UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 30, 2022
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X

Enclosure: Press release
ANGLOGOLD ASHANTI LIMITED – INTEGRATED REPORT FOR THE
YEAR ENDED DECEMBER 31, 2021

INVESTING
in the future
INTEGRATED REPORT 2021

AngloGold Ashanti Limited <IR> 2021
INVESTING
IN THE FUTURE
Our reporting theme
Our ongoing investments are aimed at extending the lives of our mines and enhancing operating flexibility by ensuring a long-
term Ore Reserve pipeline to underpin production and sustain
AngloGold Ashanti in the long-term.
This investment programme has been supplemented by a new
Operating Model aimed at improving effectiveness, eliminating inefficiency, enhancing performance and flexibility, and ensuring clear accountability for delivery on commitments. This Operating
Model prioritises improved operating outcomes and consistency that will enhance AngloGold Ashanti’s valuation and position in the sector throughout the commodity cycle.
“We must put in place the right foundation for long-term
success, and the most crucial part of that is an Operating Model which prioritises efficiency, agility and accountability,” said CEO
Alberto Calderon. “My immediate aim is to ensure that we have the right people, in the right places, making the right decisions, to provide better outcomes.”
AngloGold Ashanti is an
independent, global gold mining
company with a diverse, high-
quality portfolio of operations,
projects and exploration activities
across nine countries on four
continents.
We pursue value-creating
opportunities involving other
minerals, where we can leverage
our existing assets, shareholdings,
skills and experience.
OUR VALUES
first value.
We treat each
other with dignity
and respect.
for our actions and
undertake to deliver on
our commitments.
We want the
communities and
societies in which we
operate to be better off
for AngloGold Ashanti
having been there.
We value
diversity.
We respect
the environment.
Note:
•
AngloGold Ashanti, the Company or the Group refers to AngloGold Ashanti Limited
•
Unless otherwise indicated, $ or dollar refers to the US dollar throughout
•
All information is attributable unless otherwise specified
•
Metric tonnes (t) are used throughout, and all ounces are troy ounces
•
Rounding of numbers may result in computational discrepancies
Safety is our
We are accountable

AngloGold Ashanti Limited <IR> 2021
WHO WE ARE, WHAT WE DO
OPERATING CONTEXT
Navigating our <IR>
This document is an interactive pdf
with all active hyperlinks indicated
by orange, italic font.
OUR 2021 SUITE OF REPORTS
CONTENTS
About this report
P2
Directors’ statement of responsibility and
commitment
P3
About AngloGold Ashanti
P4
How we create value
P6
Our business model
P8
Chairperson’s letter
P14
Corporate governance
(including board and leadership)
P16
Our external operating environment
P26
Integrated stakeholder engagement
P32
Managing our risks and opportunities
P40
CEO’s review and outlook
P48
Executive Committee
P51
Our strategy – an overview
P52
Performance and delivery by strategic
focus area
•
People, safety, health and sustainability
P55
•
Ensure financial flexibility
P64
•
•
•
Optimise overhead, costs and
capital expenditure
P66
•
Improve portfolio quality
P68
•
Maintain long-term optionality
P70
Regional performance
P72
Mineral Resource and Ore Reserve –
summary
P78
Exploration and planning for the future
P84
VALUE CREATED, PRESERVED
AND GROWTH
CFO’s report and outlook
P86
Financial review
P97
Economic value-added statement
P100
Value by stakeholder
P102
REWARDING DELIVERY
Remuneration report
P107
SUPPLEMENTARY INFORMATION
Forward-looking statements
P145
Administration and corporate information
P146
STRATEGIC RESPONSE AND DELIVERY
CREATING AND PRESERVING VALUE
THROUGH LEADERSHIP
•
•
At AngloGold Ashanti, we are committed to transparent, informed and consistent reporting to a broad range of stakeholders. Our
2021 reports communicate the challenges facing our business
and progress made to date in delivering on our strategic objectives and in creating value.
Our 2021 reports are:
INVESTING
in the future
INTEGRATED REPORT
2021
<IR>
Integrated Report
<R&R>
Mineral Resource and
Ore Reserve Report
<SR>
Sustainability
Report
INVESTING
in the future
ANNUAL FINANCIAL STATEMENTS
2021
Reporting
website
<AFS>
<NOM>
Annual Financial
Notice of Annual General Meeting and
Statements
Summarised Financial Information
(Notice of Meeting)
Our 2021 reports are prepared consistent with the following:
•
International Integrated Reporting Framework
•
King IV Report on Corporate Governance South Africa, 2016
(King IV)
•
South African Companies Act, No. 71 of 2008, as amended
(Companies Act)
•
JSE Listings Requirements
•
International Financial Reporting Standards (IFRS)
•
The South African Code for the Reporting of Exploration Results,
Mineral Resources and Mineral Reserves (The SAMREC Code,
2016 edition)
•
Sustainable Development Goals (SDGs)
•
United Nations Global Compact (UNGC)
•
Task Force on Climate-related Financial Disclosures (TCFD)
Our 2021 reporting suite, together with supporting
financial, operational and sustainability data, is
available at: www.aga-reports.com
1
INVESTING
in the future
NOTICE OF MEETING
2021
INVESTING
in the future
SUSTAINABILITY REPORT
2021
INVESTING
in the future
MINERAL RESOURCE AND ORE RESERVE REPORT
AS AT 31 DECEMBER 2021
Stakeholder feedback
We welcome feedback on our reporting. Should you have any
comments or suggestions on how we could improve the quality
of our reports, contact our investor relations team at:
investor.relations@anglogoldashanti.com

AngloGold Ashanti Limited <IR> 2021

ABOUT THIS REPORT
The aim of this report is to provide balanced insight into
AngloGold Ashanti’s ability to create and preserve value
in the prevailing operating context. This report provides a
concise overview of our overall performance and prospects,
to assist the reader in making an informed decision on our
ability to create value in the short, medium and long term,
and on the future viability of our business.
Reporting period
Our integrated report is published annually. This Integrated Report
2021 (<IR>) covers the performance of AngloGold Ashanti and its subsidiaries, associates and investments for the financial year
1 January to 31 December 2021. For completeness, any
significant events occurring from the end of the year
2021 to the date of approval of this report are included.
Scope and boundary
This report describes our business model, strategy, significant risks, opportunities and issues, and our overall performance and related outcomes and prospects for the year under review.
In addition to AngloGold Ashanti’s financial performance, we also present information relating to our non-financial (social and environmental) and governance performance.
Our reporting boundary
The boundary for this integrated report is determined by
our operating environment, the related risks, opportunities, and outcomes, and by the results of engagement with key
stakeholders who may potentially affect our ability to create sustained value.
This is a group-level report, covering the entire Company, its joint ventures and investments. All managed operations are fully reported. Our joint venture, Kibali (AngloGold Ashanti, 45%), is partially reported. More detailed information on Kibali is provided on the corporate website of our joint venture partner, Barrick Gold
Corporation (Barrick), which manages the operation.
References to discontinued operations relate to South African operations disposed of during 2020. The remaining operations are classified as continuing operations.
Audience
This <IR>, aimed primarily at long-term investors, shareholders and other providers of financial capital, endeavours to enable informed decision-making by aiding understanding of AngloGold Ashanti’s potential long-term viability and ability to create and protect value.
The report also provides information on the creation and
preservation of value relevant to other stakeholders – employees, suppliers and business partners, communities and governments.
For our operating assets and related shareholdings, see About AngloGold Ashanti. For detail on our principal subsidiaries and operating entities, refer to the <AFS>.
More comprehensive information on our operational, financial, geological and sustainability performance is provided in the respective supplementary reports that are available online at www.aga-reports.com
.
STAKEHOLDERS
5
4
3
2
1
Financial reporting
boundary
Subsidiaries, joint ventures, investments
Communities
Suppliers
Governments/
Regulators
Employees
Shareholders/
Investors
Outcomes
Opportunities
Risks
External operating
environment
Strategy
Integrated reporting boundary

AngloGold Ashanti Limited <IR> 2021
Directors’ statement of responsibility and commitment
The AngloGold Ashanti board of directors acknowledges its responsibility for ensuring the integrity of this integrated report. The board believes that it complies with the Value Reporting Foundation’s International Integrated Reporting Framework and that it presents a fair and balanced view of AngloGold Ashanti’s performance, strategy, risks, opportunities, and outlook. The board is confident that the 2021 suite of reports identifies all those issues considered significant to our ability to create value over time and that it will enable informed decision-making on our long-term prospects by investors and shareholders in particular, as well as by other stakeholders. Supported by the Audit and Risk Committee, the board approved this integrated report on 29 March 2022.
Board Chairperson:
Maria Ramos
Independent non-executive directors:
Audit and Risk Committee chairperson:
Alan Ferguson
Integrated reporting process
AngloGold Ashanti understands the importance of, and is committed to, integrated reporting and we aim to continually improve the quality of our reporting. The integrated reporting process begins
Approval and assurance
While the <IR> is not independently assured as a whole, certain information presented has been subject to either an internal or external audit. Type of assurance and monitoring applied:
with an evaluation of the previous year’s report to identify areas for improvement and enhanced disclosure. We also undertake
benchmark and gap analyses to improve alignment with best
reporting practice. The content of the <IR> is based on board reports, presentations, written submissions and interviews with key executives. Disclosure is overseen by a working group led by the CFO.
Draft copies are reviewed by subject specialists and senior
executive management, including the CFO, prior to the report’s submission to the Audit and Risk Committee. This committee
•
Annual financial
statements
•
Sustainability
(non-financial) data
•
Operational and other
financial and non-financial
data, compliance and risk
management
•
External financial audit
(Ernst & Young (EY))
•
External assurance of
selected, sustainability
metrics (EY)
•
Internal audit (overseen by the
Audit and Risk Committee)
provides approval and recommends the report to the board for final approval.
Key issues
This report focuses on those factors that have the potential to significantly affect our ability to create value in the short, medium and long term, and which are of most interest to investors and shareholders, the primary audience. Consequently, we consider our most significant issue in this context to be the sustained profitability of our business, as measured by all-in sustaining costs, free cash flow, adjusted EBITDA and normalised return on equity (nCROE).
Shareholders invest in AngloGold Ashanti to earn dividends and for capital appreciation (measured in aggregate by total shareholder returns), both of which are determined by earnings. This is
acknowledged in our remuneration policy – see Rewarding delivery.
Access to capital to fund future growth and development is also influenced by our long-term outlook for profitability.
The Audit and Risk Committee, on behalf of the board, approves and monitors the auditing and assurance of all reporting
and related processes. See the <AFS> for this committee’s
chairperson’s report.
Internal audit and related approval processes include, among others, regular management reviews of information and data
published. Management also verifies the processes that determine all non-financial information.
In addition, our operations are subject to risk-based, integrated, combined assurance reviews of the financial, safety, compliance and sustainability aspects of our business. The outcomes of these internal processes and external assurances, as well as of any independent technical reviews, provide reasonable assurance to allow the board, on the recommendation of the Audit and Risk Committee, to determine the effectiveness of our internal control systems and procedures, and thus to ensure the accuracy of the information presented.
Reporting frameworks and compliance
In compiling this report, we have applied the International Integrated Reporting Framework and its guiding principles and content elements. In addition to the frameworks, standards and guidelines listed on the inside front cover of this report, we have also taken into account the World
Gold Council’s Responsible Gold Mining Principles, the principles of the International Council on Mining and Metals (ICMM) and the guidelines of various sustainability indices prepared by ESG ratings agencies, such as the FTSE/Russell Responsible Investment Index (FTSE4Good), the
S&P Global Corporate Assessment (CSA) and the Bloomberg Gender-Equality Index.
3
Kojo Busia, Albert Garner, Rhidwaan Gasant, Scott Lawson, Nelisiwe Magubane, Maria Richter, Jochen Tilk
Executive directors:
Alberto Calderon
Christine Ramon
Chief Executive Officer (CEO)
Chief Financial Officer (CFO)

AngloGold Ashanti Limited <IR> 2021
4
ABOUT ANGLOGOLD ASHANTI
VISION
To be the
LEADING  MINING COMPANY
OUR MISSION
To create value for our shareholders,
our employees, and our business
and social par tners by safely and
responsibly exploring, mining and
marketing our products.
OUR VALUES
Our six values guide all decisions made
and actions taken in the conduct of our
business. These values link our business
activities to our environmental, social and
governance (ESG) goals and commitments.
ANGLOGOLD ASHANTI AT A GLANCE
•
Produced 2.472Moz of gold and employed an average
of 30,561 people (including contractors) in 2021
(2020: 2.806Moz*; 36,952 people**)
•
Gold is our principal product. Silver and sulphuric acid are by-products at our Argentinian and Brazilian operations
respectively. Quebradona in Colombia is a gold-copper project
•
A significant asset base with a total gold Mineral Resource of
123.2Moz that includes a 29.8Moz Ore Reserve
•
Listed on the Johannesburg, New York, Australia and Ghana
stock exchanges
•
Geographically diverse shareholders including the world’s largest financial institutions
•
Market capitalisation of $8.8bn at 31 December 2021
(2020: $9.4bn)
•
Constituent of the JSE Top 40 Index, the S&P Global CSA, the
FTSE/JSE Responsible Investment Index Series (the FTSE4Good
Index), the Responsible Mining Index and the Bloomberg 2021
Gender-Equality Index
* Excludes 241,000oz produced by former South African operations
** Includes South Africa operations
INVESTMENT CASE
•
Our well-defined, disciplined and shareholder-focused
capital allocation framework is supported by significant
cash-flow generating ability, a strong balance sheet and our firm intention to return value to shareholders
•
Our self-generated and self-funded project pipeline,
supported by substantial long-term production plans, is
complemented by our proven track record in replenishing
and increasing our Ore Reserve. We aim for value-accretive
growth, with a singular focus on risk-adjusted returns
•
Our ESG focus is embedded in our decision-making and in
the way we work and act. It informs our plans and actions
from the initial exploration, to project development and the start of mining operations, throughout the productive life
of our mining assets and through to closure. Sustainability
and ESG are entrenched in our business, strategy, activities and processes, driving long-term value creation and
underpinning our social licence to operate
•
As a responsible gold miner, we aim to create long-term
value for all our stakeholders in partnership with host
communities and governments

AngloGold Ashanti Limited <IR> 2021
OUR FOOTPRINT

5
6
7
3
8
2
9
1
LEGEND
Operations
Projects
Exploration
Note: Percentages
indicate the ownership
interest held by AngloGold
Ashanti. All operations
are 100%-owned unless
otherwise indicated.
AMERICAS
1
Argentina
Cerro Vanguardia (92.5%)
2
Brazil
Serra Grande
AGA Mineração
3
Colombia
Gramalote
(1)
(50%)
La Colosa
Quebradona
4
United States of America
(United States)
Silicon
(2)
AFRICA
5
Guinea
Siguiri (85%)
6
Ghana
Iduapriem
Obuasi
(3)
7
Democratic Republic of
the Congo (DRC)
Kibali (45%)
(4)
8
Tanzania
Geita
AUSTRALIA
9
Australia
Sunrise Dam
Tropicana (70%)
(including contractors):
investment:
(1)
Gramalote is managed by B2Gold
(2)
As at 31 December 2021, a maiden Mineral Resource was declared for Silicon
(3)
Obuasi’s redevelopment project began in 2019
(4)
Kibali is operated by Barrick Gold Corporation (Barrick)
(5)
Includes joint ventures
5
Production
0.559
Moz
1.419
Moz
0.494
Moz
(Group contribution):
(23%)
(57%)
(20%)
Total Ore Reserve:
7.38
Moz
19.48
Moz
2.97
Moz
Average employed
9,972
people
17,260
people
1,332
people
Operating cash flow
(5)
$
214
m
$
1,065
m
$
199
m
(Operating contribution):
(15%)
(72%)
(13%)
Capital expenditure:
$
398
m
$
506
m
$
185
m
Total community
$
5.8
m
$
10.5
m
$
1.0
m

AngloGold Ashanti Limited <IR> 2021

1
Understanding our
context
External operating environment
The global macro-economic, geopolitical and financial
landscape, as well as the location of our operations and their specific political and social dynamics, all affect our ability to deliver on our strategy and to create value over time.
See Our external operating environment
Stakeholder engagement and key relationships
In conducting our business, we have an impact on
stakeholders and they, in turn, through their needs, actions and expectations, influence our business and our social
licence to operate.
Our approach to inclusive stakeholder engagement seeks to
balance the interests and expectations of stakeholders over
time. Constructive and respectful dialogue with stakeholders is vital in managing these expectations and any issues
identified.
See Integrated stakeholder engagement in this report and
Focusing on our material issues in the <SR>.
2
Identifying our risks,
opportunities and
key issues
Risks and opportunities
Understanding the world in which we operate, the supply
and availability of the scarce resources we rely on to
conduct our business, as well as stakeholder relationships
and expectations, guide us in identifying, prioritising and
managing our risks and opportunities. This enables planning
and initiatives to effectively mitigate such risks, to act on opportunities and to achieve our strategic objectives.
See Managing our risks and opportunities
Key issues
Our materiality assessment process prioritises and integrates into our strategy and business model those key issues
affecting our ability to create value. Understanding and
managing stakeholder needs, expectations and concerns, and
how we in turn affect them, is vital to the successful delivery on our strategy and to value creation.
See Focusing on our material issues in the <SR> and Integrated stakeholder engagement in this report.
HOW WE CREATE VALUE
To create value and deliver on our vision and mission, the following elements are in place:
OUR BUSINESS – WHAT WE DO
1. Exploration and development
Establish and maintain a pipeline of
economically viable and competitive projects to
develop long-term mining operations. Exploration
is a cornerstone of our business.
2. Mining, processing and refining
Operate and maintain mining and processing
infrastructure and equipment, and ensure a
skilled and trained workforce to enable cost-
efficient, safe operations.
To fulfil our purpose and mission, we have in place an integrated business model and a resilient and flexible strategy that enables AngloGold Ashanti to respond as necessary to the constantly changing world in which we operate. We strive for agility in our strategic decision making and in our response to a dynamic operating environment and unpredictable economic and commodity cycles, to enable us to sustain long-term value creation.

AngloGold Ashanti Limited <IR> 2021

Our overarching corporate governance framework underpins value creation and the long-term sustainability of our business.
Together with our Code of Ethics, which is based on our values, the corporate governance framework is crucial to the successful achievement of our business objectives, delivery on our strategy and value creation. It guides all decision-making, business activities and actions.
3
Strategising and
allocating resources
Strategy
Mining is a long-term business, and so our strategy aims to
create sustained value over the life of our mining operations and beyond. This involves the allocation of key resource
inputs – the natural, financial, human, manufactured, social and relationship, and intellectual capitals – which are
essential to achieving this aim.
Business model
We actively manage our activities as we try to mitigate
negative impacts of our operations and seek to achieve
positive outcomes.
Understanding the long-term impacts of decisions on the
allocation and use of capital inputs, and resulting strategic trade-offs, is essential to long-term value creation and
preservation, and to limiting value erosion.
See
Our business model and Performance and delivery by
strategic focus area.
4
Creating and
preserving value
Sustained value creation over time requires responsible
corporate citizenship and encompasses social upliftment,
careful environmental stewardship, effective governance
and the creation of economic opportunities for communities,
suppliers and governments.
Our mission to create value is supported by an emphasis on
ESG performance. This is supported by our values and the
foundation of our strategy – our enduring focus on people,
safety and sustainability.
See Performance and delivery by strategic focus area
and Value by stakeholder.
GOVERNANCE
3. Sale of product, financial management
Sale of gold and by-products to generate
revenue. Solid financial management and
disciplined capital allocation ensures positive,
sustained cash flow and returns.
4. Rehabilitation and mine closure
Develop and maintain constructive stakeholder
relations to support our regulatory and social
licences to operate, minimise and mitigate our
environmental impact and manage closure
responsibly in line with our values.

AngloGold Ashanti Limited <IR> 2021

OUR BUSINESS MODEL
The efficient extraction and processing of gold-bearing ore requires well-maintained mining infrastructure, plant, machinery and equipment.
A pipeline of economically viable
mineable orebodies is essential to
our business, as are the land, energy
and water used in the mining and
processing of ore.
Began year with:
A Mineral Resource of 124.5Moz, of which 29.7Moz was classified as Ore Reserve
639,709ha of land under management
Active greenfield and brownfield exploration programmes to identify potentially viable orebodies
During the year, we:
Treated/milled 43Mt of ore
Consumed 22.04PJ of energy
Withdrew 33.12GL of water
Exploration (brownfield and greenfield) spend of $217m
Continued project to convert our Brazil tailing storage facilities (TSFs) to dry stacking at a cost of approximately $140m for 2021
Approved a new Climate Change Strategy to address our energy consumption and greenhouse gas (GHG) emissions and started work on setting new GHG emissions targets for 2030
Access to cost-efficient capital
funds to sustain our business and
ensure future growth. Investment
in the business aims to enhance
performance and efficiency, to
improve margins and sustainably
extend operating lives. Main sources
are operating cash flow, borrowings
(bond and credit facilities), and equity.
Began year with:
Total equity of $3.74bn
Cash and cash equivalents of $1.33bn
Adjusted net debt of $597m
Undrawn credit facilities of $1.5bn
Market capitalisation of $9.43bn
During the year:
Generated $1.268bn in operating cash flow (2020: $1.545bn). The decline was mainly due to the reduced ounces of gold sold and higher operating costs, partially offset by the marginally higher gold price received, lower cash taxes, higher dividends received and favourable movements in working capital. See CFO’s report and outlook
Began implementation of a new Operating Model which is being introduced to create a foundation to ensure improved operating outcomes in 2022 and beyond
Issued seven-year $750m bonds at lowest-ever coupon for AngloGold Ashanti of 3.375%
per annum
Successfully redeemed $750m of 5.125% per annum bonds scheduled to mature in 2022
The conduct of our business entails the efficient use of capital inputs. Delivery on our strategy entails optimising and balancing use of these inputs, enhancing positive outcomes and impacts, and minimising those that are negative. Our business model describes how we create stakeholder value and is informed by our vision, mission and strategy.
Our capital inputs and related actions – 2021
NATURAL CAPITAL
FINANCIAL CAPITAL

AngloGold Ashanti Limited <IR> 2021

Energy and GHG emissions*
Achieved an energy use intensity
of 0.50GJ/t treated
(2020: 0.37GJ/t treated)
Water*
Achieved a water use
intensity of 0.75kL/t treated
(2020: 0.68kL/t treated)
Recorded a GHG emissions
intensity of 31kg CO2/t treated
(2020: 33kg CO2/t treated)
Re-used 67% of water
(2020: 73%)
NATURAL CAPITAL
$4.0bn
Revenue generated
FINANCIAL CAPITAL
Mineral Resource of 123.2Moz and Ore Reserve of 29.8Moz post depletion at year end
Maiden Mineral Resource declared for Silicon in Nevada
of 3.4Moz
Agreed to acquire Corvus Gold (Corvus) to increase our position in the Beatty district of Southern Nevada. Corvus properties are adjacent to our own landholdings in the area (acquisition completed on 18 January 2022)
5 reportable environmental incidents (2020: 8)
639,709ha under management of which 812ha was newly disturbed and 165ha rehabilitated at the end of 2021
* Includes the impact of sold assets: West Wits, Mine Waste Solutions, Vaal River in South Africa and Sadiola in Mali
For further data, see ESG and Sustainability Data Workbook
Ended the year with:
Robust balance sheet – strong liquidity of approximately $2.6bn, low leverage of 0.42 times adjusted net debt to adjusted EBITDA, and refinanced our longer-term debt through the redemption of the
2022 bonds
Adjusted net debt of $765m, down 76% from its 2014 peak –
without raising additional equity
58% lower finance costs since 2014
Net cash position – cash and cash equivalents of $1.154bn
Free cash inflow of $104m, down from $743m in 2020(1)
Adjusted EBITDA of $1.8bn, down from $2.47bn in 2020
Capital expenditure of $1.1bn, up from $757m in 2020(2)
Headline earnings of $612m, down from $1,000m(1) in 2020
Share price down by 7% in 2021, negatively impacting market
capitalisation at 31 December 2021
Since 1 September 2021, the share price has increased by 39%, compared with a 15% increase in the Market Vectors Gold Miners
Exchange Traded Fund, making AngloGold Ashanti’s one of the
best-performing major gold shares over that period
(1)
Includes discontinued operations
(2)
Includes joint ventures
Outcomes of our actions 2021 by year end
Our capitals
Natural capital
Human capital
Manufactured capital
Financial capital
Social and
relationship capital
Intellectual capital
Outputs
Produced
2.5Moz of gold
3.5Moz of silver
173t of sulphuric acid
Mining waste generated as follows
44.1Mt of tailings deposited
219.0Mt of overburden and
waste rock
21.0Mt of hazardous waste
responsibly managed
Emissions generated
GHG emissions (CO2e)
Nitrous oxides (NOx)
1,380Kt
4,968t
Sulphur dioxide (SO2)
174t

AngloGold Ashanti Limited <IR> 2021
OUR BUSINESS MODEL continued
Our capital inputs and related actions – 2021
10
Successful, profitable, sustainable
operations rely on the skills,
knowledge, productivity, motivation
and well-being of employees.
Employees are the foundation of
our business.
Began year with:
Safety policy and functional support dedicated to zero harm and eliminating fatalities
Experienced, diverse leadership and board
Policy promoting equality, diversity and inclusivity
Employee localisation a focus area – especially in the Africa region
Motivational reward structures linked to strategic performance and delivery
During the year, we:
Employed an average of 30,561 people, including 16,384 contractors
(2020: excluding South African operations – 28,655 and 14,937 respectively)
Revitalised safety strategy and introduced a related three-year work plan focused on leadership and people, processes, technology, innovation and risk management
Embarked on design and implementation of new Operating Model, including organisational restructuring
Spent $7m on critical skills training and development
Supported national COVID-19 vaccination initiatives
The efficient extraction and
processing of gold-bearing ore
requires well-maintained mining
infrastructure, plant, machinery and
equipment.
Began year with:
Ten mining operations – with accompanying infrastructure, gold processing plants and equipment, and four growth projects in development (Obuasi, Gramalote, Quebradona,
Beatty District in Nevada)
Tangible assets, right of use assets and intangible assets with a book value of $3.157bn
Relevant exploration and mining rights, permits and licences
During the year, we:
Incurred total cash costs of $2.3bn
Spent $778m
*
on sustaining operations and enhancing performance (sustaining capital)
Implemented new Operating Model to streamline and empower our operations to enable them to deliver consistently and safely on plans
Progressed growth projects
For details on materials consumed – such as cyanide, diesel, explosives, acids and alkalis, among other items – in the course of our mining and processing activities, see ESG and Sustainability Data
Workbook 2021
* Includes joint venture
HUMAN CAPITAL
MANUFACTURED CAPITAL

AngloGold Ashanti Limited <IR> 2021

Workforce
Restructuring related to new
Operating Model resulted in a
reduction in central function
roles of 215 people
Restructuring across the
group’s business units will be
completed during 2022
Diversity and training
In 2021, women made up:
12.3%* of total workforce
(2020: 12.6%)
36% of board members
(2020: 44%)
33% of executive
management (2020: 33%)
* 12.3% reflects only employees
on payroll
At 31 December 2021,
tangible assets, right of use
assets and intangible assets
with a book value of $3.757bn
Projects
Obuasi:
Phase 2 construction
complete
Phase 3 underway
Ramping up to 4,000tpd
and an annual rate of gold
production of 320,000oz
to 340,000oz in the fourth
quarter of 2022
Colombian projects:
Quebradona, an attractive
long-life, high-grade, low-cost
project, will introduce copper
production into the portfolio.
Colombia’s environmental
agency ‘archived’ our
environmental licence
application for Quebradona,
meaning that it declined
to approve or deny the
appreciation.
Employee relations
Maintained strong employee
relations – no industrial action
Safety and health
2 fatalities (2020: 6 (includes
South Africa))
Overall improved health
performance
Excluding South Africa, safety
performance regressed, though
injury rates remain well below the
ICMM peer average; severity of
injuries also continues to decline
Around 85% of workforce fully
vaccinated (excluding boosters)
by end 2021 – this has greatly
supported the process to
normalise operations
AngloGold Ashanti has filed an
appeal to secure further details on
specific information the agency
requires. The aim is to prepare,
submit and process a new
environmental licence request
for Quebradona in due course.
Gramalote is a joint operation with
B2Gold. The final feasibility study for
the Gramalote project is expected to
be delivered this year
North American project:
Aim of the Corvus acquisition is
to use this combined portfolio of
Nevada assets (along with our
own emerging resource base in
the region) to establish a low-cost,
long-life production base over the
medium term in the Beatty District
HUMAN CAPITAL
Outcomes of our actions 2021 by year end
MANUFACTURED CAPITAL
Cerro Vanguardia, Argentina

AngloGold Ashanti Limited <IR> 2021
OUR BUSINESS MODEL continued
Our capital inputs and related actions – 2021
12
Honest, constructive stakeholder
relations aid understanding of
stakeholder needs and expectations,
underpinning our licence to operate.
All stakeholder engagement is
guided by our values and Code of
Ethics.
Began year with:
Dedicated community engagement structures to foster strong relationships based on trust
A reliable, cost-focused and representative supplier database, aligned with our Supplier Code of
Conduct, prioritising local suppliers
Community grievance mechanisms in place across our operations
Commitment to share value and socio-economic benefits of our mining activities
During the year, we:
provided informative, transparent, regular and reliable disclosure to all key stakeholders maintained constructive relationships with government and regulators invested $18.1m
(1)
in community projects to promote resilient socio-economic development
* Excludes joint venture
Strong governance framework,
organisational systems and
procedures – underpinned by
technological innovation to optimise
system and process efficiencies, and
outcomes – essential to delivery on
our vision, mission and strategy.
Began year with:
Integrated, focused strategy supported by sound management systems and a robust corporate governance framework encompassing effective risk management
A values-driven culture that is guided by Our Code
The necessary policies are in place to ensure responsible environmental stewardship and consumption, and responsible corporate citizenship
A solid brand and reputation
During the year, we:
conducted Project Thrive aimed at restructuring and streamlining our organisation to bring about significant efficiency improvements and ensuring its long-term success, which occurred hand-in-
hand with the roll-out of the new Operating Model
conducted a company-wide culture survey as first step in the initiative to refresh organisational culture and values
progressed digital transformation roadmap – defined the initiatives to be implemented and advanced to feasibility stage. These initiatives are grouped as follows:
Digital supply chain
Intelligent planning and engineering
Digital mining operations
Connected assets
Next generation safety and sustainability
The expected benefits from the roadmap are: improved operational efficiencies; greater agility;
improved recoveries; greater staff engagement; reduced costs; and improved safety. Investment to progress the initiatives to feasibility amounted to around $200,000 and entailed:
Adopting the Control Objectives for Information and Related Technology (COBIT) framework to improve IT governance. This assisted in meeting regulatory compliance, risk management and aligning the IT strategy with the organisation’s overall goals
Adopting several new processes while the maturity of several existing processes increased to level 4 maturity to further strengthen governance
Aligning board reporting with King IV principles for good governance
SOCIAL AND RELATIONSHIP CAPITAL
INTELLECTUAL CAPITAL

AngloGold Ashanti Limited <IR> 2021

Shareholders and investors
Maintained investor
confidence by delivering
on strategic objectives
and targets, solid financial
performance and consistent,
regular targeted engagement
Governments and regulators
Constructive relations
maintained by regular, reliable
engagement, regulatory
compliance and responsible
citizenship
Regulatory compliance – no
material fines received for
non-compliance
Maintained our focus
on a robust governance
framework, organisational
systems and procedures,
underpinned by integrating
all sustainability systems
and processes through our
Integrated Sustainability
Information Management
System (iSIMS). The
systems implementation
began during the year to
increase efficiencies and
improve outcomes which are
essential to delivering on our
strategy, aligned to the new
Operating Model
New Climate Change
Strategy developed to
enhance proactivity and
transparency in mitigating
current and future climate
risks; measures being taken
to strengthen the climate
resilience of our business
Communities
Overall positive community
relationships were boosted
by active engagement and
provision of local employment
and procurement opportunities,
infrastructure and services
Community partnerships and
relations strengthened by
collaborative efforts to combat
COVID-19
447 community complaints
received, of which 48 remained
unresolved at
year end
No human rights violations
reported for fourth consecutive
year
Results of the culture survey are
being analysed and will be used to
guide learnings on how to improve
engagement and collaboration
with one another in pursuit of our
strategic goals
Committed to a target of net zero
Scope 1 and 2 GHG emissions
by 2050, and, in partnership
with our value chain partners,
to set Scope 3 GHG emissions
reduction targets, if not by the
end of 2023, as soon as possible
thereafter
SOCIAL AND RELATIONSHIP CAPITAL
Outcomes of our actions 2021 >by year end
INTELLECTUAL CAPITAL
Cerro Vanguardia, Argentina

CHAIRPERSON’S
LETTER
Dear Stakeholders,
The terrible invasion of Ukraine by Russia, the continuing presence of COVID-19, worldwide inflation and the risk of stagflation, present a complex environment that we must continue to navigate.
With over two million refugees, countless civilian casualties and many millions internally displaced, it is hard to quantify the social, humanitarian and economic costs inflicted on the people of Ukraine.
The early estimates of economic costs are huge. The impact on global supply chains from the conflict will become clearer over time.
Fragile recovery
In January 2022, the IMF’s World Economic Outlook Report pointed to rising COVID-19 caseloads due to the Omicron variant, along with mobility restrictions and rising inflation, all signalling a ‘disrupted recovery’ in the global economy. This will be compounded by the
Ukraine conflict and the impact on energy prices as countries reassess energy dependency and contemplate the shift to other markets.
In the immediate aftermath of the invasion, commodity prices soared to levels not seen in years, or in some cases, ever. Gold has been a beneficiary, touching near-record levels of $2,060/oz in early
March 2022. Prices for oil, copper and aluminium spiked. So, too, did prices of commodities such as wheat and corn.
Inflation, which was already a concern at the end of 2021, is forecast to increase further, posing a more material risk for the global economy and our business. Commodity shortages and the subsequent second and third-order effects of rising prices, are likely to have far reaching consequences such as food shortages and hunger in many parts of the world.
COVID-19
The direct toll of COVID-19 has been staggering, with almost six million deaths reported from more than 400 million cases. The true number is likely far higher.
In addition to high levels of absenteeism caused by illness and quarantine requirements, border closures and travel bans changed normal patterns of labour mobility.
In Western Australia, with some of the world’s toughest
restrictions, mining skills became harder to find as out-of-state workers were shut out by a hard border shutdown. Iron ore
producers in Australia and Brazil, cash flush from a run of record prices, paid premiums to attract scarce skills. As with many of our gold-producing peers, the resultant wage inflation eroded margins and the vacancies hurt efficiency.
Mining was not the only sector affected by changing labour
trends and rising input costs. Global supply chains experienced a range of challenges which caused delays and added to
inflationary pressures.
A resilient organisation in transformation
These exogenous shocks and our difficulties dealing with many of the disruptions they brought last year highlighted the need for a more competitive, agile and resilient business.
Our new CEO, Alberto Calderon, who joined in September 2021, has introduced a new Operating Model designed to achieve just that
– a more agile and robust organisation, better able to deal with an increasingly unpredictable operating landscape.
AngloGold Ashanti Limited <IR> 2021
As ever, AngloGold Ashanti’s
values will continue to be a
lodestar in dictating our actions
and our interventions – not only
in response to COVID-19 and its
aftermath, but in every aspect of
how we do business.
Maria Ramos
Chairperson

AngloGold Ashanti Limited <IR> 2021
This new Operating Model, detailed elsewhere in this report, greatly simplifies the organisational structure, eliminates duplication, ensures the operating mines are appropriately resourced, and ensures clear accountability for the safe and responsible delivery of our commitments. The board strongly endorses these objectives.
As ever, AngloGold Ashanti’s values will continue to be a lodestar in dictating our actions and our interventions – not only in response to COVID-19 and its aftermath, but in every aspect of how we do business.
Gold market
We’ve seen gold fulfilling its role as a haven in times of uncertainty and inflation. The ongoing conflict and negative real interest rates are also supportive for gold.
Notwithstanding this positive sentiment in the gold price, it remains a time for disciplined capital allocation. Tight cost management and overall efficiency improvement are key areas of emphasis for the board and the executive, given the inflationary pressures already evidenced in the business.
Leadership
We are pleased to have someone of Alberto’s calibre and experience to lead the business through the next phase of our development.
The board is fully supportive of the strategy, including the redesign and implementation of the new Operating Model, which creates a foundation for ensuring operating excellence.
Chief Financial Officer Christine Ramon has chosen to take early retirement in June of this year, and a thorough process to find and appoint her replacement has begun. I extend the thanks of the board to Christine for her exemplary service to the Company, including her stewardship through a challenging environment during the year she served as Interim Chief Executive Officer. Similarly,
Ian Kramer was exemplary in his role as Interim Chief Financial Officer.
Other changes to the leadership team, detailed in the Remuneration
Committee Chairperson’s letter to shareholders, have deepened the experience of the Company’s executive as it works to close the valuation gap with our peers.
The board welcomed Scott Lawson as its newest non-executive
director on 1 December 2021. Scott was Executive Vice President
and Chief Integration Officer for Newmont Corporation until January
2020. Prior to this, he served as Executive Vice President and Chief
Technology Officer and in other senior technical roles at Newmont and Rio Tinto over more than 30 years. His depth and breadth of technical experience will add significant value to our business.
Business performance
The most serious setback during the past year was the sill-pillar failure at Obuasi, in May 2021, which caused a fatality and led us to voluntarily suspend underground production for the remainder of the year while remedial actions were undertaken.
Daniel Nuertey-Kwao Quaynortey died in that incident, while a fall-of-ground in February 2021 at our Serra Grande mine in Brazil claimed the life of Carlos Machado Barbosa. I offer my sincerest condolences to their families and loved ones and offer my
assurance that concrete steps have been taken to improve safety and eliminate injuries from our mine sites. There is no higher priority.
The stoppage at Obuasi compounded a series of challenges
experienced elsewhere in the business during the year. In addition to skilled labour shortages and rising inflation, COVID-19 affected production and costs, while a complex and expensive investment in converting our TSFs in Brazil to dry-stacking facilities also contributed to lower production and narrower margins.
Although these operating and cost disappointments led to a
revision of guidance in August 2021, our mines staged a recovery in the second half of the year. The business ended the year
generating a cash surplus of $104m after more than replacing the
Ore Reserve, self-funding a significant reinvestment programme and funding 2021’s final dividend declaration. A total dividend of
20 US cents a share was declared for 2021, in line with our policy.
The balance sheet remains robust.
Environment, social and governance
The board and our leadership are focused on continued
improvement in our ESG performance. While significant progress was made across a broad front this year, we realise much remains to be done, including to reach the board’s own targets on diversity and inclusion.
The approval of our Climate Change Strategy in November 2021 was an important milestone. So, too, was the publication in
December 2021 of our first Climate Change Report, aligned with the recommendations of the Task Force on Climate-Related Financial
Disclosures, and which details our approach to dealing with the impacts of a changing climate on our business.
Notwithstanding the 69% reduction in absolute greenhouse gas emissions since we first set targets with 2007 as the baseline year, we are focused on ensuring further improvements. A new decarbonisation target for 2030 is in the works which will provide a key milestone to meeting our commitment of reaching net zero
Scope 1 and 2 emissions by 2050.
Host community expectations will continue to grow as the
pandemic lingers and commodity prices rise. We will remain in a constructive dialogue with these stakeholders to better understand their expectations and how we can help in meeting them.
Our contributions to communities stem not only from our vibrant programme of direct corporate social investments, but also from ensuring we have a robust, profitable business that pays taxes, buys local goods and employs nationals in our host countries. Our
Economic value-added statement provides useful detail on how we measure up in each of these areas.
Looking to the future
As we look toward 2022 and beyond, we expect to see the benefits of the changes in leadership and operational improvement efforts. We are confident that Obuasi will demonstrate its qualities as a Tier One asset as we continue to ramp up and complete the last phase of the expansion project. We see new opportunities arising at our Nevada assets to build an additional operational pillar in a proven jurisdiction.
Thanks
I extend my personal thanks to my fellow directors for their ongoing guidance and commitment throughout the year. On behalf of the board, I would like to express gratitude to all stakeholders for their ongoing support, and to every member of the AngloGold
Ashanti team for their efforts and sacrifice during a difficult year.
We are clear-eyed in viewing the task ahead of us, which is to improve our operating performance and to maintain the very
highest levels of safety and ethics as we work to deliver on our commitments to all stakeholders.
Maria Ramos
Chairperson
29 March 2022

AngloGold Ashanti Limited <IR> 2021

CORPORATE GOVERNANCE
AngloGold Ashanti’s board is guided by its commitment
to ensuring that sound governance principles and practices
are embedded at all levels of the Company.
These underpin value creation and the long-term sustainability of our business and are crucial to the achievement of our
business objectives and delivering on our strategy. AngloGold
Ashanti’s governance structures and processes demonstrate our commitment to high standards of business integrity and ethics, and are supported by our values-driven culture and Code of
Business Principles and Ethics (Our Code).
Our Code is the defining document for AngloGold Ashanti’s
values and ethics and, in addition to applicable laws, regulations, standards and contractual obligations, guides our business
decisions in the countries in which we operate. Our Code provides a framework and sets requirements for the implementation of key corporate policies and guidelines.
In 2021, AngloGold Ashanti reviewed its application of the King IV principles – ethical culture, good performance, effective control and legitimacy – and is satisfied that the Company has adopted these principles and the recommended practices. A statement
on our application of these principles is available online at
www.anglogoldashanti.com.
Board composition
The board ensures AngloGold Ashanti is a responsible corporate citizen by delivering on financial performance and pursuing
AngloGold Ashanti’s board of directors
Maria Ramos (63)
Rhidwaan Gasant (62)
Kojo Busia (59)
Alan Ferguson (64)
Albert Garner (66)
Independent Non-
Executive Chairperson
Lead Independent Director Independent Non-
Executive Director
Independent Non-
Executive Director
Independent Non-
Executive Director
MSc, BCom (Hons),
Banker Diploma, Certified
Associate of the Institute
of Bankers (SA)
BCompt (Hons), CA(SA),
ACIMA, Executive
Development Programme
PhD, MA, BA
BSc, (Accountancy and
Business Economics),
CA (Scotland)
BSE (Aerospace and
Mechanical Sciences)
Appointed: 1 June 2019
Appointed:
Appointed:
Appointed:
Appointed:
and as Chairperson on 12 August 2010 1 August 2020 1 October 2018 1 January 2015
5 December 2020
External appointments:
External appointments:
External appointments:
External appointments:
External appointments:
Non-executive director on Chairperson of Non-executive Interim chairperson, senior Managing director and the boards of Compagnie Growthpoint Properties director on the board of independent director vice chair of Investment
Fin Richemont, Standard Ltd and a non-executive AMV Resources Partners. and chair of the audit Banking at Lazard.
Chartered PLC and director on the board of V committee at Marshall
Standard Chartered Bank. and A Waterfront Holdings Motors Holdings. Also
(Pty) Ltd and three other a non-executive director
companies within its and chair of the audit
group. Also serves as a committee at Harbour
non-executive director on Energy.
the board of MTN Nigeria
Communications PLC.
INDEPENDENT NON-EXECUTIVE DIRECTORS
Detailed CVs of directors are available on the corporate website, www.anglogoldashanti.com

AngloGold Ashanti Limited <IR> 2021

environment, social and governance (ESG) principles, striving to enhance the economic life of the communities in which we operate and endeavouring to protect and minimise harm to the environment.
At AngloGold Ashanti climate change is a board-level governance issue. The board recognises the impacts of climate change that could exacerbate existing mining-related risks and the effect on ecosystems, communities and employees. Given the gravity of
climate change, the board has approved a new Climate Change
Strategy which informed the Company’s inaugural Climate Change
Report which is aligned to the recommendations of the Task Force on Climate-related Financial Disclosures.
AngloGold Ashanti is governed by a unitary board of directors, which at year-end consisted of eleven directors – nine
independent non-executive directors and two executive directors.
The board acts with independence and its members have the
appropriate competencies and experience to execute their
fiduciary duties.
The board appoints new directors on the recommendation of
the Nominations and Governance Committee, which conducts
rigorous credential assessments of each potential candidate.
Several factors including relevant legislative requirements, best practice, the candidate’s qualifications and skills and the requirements of AngloGold Ashanti’s Directors’ Fit and Proper
Standards are considered in appointing new board members.
Their appointments are subject to shareholder approval at the annual general meeting following their appointment by the board.
Nelisiwe Magubane (56)
Maria Richter (67)
Scott Lawson (60)
Jochen Tilk (58)
Alberto Calderon (62)
Christine Ramon (54)
Independent Non- Independent Non- Independent Non- Independent Non- Chief Executive Officer Chief Financial Officer
Executive Director Executive Director Executive Director Executive Director and Executive Director and Executive Director
Pr.Eng, BSc, MBA
BA, Juris Doctor
BSc (Civil
Bachelors Mining
PhD, MPhil, MA, Juris
BCompt, BCompt
Engineering), MBA
Engineering,
Doctor, BA
(Hons), CA(SA), Senior
Masters Mining
Executive Programme
Engineering
(Harvard)
Appointed:
Appointed:
Appointed:
Appointed:
Appointed:
Appointed:
1 January 2020 1 January 2015 1 December 2021 1 January 2019
1 September 2021 1 October 2014
External appointments:
External
External
External
External
External appointments:
Chairperson of Matleng
appointments:
appointments:
appointments:
appointments:
Non-executive
Energy Solutions and the
Strategic Fuel Fund, a
subsidiary of the Central
Energy Fund.
Non-executive
director on the
boards of Rexel
Group and
Bessemer Trust.
None.
Non-executive
director of Emera
Inc.
Non-executive director
of the International
Council on Mining and
Metals.
director of Melanani
Investments (Pty) Ltd
and Melanani Women
Investments (Pty) Ltd.
Also a member of the
Presidential State-
Owned Enterprise
Council, a director of
AngloGold Ashanti
Holdings plc and
alternate director at the
World Gold Council.
EXECUTIVE DIRECTORS

AngloGold Ashanti Limited <IR> 2021
CORPORATE GOVERNANCE continued

Non-executive directors: Time on board
4.0
3.5
3.0
4
2.5
2.0
2
2
1.5
1
1.0
0.5
0.0
9 years or longer
6 to 8 years
3 to 5 years
Less than 3 years
INDEPENDENT NON-EXECUTIVE DIRECTORS
Board of directors
Maria Ramos
Rhidwaan
Gasant
Kojo Busia
Alan Ferguson
Nationality
Board expertise
Collective expertise (%)
•
•
•
•
Board experience
91
Leadership experience
100
•
•
•
•
Strategy development
100
•
•
•
•
Environment, health and safety
55
•
•
Mining/engineering
36
•
Financial acumen/accounting
64
•
•
•
Corporate governance/legal
82
•
•
•
•
Risk management
100
•
•
•
•
Technology and innovation
36
•
•
Human resources/labour
45
•
•
Board committees
C – Committee chair
Audit and Risk
•
C
Social, Ethics and Sustainability
•
C
Remuneration and Human Resources
•
•
Nominations and Governance
C
•
•
•
Investment
•
•
Pursuant to our memorandum of incorporation, one-third of
directors are required to retire at each annual general meeting and, if eligible and available for re-election, are put forward for re-election by shareholders. The directors due to retire at the forthcoming annual general meeting are Maria Ramos, Maria
Richter and Nelisiwe Magubane. They are all eligible and have offered themselves for re-election. Alberto Calderon and Scott
Lawson, who were appointed since the last annual general
meeting, will be standing for election as directors of the board.
See the <NOM>.
Independence of directors and conflicts of interest
In determining director independence, we are guided by King IV, the Companies Act, the JSE Listings Requirements, the NYSE
independence rules and our internal policy on independence, as well as by best practice. For 2021, all non-executive directors were assessed as being independent in terms of mind, character and judgement.
Directors are required to declare their interests annually and to disclose any conflicts of interest, and when they arise, to determine the extent to which the conflict may impact the
performance of their duties at AngloGold Ashanti. Once a conflict has been disclosed, it is managed appropriately by the board.
A Declaration of Interest form is maintained by the company
secretary and any new interest or potential conflict is declared at each meeting.
Tenure
Average tenure of non-executive directors: 4.4 years

AngloGold Ashanti Limited <IR> 2021

EXECUTIVE DIRECTORS
Albert Garner
Scott Lawson
Nelisiwe
Magubane
Maria Richter
Jochen Tilk
Alberto Calderon
Christine Ramon
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
•
C
•
•
•
•
C
•
Board diversity
AngloGold Ashanti recognises the benefits of promoting broader diversity at board level, including diversity of gender, race and ethnicity, culture, age, field of knowledge, skills and experience, and geography. These attributes are considered in determining the optimal composition of the board as well as succession planning, and when possible will be balanced appropriately for the board to be effective as a whole.
For AngloGold Ashanti to leverage the benefits of a globally diverse board, the board introduced a racial diversity target of 50% black representation (including African, Indian, Coloured and other foreign black nationals) on the board. In addition, to promote gender diversity, a target of at least 40% female board members was established.
In 2021, female representation on the board declined from 44%
(2020) to 36% and black representation and historically
disadvantaged individuals (HDIs) declined from 44% (2020) to 36%.
The board recognises that much remains to be done to reach its diversity targets.
Promoting diversity at board level
Female
Male
Black
Other
South
African
Other
nationalities
Between
50and 59
Between
60and 69
36% (2020: 44%)
64% (2020: 56%)
36% (2020: 44%)
64% (2020: 56%)
36% (2020: 44%)
64% (2020: 56%)
36% (2020: 44%)
64% (2020: 56%)
Average age: 62 years (2020: 60 years)
GENDER
DIVERSITY
(Target 40%
female)
RACIAL
DIVERSITY
(Target 50%
Black)
GEOGRAPHICAL
DIVERSITY
AGE
DIVERSITY

AngloGold Ashanti Limited <IR> 2021
CORPORATE GOVERNANCE continued

Directors’ dealings in shares and
closed periods
In accordance with statutory and regulatory requirements,
directors, prescribed officers and any restricted employees may not deal directly or indirectly in the securities of the Company during specific closed or prohibited periods. All directors and the company secretary require prior approval from the Chairperson to deal in the Company’s securities.
The Chairperson of the board must obtain written approval from the lead independent director, or in his/her absence, the chairperson of the Audit and Risk Committee. The company secretary retains a record of all such share dealings. For prescribed officers written approval must be obtained from the Chief Executive Officer (CEO)
before dealing in AngloGold Ashanti securities.
Directors’ time commitments and
external appointments
The board appreciates the benefits that wider boardroom
exposure provides for directors. However, the number of external appointments undertaken by a director is monitored to ensure that adequate time is committed to AngloGold Ashanti, and the effective discharge of the director’s duties and responsibilities, as well as to align with shareholder advisory companies’ guidelines on overboarding. When making new appointments the board
takes account of other demands on a potential director’s time and, prior to appointment, significant commitments are required to be disclosed with an indication of the time involved.
For existing directors, additional external appointments must not be undertaken without prior approval of the Chairperson of the board to ensure that directors have sufficient time to dedicate to the affairs of the Company. Additional directorships for the Chairperson are subject to approval by the lead independent director.
Details of the directors’ external appointments can be found on pages 16 and 17.
Non-executive directors’ minimum
shareholding requirements
The board recently approved a minimum shareholding policy for non-
executive directors, in order to strengthen the alignment between the interests of non-executive directors and those of AngloGold Ashanti’s shareholders and to ensure long-term sustainable decision making.
Non-executive directors are required to acquire and hold a
minimum shareholding in AngloGold Ashanti shares, equivalent to
150% of their annual base fee within 4 years of the effective date of the policy, namely February 2022, for existing non-executive directors, and from the effective date of appointment for new non-executive directors. However, a non-executive director may not hold shares in AngloGold Ashanti which are material to his/her personal wealth, as this may adversely impact the non-executive director’s independence.
Executive directors
Alberto Calderon was appointed as CEO with effect from
1 September 2021, at which point Christine Ramon, who had
been the Interim CEO from 1 September 2020, resumed her role as chief financial officer (CFO) and Ian Kramer, the Interim CFO, resumed his role as Senior Vice President: Group Finance.
The Company has subsequently announced that Christine Ramon
has elected to take early retirement from her role as CFO at the end of June 2022. A process to identify a new CFO has commenced, with a view to enabling a smooth transition to a successor.
As required by the JSE Listings Requirements, the Audit and Risk
Committee annually considers and expresses its satisfaction
at the level of expertise and experience of the CFO. The Audit and Risk Committee concluded that Christine Ramon, together
with other members of the financial management team, had the appropriate expertise and experience to manage the Group’s
financial affairs during 2021, as detailed in the CFO’s review and
Audit and Risk Committee chairperson’s report, which are included in the <AFS>.
Geita, Tanzania

AngloGold Ashanti Limited <IR> 2021

The latest approved board charter
and committees’ terms of references,
containing detailed information regarding
their respective responsibilities and
mandates, are available online.
AngloGold Ashanti board
The overriding role of the board is to ensure the long-term sustainability and success of the business, for the mutual benefit of all stakeholders. Its overall role is one of strategic leadership. This includes the setting, monitoring and review of strategic targets and objectives, the approval of capital expenditure, acquisitions and disposals, and oversight of governance, internal controls and risk management. The board is supported by five committees to which it delegates certain functions without abdicating any of its own responsibilities. This process of formal delegation involves documented and approved terms of reference, which are reviewed annually, or more often when required.
Board and committee structure and delegation of authority
Audit and Risk Committee
Oversees the integrity of our financial
reporting, the existence of proper internal
controls, the integrity of the <IR> and <AFS>,
and of our risk management processes
Assesses AngloGold Ashanti’s continuing
ability to operate as a going concern, assists
the board with oversight of IT governance,
risk management and the Group ethics and
regulatory compliance programme
Ensures the Company has qualified
independent external auditors and
internal auditors
More detailed information on the committee’s
achievements is available in the <AFS>
Nominations and Governance
Committee
Assists the board in the implementation
of programmes to ensure that the board’s
composition and size is appropriate at all
times, oversees the annual evaluation of the
board and its committees, as well as the
independence assessment and qualification
and competence of the company secretary
Considers the extent to which the general
corporate governance mechanisms and
frameworks of the Company are appropriate
and effective, and makes appropriate
recommendations to the board
Social, Ethics and Sustainability
Committee
Key responsibility is to assist the
board in monitoring matters relating
to safety, health, the environment
and ethical conduct, and to ensure
that AngloGold Ashanti develops
and behaves as a responsible
corporate citizen
Ensures that our sustainability
strategy positions AngloGold Ashanti
as a leader in mining and that
sustainability objectives are effectively
integrated into the business
Oversees the integrity of and
approves the <SR>
More information on the work done
during the year by the committee is
available in the <SR>
Investment Committee
Assesses individual capital projects
and investment and divestment
opportunities to ensure that they
are in accordance with AngloGold
Ashanti’s primary mission to create
sustained shareholder value in the
long term
Ensures that project and investment
evaluation guidelines, including
appropriate strategic, operational,
financial, technical and sustainability
guidelines and other procedures
for the allocation of capital, are
consistently and properly applied
Remuneration and Human Resources
Committee
Assists the board in ensuring that AngloGold
Ashanti remunerates fairly, responsibly
and transparently so as to promote the
achievement of strategic objectives and
positive outcomes in the short, medium and
long term
Reviews, oversees and, where appropriate,
approves human resources group policies
and strategies aimed at creating and
sustaining the technical and managerial
excellence required to support the attainment
of the Company’s global objectives and
achieve a globally competitive workforce
More information on the achievements of the
committee is available in the Remuneration
and Human Resources Committee
chairperson’s report
Oversees the integrity of and
Develops processes to identify, assess and
recommend board candidates for appointment
as executive and non-executive directors,
including the Chairperson and CEO, as well as
the company secretary, and at the same time
considers succession planning for the board
approves the <R&R>
As CEO, Alberto Calderon is responsible for the execution of AngloGold Ashanti’s strategy and reports to the board. He chairs the executive committee that is responsible for the day-to-day management of the Group’s affairs. The committee’s work is supported by country and regional management teams as well as by Group corporate functions.
See Governance on www.anglogoldashanti.com
Executive Committee

AngloGold Ashanti Limited <IR> 2021
CORPORATE GOVERNANCE continued

Board and committee meeting attendance
Directors’ attendance at board and committee meetings during 2021 was as follows:
Board(8)
Audit and Risk
Investment
Remuneration
and Human
Resources(9)
Social,
Ethics and
Sustainability
Nominations
and
Governance(10)
Special
Committee
(11)
Number of
meetings in 2021
14
6
6
11
6
20
2
MDC Ramos(1)
14 n/a n/a 2 6 20 2
KOF Busia(7)
13 n/a 6 n/a 6 19 n/a
A Calderon(2)
5 n/a n/a n/a n/a n/a n/a
AM Ferguson 14 6 n/a 11 n/a 19 n/a
AH Garner 14 n/a 6 11 n/a n/a 2
R Gasant(3) (7)
13 5 5 8 n/a 20 2
SP Lawson(4)
0 n/a 1 n/a 0 n/a n/a
NVB Magubane(5)
14 3 n/a n/a 6 n/a n/a
KC Ramon(6)
13 n/a 6 n/a n/a n/a n/a
MC Richter 14 6 n/a 11 n/a 19 n/a
JE Tilk 14 6 6 n/a 6 20 2
(1)
MDC Ramos stepped down from the Remuneration and Human Resources Committee on 18 February 2021.
(2)
A Calderon was appointed to the board on 1 September 2021.
(3)
R Gasant was appointed to the Remuneration and Human Resources Committee on 18 February 2021.
(4)
SP Lawson was appointed to the board with effect from 1 December 2021.
(5)
NVB Magubane was appointed to the Audit and Risk Committee with effect from 4 May 2021.
(6)
KC Ramon had a conflict of interest in respect of the matter being discussed and therefore recused herself from one board meeting.
(7)
A number of special board meetings were held during the year, impacting the ability of our directors to attend all meetings. All directors who were unable to attend received accompanying material and had opportunities to provide comment.
(8)
During 2021 the board held five scheduled meetings and nine special meetings.
(9)
The Remuneration and Human Resources Committee held four scheduled meetings and seven special meetings in respect of the appointment of leadership roles.
(10)
During 2021 the Nominations and Governance Committee held four scheduled meetings and 16 special meetings in respect of the recruitment of a CEO and non-executive director.
(11)
The Special Committee was established in 2020 to provide oversight for various aspects of the Company’s strategy.
Board and committee performance
evaluations
Unless determined otherwise by the board, an evaluation of the board, its committees, the Chairperson and individual directors shall be carried out at least every two years, and every alternate year, an opportunity is provided for consideration, reflection and discussion by the board of its performance and that of its committees, the chairperson and its members.
The evaluation of the performance and effectiveness of the board and its committees was internally assessed for the 2021 year.
The evaluation indicated a pleasing improvement in the overall effectiveness of the board from 76% in 2020 to 81% in 2021,
illustrating a high degree of alignment between governance
structures and best practice. Of the areas evaluated, the strongest performance was found in the board’s responsibility for the
governance of ethics and establishment of an ethical culture within AngloGold Ashanti. Importantly, members of the board, individually and collectively, are considered to cultivate and exhibit, integrity, competence, responsibility, accountability, fairness and transparency in their conduct.
The board’s arrangements for delegation within its governance structures positively promotes independent judgement and
assists with the balance of power and the effective discharge of the board’s duties. In addition, the board effectively ensures that the Company remunerates employees fairly, responsibly
and transparently so as to promote the achievement of strategic objectives. The evaluation also revealed that the board has a profound appreciation of the requirement for a stakeholder-
inclusive approach that balances the needs, interests and
expectations of stakeholders.
Areas observed as requiring further attention included the
continuous oversight of the advancement of strategic and
operational performance, and while recent appointments have
further facilitated the board’s effectiveness, consideration should continue to be given to the enhancement of skills and experience on the board.
Subsequent to considering the results of the evaluation, the board introduced action plans to address areas that require
further attention.

AngloGold Ashanti Limited <IR> 2021

Results are shared with the
Chairperson of the board
and committee chairs
Board and each committee
discuss the results
Action plans for the board
and each committee
are developed based on
the results. Progress
against these plans will be
monitored during 2022
Company secretary
prepares evaluation reports
Questionnaires are
completed by
directors online
Nominations and
Governance Committee
agrees approach and
reviews evaluation
questionnaires
Internal evaluation process
Company secretary
The company secretary is responsible for developing,
implementing and maintaining effective processes and procedures to support the board and its committees in the discharge of their duties and responsibilities. The company secretary advises the board and individual directors on their fiduciary duties and on corporate governance requirements and best practices.
The former Group company secretary, Lucy Mokoka, resigned
from the Group with effect from 31 December 2021 and the
board appointed Leeanne Goliath as Group company secretary
with effect from 1 January 2022. Leeanne has experience as a company secretary and in corporate governance and securities and exchange regulatory requirements applicable in South Africa and other jurisdictions, gained during her tenure working in regulated and listed companies. Leeanne holds BCom and MBA
degrees as well as certificates for the Management Advanced
Programme and in Advanced Company Law. The board is of the
view that Leeanne has the necessary expertise and experience to act in this role, in accordance with the JSE Listings Requirements.
Other governance practices
Legal, ethical and regulatory compliance
The Group’s geographical spread makes its legal and regulatory environment diverse and complex. The board has oversight
for ensuring that the Company complies with applicable laws
and regulations, codes and standards, and has delegated this responsibility to the Audit and Risk Committee. Group Compliance
plays an essential role in the management of designing and
implementing appropriate compliance policies and procedures.
During 2021, Group Compliance continued with activities aimed at enhancing the Company’s governance. Key among these
activities were:
Ongoing anti-bribery and anti-corruption induction training to all new employees. The training covers anti-bribery and anti-
corruption, payments to government officials, gifts, hospitality and sponsorships, engagement of agents and intermediaries,
conflicts of interest, reporting wrongdoing, and political donations and activities
Tracking and monitoring compliance with laws and regulations, including self-certification processes and legal registers,
by country
AngloGold Ashanti continued to have a robust whistleblowing
platform, administered by a third-party, to which all employees, directors, officers and external parties have access via hotlines, email and web facilities. Reporting is anonymous unless the
reporter specifically nominates to disclose his or her identity.
All concerns are carefully investigated, and feedback is provided through the third-party service partner to the person raising the concern. Whistleblowing results are communicated quarterly
to the Audit and Risk Committee as well as the Social, Ethics and Sustainability Committee and to the Serious Concerns
Committee, a management committee. Whistleblowing plays a
key role in giving credence to the board’s commitment to ethical leadership and responsible corporate citizenship
Compliance
Fraud, bribery
Conflicts
Gifts, hospitality
Responsible
Confidential
Compliance risk
with laws and
and corruption
of interest
and sponsorship
sourcing
reporting
assessments
regulations

AngloGold Ashanti Limited <IR> 2021
CORPORATE GOVERNANCE continued

Continued development of a compliance programme aligned
with “best practice” principles identified by, among others, bodies responsible for the prosecution of violations of key extra-
territorial legislation such as the US Foreign Corrupt Practices
Act, and that are adaptable at an operational level to enhance the effectiveness of the compliance framework
Continued embedding of our responsible sourcing programme
to align suppliers with our business ethics and values. Our
supplier Code of Conduct encourages all our suppliers, including contractors, to align their businesses with our internal policies and codes of ethical behaviour, particularly on human rights practices, labour relations and employment practices, the
environment, our anti-bribery and corruption policies, and
safety procedures, policies and standards. Our approach with suppliers involves ensuring responsible environmental, social and governance practices are carried out by those we associate and/
or do business with. Suppliers are assessed on their governance conduct in addition to their socio-economic behaviour
Regular assessment of the automated registers for gifts,
hospitality and sponsorship and conflicts of interest
Business unit assessments for risks related to bribery and
corruption, including virtual assessments as part of our
combined assurance audit programme
External and internal standards and regulations
AngloGold Ashanti complies with legislative and regulatory
requirements, including several external and voluntary industry and international standards and recommendations that are
relevant to the business.
AngloGold Ashanti is a member of, and a signatory to, the:
International Council on Mining and Metals (ICMM)
Principles of the United Nations Global Compact (UNGC)
Extractive Industries Transparency Initiative (EITI)
United Nations Guiding Principles on Business and
Human Rights
Voluntary Principles on Security and Human Rights (VPSHR)
World Gold Council’s Conflict-Free Gold Standard and
Responsible Gold Mining Principles
International Cyanide Management Code
Responsible Gold Mining Principles
Sustainability Accounting Standard Board
We are committed to complying with the following standards:
Universal Declaration on Human Rights
International Bill of Human Rights
In addition, we have Group policies and charters to which we adhere. Increasingly, customers and consumers want assurance that the gold they are purchasing has not contributed to conflict or human rights abuse. This has resulted in several measures being introduced by industry-related organisations of which we are part, to prevent gold and other commodities from being used to fund conflict and other violations of human rights.
In view of the growing climate crisis, AGA has issued its
inaugural Climate Change Report in line with the guidelines and recommendations of the Task Force on Climate-related Financial
Disclosures, reflecting its commitment to mitigating current and future climate risks.
By virtue of its securities being registered with the United States
Securities and Exchange Commission (SEC), AngloGold Ashanti
is also subject to the various securities laws applicable in the
United States. This is in addition to being subject to the various listing requirements applicable for all the stock exchanges on which the Company’s shares or depositary receipts are listed.
These are the Johannesburg, New York, Ghana and Australian
stock exchanges.
Governance of supply chain management and
procurement policies
Effective supply chain management, undertaken with integrity and in line with our values and governance principles, adds value to our business, by improving efficiency, relationships and reputation, ultimately, impacting our long-term sustainability. As a global company, responsible management of our supply chain is an
increasingly important ethical and human rights consideration.
Responsible supply chain management has the potential to add value to communities, local governments and society as a whole, particularly in developing countries. We have adopted a cross-
functional approach to supply chain management to ensure best practice, which includes complying with international human
rights and labour standards and the economic participation of local stakeholders.
Tax strategy and tax management policy
Our tax strategy, which is aligned with our business strategy and its objectives, is to manage all our global tax obligations in a transparent, responsible and sustainable manner, within the governance framework established by our Tax Management Policy while respecting the differing interests of all our stakeholders.
The principles governing the Group’s tax strategy and policy are reviewed and approved by the board which, through the Audit and
Risk Committee, monitors adherence to the policy.
We recognise that AngloGold Ashanti must earn and maintain
its social licence to operate in partnership with government and community stakeholders, thus contributing towards our sustainable future in the countries where we operate. Aligned with our vision, mission and values, we acknowledge our obligations as a responsible corporate citizen and that our operations contribute material tax revenues, in terms of both taxes borne and taxes collected, to the economies of the countries in which we conduct our business.

AngloGold Ashanti Limited <IR> 2021

As a member of the EITI, a global standard to promote open and accountable management of natural resources, AngloGold Ashanti is committed to reporting the amounts paid to governments
in respect of our operations in those countries that have
implemented the standard.
Our tax policy governs the management of tax throughout
AngloGold Ashanti and confirms the defined parameters within which the board-approved tax strategy is applied.
The tax governance framework employs a combination of suitably skilled resources and internal processes, together with internal and external controls.
Our approach to transparency and tax
Our approach to tax is underpinned by the AngloGold Ashanti
values, which include accountability for our actions and delivering on our commitments. We also value the communities and
societies in which we operate and want them to be better off for
AngloGold Ashanti having been there.
The principles set out below govern our global approach to tax:
Compliance: We respect and comply with the legal framework of the countries in which we operate, meeting all our tax obligations on time. We comply with local and global rules with respect to transfer pricing and cross-border transactions.
Corporate citizenship: We engage with tax authorities in the countries in which we operate in an open and fair manner. We support sustainable relationships in dealing with global tax authorities. We communicate with tax authorities to resolve
uncertainties as soon as practical.
Transparency in our dealings with governments: We are
transparent with regard to the taxes paid to governments as
we believe that this allows our stakeholders to understand the contribution which we make and the integrity of our tax systems.
Risk management and governance: We are committed to
strong governance. We identify, investigate, assess and report tax risks in terms of our global audit and risk framework. On a quarterly basis, we report on tax risks and uncertainties to the
Audit and Risk Committee.
Business rationale: We undertake our transactions against a
test of their commercial rationale. We seek to manage our tax affairs in a manner that contributes to sustainable business performance and long-term shareholder value. Accordingly, we do not engage in aggressive tax planning.
We advocate fair tax treatment: We engage in the tax reform
processes of international tax rules and local tax rules in
the jurisdictions in which we operate. This supports the
principle that tax systems should be fair, certain, efficient and competitive in order to support growth, jobs and long-term
sustainable tax contributions.
Sunrise Dam, Australia

AngloGold Ashanti Limited <IR> 2021
OUR EXTERNAL OPERATING ENVIRONMENT

The COVID-19 pandemic, in its second full year, had direct and indirect impacts which created new and ongoing challenges in our operating environments and wider society. These included the more obvious direct impacts of increased absenteeism
due to illness and quarantine requirements as new variants
of the virus brought new infection peaks, but also increased shortages of critical skills in jurisdictions where travel and border restrictions shrunk the labour pool. These phenomena
also disrupted global supply chains, exacerbating inflationary pressures, including for key goods and services used in our
production processes. Societal implications of the pandemic
remain significant, including heightened geopolitical tensions, ongoing uncertainty, increasing inequality and rising poverty, and strains on physical and mental well-being of employees, their families and communities.
Against this backdrop, investors increased the call for companies in which they invest to improve their own sustainability practices, governance and their contribution to society while reducing their impact on the environment.
Externally, AngloGold Ashanti was primarily affected by:
COVID-19 pandemic
Global geopolitics and macro-economics, including inflationary pressures amid labour shortages, supply chain disruptions and energy shortages
Growing climate crisis and increasing pressure to decarbonise operations
Uncertain and increasingly rigorous regulatory requirements
Increasing stakeholder and societal expectations in respect of ESG performance and disclosures
Pressure from international credit ratings
COVID-19 pandemic
Explanation and impact
The pandemic has had far-reaching social and economic impacts during its second year.
As governments rolled out measures to limit the spread of the virus, the normal running of operations was affected by illness, quarantine requirements, lockdowns and ever-changing travel
restrictions, all of which continue to hamper economic growth in key sectors and erode societal norms.
Our response
Actively worked to mitigate the impact of significant disruptions, operational or otherwise, due to COVID-19
Supported host governments, NGOs and communities
Established a cross-functional team to manage crisis response
Implemented strict operating protocols at all operations
Implemented site contingency plans under regular testing and review
Halted non-essential travel and tighten approvals for essential travel
Increased awareness, surveillance and screening
Implemented strict quarantine and isolation protocols
Outlook
Although several vaccines have been approved in certain jurisdictions, vaccine demand will likely far outstrip supply for some time.
Vaccine programmes are largely directed by governments and influenced by the regional availability of doses. We are actively monitoring the situation and have in place vaccine protocols and guidance aligned with host government policies.
We are committed to ethical and responsible sourcing of vaccines in a manner that does not disadvantage vulnerable and high-risk groups. We are working to ensure that our high-risk employees and their families are included in national priority lists and vaccination programmes. We are raising awareness of the safety and efficacy of vaccines among our workforce, and are using workplace policies to combat vaccine disinformation and hesitancy.
Related strategic focus areas
Focus on people, safety and sustainability
Optimise overhead, costs and capital expenditure
The environment in which AngloGold Ashanti operates is dynamic and often complex, with external factors beyond our control influencing delivery on our strategy and our ability to create value.

AngloGold Ashanti Limited <IR> 2021

Global macro-economics and geopolitics, including inflationary pressures amid labour shortages, supply chain disruptions and energy shortages
Explanation and impact
Economic uncertainty and heightened geopolitical tensions impact several factors that can influence commodity prices, exchange rates, and interest rates. These factors, together with investor sentiment, influence the gold price, which in turn affects the financial results of our business.
The COVID-19 pandemic led to economic shutdowns around the world. The International
Monetary Fund estimates that the global economy rebounded in 2021, with growth of 5.9%
compared to a contraction of 3.5% in 2020.
Inflation, which reached 7% in the US at the end of 2021 – its highest level in almost two decades – remained a key risk amid increased economic stimulus since the onset of the pandemic, rising energy prices, and shortages of labour in key parts of the world’s supply chain, among other things.
The gold price received averaged $1,796/oz in 2021, which, although high relative to the average price over the past decade, was little changed from the $1,778/oz the prior year. Continued price increases amid rising inflationary expectations were countered by expectations of rising interest rates as monetary authorities in the world’s largest economies signalled their willingness to raise interest rates to check rising prices.
The unprovoked invasion of Ukraine by Russian forces in late February 2022 has caused enormous suffering and loss of life as well as significant disruption to financial and commodity markets. As of the time of completing this report, in late March 2022, prices for several hard and soft commodities had reached their highest levels in a decade or more, or in some cases had set records. Brent crude oil touched levels not seen since 2012, copper advanced to its highest level ever. Corn and wheat both soared to multi-year highs. Gold responded as it should in times of inflation and geopolitical stress, exceeding $2,000/oz in early March. While it is unclear whether these sudden price spikes will endure, the higher cost for basic commodities used in our host countries and communities, and as key production inputs, could impact our costs.
Our response
Rigorously managed those variables in
our control
Started implementation of a new
Operating Model during the fourth
quarter of 2021 to reduce overhead
costs, improve effectiveness by
simplifying organisational structure
and locating resources closer to
each operation to ensure their delivery
on-budget
Renewed emphasis on our ‘Operational
Excellence’ initiatives to optimise
operating processes and reduce costs,
while ensuring our workforce is fully
engaged and appropriately skilled
Continued investment in capital
projects that will increase
grade, lengthen mine lives and widen
margins over the medium-to-long term
Strengthened the balance sheet by
reducing debt, increasing the tenor of
borrowings and lowering the average
interest rate
Disciplined capital allocation for
exploration projects to extend mine life
and improve the quality of our portfolio
Outlook
A robust economic recovery in the US, Europe and China, coupled with severe complications in the global supply chain, has brought with it accelerating inflation and the prospect of rising interest rates. The pace at which the US Federal Reserve is prepared to raise interest rates to combat inflation will have a direct impact on gold prices in the year ahead. The focus of the business will be to lower costs and ensure profitability at lower gold prices.
Related strategic focus areas
Improve portfolio quality
Enhance financial flexibility
Optimise overhead, costs and capital expenditure
Geita, Tanzania

AngloGold Ashanti Limited <IR> 2021
OUR EXTERNAL OPERATING ENVIRONMENT
continued
28
Growing climate crisis and increasing pressure to decarbonise operations
Explanation and impact
Changing rainfall patterns, rising sea levels, higher temperatures, reduced supply of industrial and potable water and severe
weather conditions caused by global climate change remain
growing concerns for businesses, investors, broader society
and governments. This has led to growing pressure to reduce
greenhouse gas (GHG) emissions and to limit energy and water usage and to promote responsible practices in line with the
Conference of the Parties (COP) on Climate Change, the Paris
Agreement, the SDGs and other benchmarks.
Our response
Maintained focus on improving ESG performance and developing a Climate Change Strategy for the business
Concluded physical risk assessments covering different climate scenarios and issued our inaugural Climate Change Report in line with the guidelines and recommendations of the TCFD
After meeting our initial climate targets in 2018, started detailed work on new 2030 GHG emissions targets
Recommitted to net zero Scope 1 and 2 GHG emissions by
2050 and, in partnership with our value chain partners, to set
Scope 3 GHG reduction targets, if not by the end of 2023, as soon as possible thereafter
Climate Change Working Group continued its focus on the
related strategy and transition processes, and will oversee
implementation of the new Climate Change Strategy adopted
in 2021
Maintained compliance with our corporate frameworks, standards and guidelines, as well as external ones including the ICMM and the World Gold Council’s Responsible Gold Mining Principles,
among others
Outlook
Pressure from governments, investors and broader society to improve environmental stewardship and reduce GHG emissions is likely to intensify, both in absolute terms and in terms of consumption rates per tonne mined. This trend is being driven by national commitments under the Paris Agreement to limit average global temperature increases to less than 1.5 degrees Celsius by 2050. To achieve this, global emissions are projected to need reductions of 8-10% annually between 2020 and 2050. Work is ongoing to set new medium-term targets, and then to progress work toward charting a pathway to net zero Scope 1 and 2 GHG emissions by 2050. Our power mix already includes hydro-electric energy in the DRC and Brazil, while our planned Colombia projects will be largely hydro-powered. Our Australian operations, previously powered by diesel generators, presently use natural gas.
Related strategic focus areas
Focus on people, safety and sustainability
Improve portfolio quality
Maintain long-term optionality
Tropicana, Australia

AngloGold Ashanti Limited <IR> 2021

Uncertain and increasingly rigorous regulatory requirements
Explanation and impact
Regulatory certainty facilitates decision-making in relation to long-term investments in mining assets with lives spanning several decades. Regulatory changes relating to mining rights, the payment of taxes and royalties, and operating, closure and decommissioning requirements can impact investment returns.
More onerous regulations can result in an increased cost of
compliance, which may be compounded by uncertainty in the
understanding or application of legislation. This can affect the financial position of the business and its sustainability as well as relationships with government and regulators.
Our response
Engaged constructively with governments, local stakeholder
groups and regulators to optimise the shared value and benefits derived from the orebody among stakeholders
Carefully monitored regulatory changes to ensure compliance and to facilitate long-term planning
Outlook
While we engage regularly with all governments and regulators, particular attention is given to negotiations with regulators in Colombia
(on mining and environmental permitting), Tanzania (on taxation), Brazil (on evolving legislation on TSFs) and countries in Africa (Guinea,
Tanzania and Ghana) that are considering legalising or formalising small-scale and artisanal mining. With respect to TSFs, we remain committed to implementing the Global Industry Standard on Tailings Management, and the conversion of our TSFs in Brazil to dry-
stacking is well advanced. We engage with host governments and monitor and evaluate actual or anticipated regulatory changes, for timely implementation and compliance.
Related strategic focus areas
Focus on people, safety and sustainability
Enhance financial flexibility
Maintain long-term optionality
Increasing stakeholder and societal expectations in respect of ESG performance and disclosures
Explanation and impact
Companies, particularly those in the extractive industries, face increased scrutiny worldwide from an array of stakeholders:
Providers of capital and ratings agencies have increasing
expectations relating to financial, operating and ESG performance
Governments’ expectations relate to contributions to the fiscus and to national and local economies, as well as partnerships to facilitate service delivery and social and economic development
Communities’ expectations relate to socio-economic benefits
– local employment and procurement opportunities, and the
provision of infrastructure, healthcare and education
Our response
Engaged constructively with stakeholders to better understand their requirements, to consistently manage their expectations, and to secure and maintain our social licence to operate
Delivered on related strategic objectives and commitments
Ensured responsible corporate citizenship, in line with our values
Maintained and improved our ESG performance – set targets and transparently reported progress made in meeting these targets
Created shared value for communities in host countries – through employment and procurement opportunities, and by investing in socio-economic initiatives that promote long-term resilience and self-sufficiency
Outlook
There has been increasing expectation from governments, investors and broader society for greater disclosure on ESG matters as well as performance and sustainability metrics in general. On disclosure, we have comprehensive ESG data sets available on our website, and we will continue to participate annually in a number of ESG rating agency surveys and aim to respond promptly to related queries.
We have continued to provide support to our host communities with respect to their responses to the COVID-19 pandemic. For more detail, see our <SR>.
Related strategic focus areas
Focus on people, safety and sustainability
Enhance financial flexibility
Maintain long-term optionality

AngloGold Ashanti Limited <IR> 2021
OUR EXTERNAL OPERATING ENVIRONMENT
continued
30
Related strategic focus areas
Improve portfolio quality
Enhance financial flexibility
Pressure from international credit ratings
Explanation and impact
As the ratings agencies assess the credit risk of a company and its ability to honour its debt obligations, the assessments sometimes take into account the jurisdiction within which the company is located or operates since the country’s political, economic and regulatory environment can have an impact on the company.
Our response
Engaged regularly with ratings agencies to ensure an
accurate understanding of our potential operating and
financial performance
Continued to look at operational efficiencies that will make our mines more consistent in production, more resilient to gold price volatility and thus provide stable and sustainable cash flows
Current company ratings are as follows:
S&P: BB+/positive
Moody’s: Baa3/negative
Fitch: BBB-/stable
Outlook
South Africa’s sovereign rating by Fitch, Moody’s and S&P will continue to determine whether and by how much our credit rating can improve, as our corporate rating cannot be more than two notches above the sovereign rating of our country of domicile (South Africa).
We also remain exposed to other lower-rated sovereign countries. Our overall credit rating has improved since 2019, a result of a more stable operating performance, improved cash generation, and consistent delivery on our strategic objectives, with the agencies taking greater account of the consistent delivery on our strategic objectives.
Tropicana, Australia

AngloGold Ashanti Limited <IR> 2021

Principal uses of gold
Investment
Jewellery
Gold is a long-term store of value independent of other assets. As its price often moves contra-cyclically, it can protect or enhance the performance of an investment portfolio and reduce volatility.
Demand for gold rose 10% in 2021, with increases in most areas including central bank buying and jewellery sales, as broader economic uncertainty and inflationary fears remained and
consumer markets rebounded from poor sales during the first
year of the pandemic in 2020
Central banks are also a strong source of demand, with volumes having increased steadily over the past decade
Historically, gold jewellery has been the strongest source
of demand, accounting for around 50% of total demand. In
2021, jewellery demand rose 52%, recovering from losses
sustained during 2020. The largest gold jewellery markets
are India and China
Medicine and dentistry
Technology, aerospace, environment
Gold nanoparticles are used in rapid diagnostic testing, which have helped to revolutionise the diagnosis of diseases such as
HIV/Aids
Gold-based drugs are being developed to treat diseases such as rheumatoid arthritis
Gold nanoparticles deliver anti-cancer drugs directly to tumours
Gold’s being malleable and non-allergenic makes it ideal for use in dentistry
Gold wire is widely used in almost all electronic devices that make the Internet function – computers, mobile phones, global positioning systems, etc. As an efficient and reliable conductor and connector, it enables the rapid, accurate transmission of data
In space, layers of gold are used to protect astronauts and
equipment from heat and radiation
Gold nanoparticles are used to improve the efficiency of solar cells and panels
Environmentally, nanoparticles are used to clean contaminated groundwater by breaking down pollutants

AngloGold Ashanti Limited <IR> 2021
INTEGRATED STAKEHOLDER ENGAGEMENT

Our approach to and rationale for
engagement
We are committed to collaborative stakeholder engagement. Our stakeholder engagement process is integrated and inclusive,
and seeks to balance the needs, interests and expectations of stakeholders with those of AngloGold Ashanti. It is critical at every stage of our business, from exploration through to mine closure.
Our engagement structures aim to help us navigate the political, regulatory and legislative environments in which we operate, to provide insights into potential risks, opportunities and key issues, enabling us to better manage and act on these potential risks, opportunities and issues in order to maintain our social licence to operate.
Key stakeholders
Investment community
Employees, including unions
Governments and regulators
Communities
Suppliers
Industry partners and peers
Effective management of stakeholder relationships has a direct bearing on our ability to deliver on our strategy and create value.
Oversight and accountability
The board has ultimate responsibility for stakeholder
engagement. The Social, Ethics and Sustainability
Committee assists with oversight of our stakeholder
engagement framework and structures. The committee
reviews the framework and engagement annually.
Geita, Tanzania

AngloGold Ashanti Limited <IR> 2021

Quality of engagement: Strong
Investment community
Our response
Key issues of engagement
Engaging key stakeholders
We have identified our key stakeholders, the significance of our engagement with each, their primary concerns and expectations, and our response to those concerns and expectations. In addition, we have conducted self-evaluations of the quality and nature of our relationship with each stakeholder grouping as follows:
Strong
= collaborative and mutually advantageous
Cordial
= sufficiently involved to achieve common goals
Weak
= requires some effort and consultation to achieve consensus
Includes: Shareholders, current and future investors, debt funders and other providers of capital.
This stakeholder group represents the principal providers of financial capital. Engagement is with both international and local institutional and private investors and fund managers as well as investment and ESG analysts and financial media.
Transparent and consistent engagement on our performance, delivery on our strategy, and managing expectations can enhance investor sentiment and our reputation and improve access to capital and our market valuation. The CEO, CFO and Chief Corporate Affairs and
Sustainability Officer, supported by the investor relations team, are responsible for shareholder engagement. Such engagement, which is regular and done through a variety of channels, is conducted in line with our listing and exchange requirements.
Appointment of CEO and new approach Maintained engagement with shareholders, analysts, debt holders and other lenders throughout the year via quarterly market reporting, trading statements, conference calls and investor conferences
Board engagement with shareholders, including the Annual General Meeting, regarding the process to appoint a new CEO
Once appointed, the new CEO engaged with investors and analysts on results calls, meetings and through presentations at both the FT Mining Summit and Denver Gold
Forum, where he outlined his strategy and the planned new Operating Model
Financial and operating performance Provided detail on financial and operating performance
Continued strengthening of the balance sheet to better weather short- and medium-
term volatility in gold price and the general operating environment
Debt consolidation
Communicated areas of delivery on strategy
Cash lock-up challenges
Provided detail on strategy for dealing with cash lock-ups in DRC, Tanzania and Argentina
Obuasi suspension of underground activities
and restart
Communicated the causes of the Obuasi underground production stoppage and timing of the subsequent restart
Climate approach
Developed a new Climate Change Strategy and presented our first Climate Change
Report outlining our approach to dealing with the risks and opportunities that come with climate change and extreme weather – see <CCR>
Recommitted to the ICMM’s target of net zero Scope 1 and 2 GHG emissions by 2050;
revising our medium-term targets to cut GHG emissions further by 2030
ESG performance
Delivered regular feedback on ESG-related performance
COVID-19: first- and second-order impacts,
namely, public health impacts (absenteeism,
quarantines, lockdowns) and the consequent
effects of labour shortages and accelerating
inflation on economies
Provided information on impact of the pandemic on the business and our response in managing it

AngloGold Ashanti Limited <IR> 2021
INTEGRATED STAKEHOLDER ENGAGEMENT
continued
34
Includes: All employees as well as their representative labour unions at certain operations
Employees, our human capital, provide the labour, knowledge, skills and expertise necessary for the efficient operation of our business and successful delivery on our strategy. Constructive employee engagement promotes stable employee relations, enhances productivity and ensures alignment on our strategic objectives.
Line management, supported by the human resources function, is the main point of engagement. Engagement is frequent and ongoing, formal and informal and includes official communications issued by the business, regional and company-wide town hall meetings, in-house presentations and awareness campaigns on various topics such as safety, health, business performance, the new Operating
Model and COVID-19 updates. Communication media used includes email, newsletters, employee briefs, WhatsApp, the intranet and personal communication with line management. Union engagement is more formal and structured.
Implications of new Operating Model and
organisational restructuring
Focused employee engagement across all levels
CEO held several employee town halls, one-on-one and small group meetings, issued numerous briefs to communicate revised priorities and the importance and benefits of the new Operating Model
Safety Three-year work plan introduced in 2021 to revitalise safety strategy and performance
Organisational culture
Culture survey, conducted in line with the Barrett model, indicated current culture is concentrated at the evolutionary phase, indicating employees are experiencing a significant degree of transformation and change, and are willing to continue changing and growing. See <SR> and Culture survey case study
Obuasi suspension of underground activities
and restart
Communicated the causes of the Obuasi underground production stoppage, remediation steps taken, and timing of the subsequent restart
COVID-19 – response and management Implemented COVID-19 protocols tailored to each operation – accompanied by a focused communications plan
Ensured no employee lost wages or benefits related to COVID-19 lockdowns and other disruptions
Productivity, maintaining focus on strategy
and meeting guidance on production and
other performance metrics
New Operating Model implemented – focused communication by line managers to reinforce delivering in line with strategy
Our response
Key issues of engagement
Quality of engagement: Cordial
Employees and unions
Geita, Tanzania

AngloGold Ashanti Limited <IR> 2021

Our response
Key issues of engagement
Includes: National, regional, local governments as well as various regulators and departments (mining, environmental, social, labour, taxation)
Government and regulators develop and implement legislation and associated regulations that can significantly affect AngloGold
Ashanti or one or more of our operations. Ongoing engagement aims to communicate the state of the business and its challenges and opportunities, to mitigate regulatory and political risks, encourage certainty, strengthen our social licence to operate and generally promote an environment conducive to investment and development. Proactive engagement with governments includes regulatory submissions, formal and informal discussions on significant issues, and service delivery collaborations.
Direct engagement by corporate and site teams with national, regional and local governments in each jurisdiction continued through the year, alongside engagement with those parties through industry bodies.
The subject matter covered in these engagements spanned a variety of issues, from updates on our operating performance to the status of various projects and communication about the benefits of our operations to local communities and value chains. These meetings also allowed our teams to remain abreast of changing political and regulatory dynamics.
Compliance
Group Compliance plays an essential role in co-ordinating compliance with laws and regulations, standards and contractual obligations and in assisting and advising the board and management on designing and implementing appropriate compliance policies and procedures
Ongoing monitoring of compliance with laws, regulations and legal registers by country – this includes self-certification processes
Regulatory changes
Improved internal systems and activities to meet requirements of regulatory changes
Political changes
Developed system to track political changes across the group. Engaged with current and new governments on matters relating to mining agreements and tax matters
TSF management
Committed to implement the Global Industry Standard on Tailings Management
(GISTM) at all facilities by August 2025. TSFs at our Brazilian operations are currently being converted to dry stacking to comply with federal requirements in Brazil
Engagement ahead of the approval of the Beposo TSF at Iduapriem
Project development updates – Ghana
and Colombia
Regulatory compliance – safety, local
economic and community development
and taxation
Dispute resolution – repatriation of funds
(DRC) and tax refunds (Tanzania)
Continued to engage with regulators and governments on progress being made on and status of projects in respective countries
Continued to engage with ANLA (the licensing authority) in Colombia on the environmental permit for the Quebradona project
Engaged regularly with governments and relevant regulators to provide updates on regulatory compliance
Maintained dialogue in the DRC on the repatriation of funds held through joint venture partner and operator, Barrick
Maintained dialogue with Tanzanian authorities
Continued timeous payment of taxes, royalties and duties
Mitigation of political and regulatory risk Engaged with governments and relevant regulators to ensure channels of communication remain open
Quality of engagement: Cordial
Governments and regulators

AngloGold Ashanti Limited <IR> 2021
INTEGRATED STAKEHOLDER ENGAGEMENT
continued
36
Includes: Those communities located in the vicinity of our operations, in which many of our employees reside, on whose goodwill we depend and who are directly impacted by mining operations.
We are accountable to host communities to be a responsible corporate citizen. Communities can directly affect our social licence to operate. In line with our values, we aim to leave a positive legacy for those communities.
Engagement aims to manage expectations, uphold human rights and ensure community and asset security. Its focus is local socio-
economic development programmes, developed and run in partnership with local governments and host communities. These contribute to economic growth, stimulate income-generating opportunities, create employment, and aim to nurture sustainable livelihoods beyond the life of mine. Mutually beneficial community partnerships enhance shared value creation and support our social licence to operate.
Our community engagement strategy identifies potential areas of interest and concern within local communities. Engagement is largely directed through various community forums that include representatives from AngloGold Ashanti, the community and local authorities. Grievance mechanisms, together with accompanying resolution procedures, enable communities to lodge complaints which can be resolved.
Employment and procurement opportunities
and local enterprise and economic
development programmes
Environmental and social impact of mining
activities on communities (noise, dust,
water issues)
Ensured Obuasi redevelopment is in line with commitments made to the Government and the community in Ghana (see Suppliers)
Continued to include local suppliers in our database. More than 80% of relevant expenditure spent with local suppliers
As part of our localisation policies and procedures, and in line with country specific legislation, we work to promote and ensure the employment of local people
Optimised participation by local companies and the transfer of skills in the Obuasi redevelopment project
In line with our socio-economic contribution standard, we support alternative livelihoods and local economies though community development projects in our host communities
Ensured implementation of corporate social responsibility plan for Geita and continued
to roll out development initiatives working with communities and governments across all our sites
Responded, followed up and resolved complaints received via the community grievance mechanism
Social licence to operate
Engaged with key stakeholders regarding new mining projects and mine expansion projects to ensure community support
Potential business interruptions
Maintained engagement with host communities on socio-economic contributions accrued to communities across the group
Legacy issues (social and environmental),
post asset sale in South Africa
Continuing to honour financial obligations to former employees in South Africa
Studying options for legacy social projects in South Africa to benefit former employees and their families
For more information on work undertaken to establish self-sustaining communities, see <SR>.
Our response
Key issues of engagement
Quality of engagement: Cordial
Communities

AngloGold Ashanti Limited <IR> 2021

Our response
Key issues of engagement
Includes: AngloGold Ashanti has many suppliers, ranging from established multi-national corporations, local strategic partnerships
(such as joint ventures) to smaller, more localised businesses – and labour contractors.
Our suppliers provide those vital inputs – raw materials, products and services – required to conduct our business activities. We endeavour to ensure suppliers are aligned with our business ethics and values, internal policies and standards, and codes of behaviour.
Responsible sourcing
As a condition of working with AngloGold Ashanti, suppliers must comply at a minimum with all relevant laws and industry regulations, and must be aligned with our business code of ethics, values, and codes of behaviour, including responsible sourcing
Our responsible sourcing programme enables us to identify risks relating to human rights violations to help our suppliers make ethical decisions when purchasing goods and services
Published a Modern Slavery Statement to comply with Australian regulations and integrated supply chain modern slavery risks into our broader Human Rights
Framework to improve governance. See <MSS>
Local content and procurement opportunities
Designed programmes to promote local procurement and to build in-country mining skills bases to empower local communities and reduce reliance on expat labour through sustainable skills transfer and capacity building programmes
Community capacity building and localisation
Geita contributed to capacity building of its host communities by partnering with the National Economic Empowerment Council of Tanzania (NEEC) to encourage participation by Tanzanians in the procurement of local goods and services in mining.
More than 300 local businesses have been trained and we see increased participation of local vendors in bidding and tender processes
Supply chain risks
Proactively monitored global supply chains to ensure resilience and continuity of supply, threatened by the COVID-19 pandemic. Measures put in place to address the sustainability of our strategic supplier base. For example, timely payment to and support for small, medium, and micro enterprises (SMMEs) to create business opportunity and growth, and extended rosters for contractor expats that are subject to longer quarantine periods due to border closures and restrictions
Quality of engagement: Strong
Suppliers
Obuasi, Ghana

AngloGold Ashanti Limited <IR> 2021
INTEGRATED STAKEHOLDER ENGAGEMENT
continued
38
Includes: National or local mining/industry bodies, the ICMM, World Gold Council (WGC), among others, providing a joint platform for addressing industry-related developments and concerns, as well as initiatives for sharing lessons learnt and best practice.
Engagement aims to garner support and promote collaboration with other shared stakeholders – governments, regulators, employees, unions and communities – on matters of mutual concern, to work together to reduce regulatory and political uncertainty, and to promote long-term partnerships. These include joint efforts to find solutions to sector or industry challenges, and on any new developments to promote the future of the industry. Engagement, which is led by the CEO and designated area leads, involves various platforms including conferences, meetings and other industry forums.
We continued to engage with our peers through various forums, both through industry organisations in our operating jurisdictions and at a global level through various bodies including the ICMM and the WGC, among others. These connections with our peers across the local and global mining sectors help ensure we stay abreast of developing trends, allow us to provide input on major issues affecting mining companies in general and AngloGold Ashanti in particular, allowing us to contribute to a collective voice for the sector. Much of the discourse in these forums is centred on the broader environmental, social and governance topics, including the ongoing development of best practices and how best to communicate the significant amount of good work being done by the industry in each area.
We continued implementation of the ICMM’s Performance Standards and the WGC’s Responsible Mining Principles.
Quality of engagement: Strong
Industry partners and peers
Kibali, DRC

AngloGold Ashanti Limited <IR> 2021

Engaging with media
Media engagement facilitates improved understanding of AngloGold Ashanti’s business among government stakeholders, the investment community and the general public, promotes transparent and accurate reporting, and contributes to constructive relationships with other stakeholders. It aids reputation management, improves transparency and credibility, supports our social licence to operate, and can address speculation and misinformation in the public domain.
See the section Value by stakeholder further detail on value created in relation to each of these stakeholders.
Climate change In 2021, we developed a new Climate Change Strategy and presented our first
Climate Change Report (See <CCR>), outlining our approach to dealing with the risks and opportunities that come with climate change and severe weather. We are fully commited to the ICMM’s target of net zero Scope 1 and 2 GHG emissions by 2050; and
we are working on a medium-term target to cut GHG emissions by 2030
Evolution of ESG
We view our ESG performance as crucial to the broader financial and operational success of our business, and our ability to generate value for all of our stakeholders.
We continue to work closely with our community and government stakeholders to align our social and environmental investments with their own needs and aspirations
Making clear the benefits of mining
Contributed to the WGC’s report, The Social and Economic Contribution of Gold Mining
Regulatory uncertainty
Collaborated with industry bodies to manage and improve regulatory and political certainty
TSF management
We have, along with our peers in the ICMM, committed to implement the Global
Industry Standard on Tailings Management (GISTM) at all facilities by August 2025
Our response
Key issues of engagement
Sunrise Dam, Australia

AngloGold Ashanti Limited <IR> 2021

MANAGING OUR RISKS AND OPPORTUNITIES
AngloGold Ashanti is exposed to volatility and various risks in the external operating environment. We recognise that risks and their effective management are intrinsic to this business and, while this remains the case, we will continue to identify and pursue value-
creating opportunities, including the leveraging of existing assets, shareholdings, skills and experience. Risk management is a central component of strategic, operational and project management,
and our risk management framework assists us in assessing and managing the risks associated with our business and operational activities. Our framework, which applies across the Company and to all group-managed entities, consists of a formal risk management policy and a set of risk management standards. We adhere to the
King IV Corporate Governance Risk Principles, ISO 31000 and to the
Committee of Sponsoring Organisations (COSO) Enterprise Risk
Management Framework.
Our risk governance is
reflected in our established
oversight structures
and the management of
assigned ownership and
accountabilities.
Roles of the board, Audit and Risk Committee
and management
The board provides oversight of AngloGold Ashanti’s risk
management framework, policies and processes and has ultimate accountability for the development and implementation of the risk management strategy and plan.
The Audit and Risk Committee is accountable for risk governance and oversight of the risk management system, approving risk
policy, determining the appropriate levels of risk appetite and tolerance and setting of annual limits for these.
Management is responsible and accountable for effective risk management and practice. The CFO is accountable for the
enactment of policy and reports to the Audit and Risk Committee and the board on this matter.
Assurance on the risk management system is provided by Group
Internal Audit, which provides periodic evaluation of controls and compliance, as well as an objective view of delivery on the risk management process.
Our risks and opportunities are identified at an operational and regional level and assessed with input from senior management.
These are reviewed quarterly, or more frequently if required, based on changes in our operating environment. Relevant risk owners are consulted to confirm the status of risks and opportunities in terms of their severity and likelihood, and to ensure alignment with regular independent assessments and assurance processes.
Risk appetite and risk tolerance
A certain degree of risk is inevitable in the conduct of our business. AngloGold Ashanti defines risk appetite as the level and type of risk that the Group is willing to accept to achieve its business goals, while risk tolerance refers to the level of risk carried at a particular time. Both risk appetite and risk tolerance are critical elements of the Group’s risk management process and in how risk management is integrated into business planning and operational management.
The board approves the appropriate levels of Group risk tolerance after consideration of the levels of risk appetite and tolerance determined by the Audit and Risk Committee.

AngloGold Ashanti Limited <IR> 2021

Overview of our risk management framework elements, processes and accountabilities
Board of directors and CEO
Board has ultimate accountability for risk management; CEO is delegated with responsibility for design, implementation and monitoring
Corporate, exploration,
operations and projects
Manages risks which are
‘owned’ primarily by:
•
Executive risk owners *
•
Operational and project
risk owners
Risk management
system
Supports the board, Audit
and Risk Committee, CEO
and CFO
Audit and Risk
Committee
Oversees risk management
system and framework
Assurance
Provides independent
internal and external
assurance
Risk management framework
1
2
3
4
5
6
Policy
Standard
Guidelines
Appetite and
tolerance
statement
Assessment and
reporting matrix
Structure and
accountabilities
Context
Top down
Strategic risks
Monitoring and
review
Recording and
Identifying
Bottom up
Operational
level risks
Includes identification
Includes identification
and management of
emerging risk
reporting
Risk management process
Assessing
and management of
emerging risk
Communicating
and consulting
Evaluating
Responding
Tier 1: Management
Tier 2: Risk, compliance, legal, governance and steering committee functions
Tier 3: Independent assurance (internal and external)
COMBINED ASSURANCE FRAMEWORK
* Chief Operating Officer and Chief Officers. Key management changes, a two-tier chief operating structure was consolidated into a single chief operating officer structure.

AngloGold Ashanti Limited <IR> 2021
MANAGING OUR RISKS AND OPPORTUNITIES continued

Opportunities
Acquisitions
The acquisition of Corvus, completed on 18 January 2022,
provides AngloGold Ashanti with the opportunity for district-wide consolidation in Nevada. The combination of Corvus' assets,
the North Bullfrog, Mother Lode, and other exploration areas, with our own neighbouring targets, including the Silicon and
Merlin deposits, provides the opportunity for the Beatty District to become a potential Tier One asset with first gold production expected in the next three years.
The transaction is expected to enable AngloGold Ashanti to
establish a medium- to longer-term, low-cost production base in a premier gold mining jurisdiction.
Operational effectiveness and cost reduction
A core priority for the organisation is to reduce costs, such that the business is profitable at lower prevailing gold prices.
Key to this objective is to embed the new Operating Model and the organisational model that supports it. The new Operating
Model aims to reduce wasteful spending and activity, remove
unnecessary duplication of roles at multiple places in the
organisation, and empower the revenue generating assets with the resources needed to execute on their business plans. In all, this change to the business is expected to provide improved and more consistent operating outcomes. In parallel with this process, work is also underway to review planned operating and capital expenditures while also conducting a full asset potential review of our operating sites to ensure each is operating at its full potential.
Project development
Development of new projects has the potential to improve the cost and life-of-mine profile of the Company’s portfolio, and improve its long-term optionality. The redevelopment of Obuasi in Ghana is well advanced and the operation is expected to ramp up to a steady state of 4,000tpd of mining by the middle of 2022. The most advanced projects in the pipeline currently are those in southern
Nevada’s Beatty district, including our own Silicon deposit and the properties newly acquired in the Corvus acquisition; the Gramalote joint operation with B2Gold in Colombia, currently undergoing optimisation of its feasibility study to improve returns; and the
Quebradona copper and gold deposit, also in Colombia, which
has appealed a decision by the national environmental regulator to ‘archive’ its environmental permit application, meaning that the regulator will not approve or deny the application.
Climate change
There are substantial opportunities for the gold supply chain –
including gold mining – to implement decarbonisation initiatives and move toward a future with net zero GHG emissions, as revealed by the work undertaken by the World Gold Council to understand the gold sector’s GHG emissions profiles and climate change impacts.
Climate change risk assessments undertaken in 2020 for all our operating assets and the Quebradona project showed that most physical change-related climate risks have already been identified and included in operational-level risk registers.
We recognise that the effects of climate change may alter the frequency and severity of weather and climate hazards. Using the latest climate data and projections for a range of climate hazards, operational teams were guided through a participatory approach to consider how risks may be affected into the 2030s, focusing on the worst-case scenario (equivalent to a 4.3°C increase in the global average temperature by the end of the century, relative to pre-industrial temperatures), which would require the most robust adaptation measures.
When planning our response to individual physical climate
risks, we consider risk management actions that apply to many areas of the business – including those related to information, governance and policy – as well as any operational changes and physical modifications.
We recognise that in some cases our understanding of the risks and required adaptive(1) measures need to be developed further.
Informational actions were thus key in enabling us to successfully build on our 2020 climate change risk assessments. These include expanding our monitoring and early warning systems, together with more detailed quantitative modelling and risk assessments.
To strengthen climate governance controls, awareness-raising and capacity-building activities are essential in ensuring that our employees have the knowledge and skills necessary for good
decision-making and to ensure that our functional policies and standards are fit for purpose.
Operational actions include many simple, cost efficient and flexible options – such as increased frequency of routine maintenance activities – to ensure our assets, infrastructure and equipment are performing optimally. Physical modifications covering both
‘hard’ engineering solutions and ‘softer’ nature-based solutions, tend to be more complex and costly. Nature-based solutions are potentially attractive as they frequently offer multiple benefits beyond management of the initial risk such as environmental
improvements and contributions to social value.
(1)
Adaptation: The process of adjustment to actual or expected climate and its effects. In human systems, adaptation seeks to moderate or avoid harm or exploit beneficial opportunities. In some natural systems, human intervention may facilitate adjustment to expected climate and its effects. Mitigation (of climate change):
A human intervention to reduce the sources or enhance the sinks of greenhouse gases (GHGs). IPCC. (2014). Climate Change 2014: Synthesis Report.

AngloGold Ashanti Limited <IR> 2021
Emerging risks
Supply chain disruptions and constraints
The global impact of the COVID-19 pandemic on logistics and
global supply chains across geographies and industries, including the mining and metals sectors has been unprecedented and
continues to present challenges for our operations, despite the resilience our operations have demonstrated over the past two years. Supply disruptions, higher costs, extended lead times and greater inflationary pressures will require continued management in order to minimise the impact on operations.
We continue to see challenges in securing the key underground expatriate skills required in Africa, especially those from
Western Australia.
The unintended consequences of the COVID-19 pandemic
have shifted commodity and labour markets, resulting in
market imbalances with shortages in certain sectors and a
surplus in others.
43
Almost
certain
1
Likely
2
3
6
4
5
Possible
8
10
9
7
Unlikely
Very rare
Minor
Moderate
High
Major
Extreme
Our top 10 residual Group risks
Our risks are assessed over the short, medium and long term. The heat map below shows the residual rating for each of our top 10 risks over a three-year view (medium term). Residual risk is the Company’s exposure to a particular risk once mitigation measures have been applied to the inherent risk.
(1)
CLO, COO,
CFO
(2)
COO
(4)
CTO
(3)
COO, CFO
(5)
COO, CTO
(8)
CFO, COO,
CTO
Adverse regulatory changes
to mining rights and fiscal
requirements
Inability to convert Mineral
Resource and Ore Reserve
Failure to successfully deliver
and ramp up growth projects
Adverse future implications
for the industry and event
risks
Failure to meet our
operational and safety targets
Failure to move down
the industry cost curve
– all-in sustaining cost
competitiveness
(7)
CSCAO
Loss of or threats to social
licence to operate
Consequences
(6)
CPO
(9)
CFO
(10)
CSCAO
Failure to attract and retain
critical skills and talent
Adverse gold and commodity
prices, and currency
movements
Inability to meet expectations
on responsible mining (ESG
performance)
Nature of risk:
Operational
External
Strategic
* See Executive Committee
Potential risk
Risk
owners*
Rank
(previous)
For detail on our strategy and its strategic objectives, see
Performance and delivery by strategic focus area.
For more on anticipated inflationary impacts, see Global
macro-economics and geopolitics.
1
2
3
4
5
6
7
8
9
10
Likelihood

AngloGold Ashanti Limited <IR> 2021
MANAGING OUR RISKS AND OPPORTUNITIES continued

Strategy
Mining is a long-term business, and so our strategy aims to create sustained value over the life of our mining operations and beyond. This involves careful allocation of key resource inputs – the natural, human, intellectual, financial, manufactured, and social and relationship capitals
– which are essential to achieving this aim.
Our principal risks
Our risks are assessed over the short, medium and long term.
Not all of these factors contributing to our principal risks are within the control of management as they are influenced by
external factors outside of management’s control. These
external factors include among other things COVID-19 and
its lingering impacts on employees, supply chain resilience, resource nationalism, macroeconomic factors, the gold
price, and unforeseen events in our areas of operation.
These factors carry varying degrees of uncertainty and
at times require agile responses to manage the risks. For
more on these external factors, see Our external operating
environment in this report.
1
Adverse regulatory changes to mining
rights and fiscal requirements
Risk description
Experience shows that political, tax and economic laws
and policies in our operating jurisdictions can change
rapidly. We operate in countries that can from time-to-time
experience a degree of social and political instability as
well as economic uncertainty.
Mitigating action
•
Conduct regular, inclusive engagement and broader
collaboration with governments, communities and
NGOs
•
Continuously monitor legislative, regulatory and
political landscape
•
Make use of joint venture alliances with local
companies in line with host country’s regulatory
requirements to improve participation of host-country
industries
•
Ensure compliance with relevant country legislation
and regulation
•
Have in place a government relations framework to
guide engagement
Strategic focus areas impacted
OVERSIGHT
•
Social, Ethics and Sustainability Committee
•
Audit and Risk Committee
People, safety,
health and
sustainability
Supporting our
strategy for
sustainable cash
flow improvements
and returns
Improve
portfolio quality
Financial
flexibility
Maintain long-term
optionality
Optimise overhead,
costs and capital
expenditure
For detail on our strategy and strategic focus areas, see Our strategy –
an overview
.
Tropicana, Australia

AngloGold Ashanti Limited <IR> 2021

4
Adverse future
implications for the
industry and event risks
Risk description
Potentially catastrophic events include
among other events the COVID-19
pandemic, a TSF failure and our inability
to ensure liquidity of the business. Such
events could have significant financial
consequences and cause fundamental
changes in the way we operate.
Mitigating action
•
Continue ongoing monitoring of
the evolving pandemic and agile
COVID-19 response planning
•
Ensure adequate liquidity and
bond submission in anticipation of
prolonged impact of COVID-19
•
Undertake comprehensive TSF
governance and management
framework, standards and
guidelines developed to address
tailings-related risks
•
Convert TSFs to dry stacking in Brazil
Strategic focus areas impacted
OVERSIGHT
•
Social, Ethics and Sustainability
Committee
•
Audit and Risk Committee
3
Failure to successfully
deliver and ramp up
growth projects
Risk description
Failure to develop and operate projects
in line with expectations could negatively
impact business performance.
Mitigating action
•
Adopt robust approach to regular
stage-gate project reviews to
assess projects and allocate capital
in accordance with our capital
allocation framework
•
Ensure appropriate project skills,
systems, structures and governance
are in place
•
Create multi-disciplinary steering
committee
•
Ramp up safe operations at Obuasi
and learning from the case study
Feasibility study
•
Finalise Quebradona feasibility
study and address any gaps in the
Environmental Impact Assessment
required by regulators to secure
outstanding permits
•
Await completed feasibility study
of Gramalote from project operator
B2Gold
Strategic focus areas impacted
OVERSIGHT
•
Investment Committee
2
Inability to convert
Mineral Resource and
Ore Reserve
Risk description
It is essential to replace depleted
Ore Reserve in order to maintain or
increase production in the long term.
If not, our operational performance,
financial condition and prospects will be
adversely affected.
Mitigating action
Short term
•
Improve Ore Reserve development
to create flexibility for mines to cope
with unexpected events that might
interrupt and hinder delivery on the
mine plan
•
Conduct greenfield and brownfield
exploration to replenish mineral
inventory
•
Increase conversion of the Mineral
Resource to Ore Reserve
•
Apply robust business planning,
portfolio optimisation and feasibility
studies to support Ore Reserve
conversion
Long term
•
Implement focused greenfield
exploration targeting new
discoveries
•
Continue focus on brownfield
exploration
•
Rank opportunities based on returns
and affordability
Strategic focus areas impacted
OVERSIGHT
•
Investment Committee

AngloGold Ashanti Limited <IR> 2021
MANAGING OUR RISKS AND OPPORTUNITIES continued

7
Loss of or threats to
social licence to operate
Risk description
Failure to operate in a sustainable and
responsible manner to provide benefits
to communities could threaten our social
licence to operate and adversely impact
our financial position.
Mitigating action
Target stakeholder mapping
and engagement
Monitor legislative, regulatory and
political landscape in anticipation of
negative impact on business
Meet local content and localisation
requirements
Share economic benefits and
value created with host countries
and communities
Review sustainability performance
with general managers and increase
overall awareness among senior
management cohort across all
operations
Assess status of social licence to
operate at operations
Collaborate with health authorities
on national vaccination programme
implementation
Strategic focus areas impacted
OVERSIGHT
Social, Ethics and Sustainability
Committee
6
Failure to move down
the industry cost curve
– all-in sustaining cost
competitiveness
Risk description
Margins and free cash flow are at risk
when the gold price remains static or
declines, when production targets are
not met or when all-in sustaining costs
increase, potentially having an adverse
impact on our financial position.
Mitigating action
Drive operational excellence
programmes
Introduce lower cost ounces to the
Ore Reserve
Optimise capital to generate
maximum returns
Complete asset sales enable
enhanced focus on higher-return
assets
Implement new Operating Model to
improve effectiveness, ensure better
operational outcomes and reduce
costs
Undertake full asset
potential reviews
Strategic focus areas impacted
OVERSIGHT
Audit and Risk Committee
Investment Committee
5
Failure to meet our
operational and
safety targets
Risk description
Unplanned stoppages and unforeseen
operational interruptions, and
operational accidents or injuries that
can impact production could adversely
impact business performance.
Mitigating action
Ensure delivery of business plans
by focusing on Mineral Resource
modelling, integrated business
planning and execution
Improve Ore Reserve life and
planning certainty
Maintain operational excellence
programmes aimed at improving on
budget, productivity and efficiencies
Focus on safe production across
all operations to achieve zero harm
including the implementation of
refreshed safety strategy
Continue ongoing monitoring of
the evolving pandemic and agile
COVID-19 response planning
Roll-out of vaccination programmes
and ongoing education, awareness
and policy changes to mitigate
vaccine disinformation and hesitancy
Strategic focus areas impacted
OVERSIGHT
Investment Committee
Audit and Risk Committee
Social, Ethics and Sustainability
Committee

AngloGold Ashanti Limited <IR> 2021

10
Inability to meet
investor expectations on
responsible mining
(ESG performance)
Risk description
Irresponsible mining practices and/or
perceptions that we are insufficiently
committed to ESG matters could
lead to investors divesting AngloGold
Ashanti’s securities, increased
reputational risk, and an adverse
impact on the price of our securities
and our social licence to operate.
Mitigating action
Conduct regular engagement and
collaboration with stakeholders
Undertake transparent reporting and
public disclosure
Review sustainability performance
with general managers and
increase overall awareness among
senior management cohort across
all operations
Ensure good corporate citizenship
and governance
Manage and limit environmental
impacts and progress achievement
of targets
Integrate climate considerations into
the business and undertake physical
climate risk assessments for all
operations
Implement Climate Change Strategy
Include stakeholders in COVID-19
response plans
Implement a human rights framework
Enhance diversity and inclusion
practices
Strategic focus areas impacted
OVERSIGHT
Investment Committee
Social, Ethics and Sustainability
Committee
9
Adverse gold and
commodity price, and
currency movements
Risk description
Lower spot prices and strengthening
of currencies in host countries will
adversely impact our ability to generate
free cash flow.
Mitigating action
Enhance cost competitiveness by
improving quality of the portfolio
Focus on cost, efficiencies, and
capital discipline
Maintain long-term optionality by
ensuring competitive project pipeline
Improve debt profile and interest
cost of capital
Apply conservative gold price and
currency planning assumptions
Conduct sensitivity analyses on gold
price, production, exchange rates
and Group risk adjustments
Implement new Operating Model to
improve effectiveness, ensure better
operational outcomes and reduce
costs
Strategic focus areas impacted
OVERSIGHT
Audit and Risk Committee
Investment Committee
8
Failure to attract and
retain critical skills
and talent
Risk description
Inability to retain and attract sufficiently
skilled and experienced employees may
harm our business and growth prospects.
Having the right people with the required
skills is vital to the efficient conduct of our
business and strategic delivery.
Mitigating action
Implement key human resource
initiatives to ensure productive and
engaged workforce
Implement transformation model
to identify future critical skills
requirements
Integrate talent management
and succession planning, with an
increased coverage ratio for
critical skills
Increase training capacity for scarce
artisan skills
Implement short- and long-term
incentive schemes
Conduct employee engagement
surveys
Enable remote working functionality
Develop and implement
response plans
Strategic focus areas impacted
OVERSIGHT
Social, Ethics and Sustainability
Committee
Remuneration Committee

AngloGold Ashanti Limited <IR> 2021

CEO’S REVIEW
AND OUTLOOK
Fellow Shareholder
Thank you for your support through what has been a
challenging year for AngloGold Ashanti, our employees and
our many stakeholders.
It is a great honour to be appointed CEO of AngloGold Ashanti, truly an iconic gold mining company endowed with high quality assets, great people, and an excellent balance sheet. These are the critical foundation stones upon which to build the long-term success of any mining company.
As I look at our portfolio, however, I believe there is significant value to unlock. The best place to begin realising that potential is to ensure we’re doing the basics right – that means meeting our commitments, sharpening our operational performance, executing flawlessly on projects, extending the lives of our mines at a reasonable price, reducing costs and improving cash conversion.
Building blocks
First, however, it was important for us to put in place a new, clear
Operating Model and the organisational structure to support it.
I spent significant time with the leadership team immediately after my appointment in September 2021, designing and
communicating this new model. Its implementation began
in early 2022.
The model locates functional support roles at only two places in the organisation – at the centre and the business units – rather than in three or four places previously. It also empowers the line, ensuring our revenue-producing assets are properly resourced with the skills and decision-making authority to safely deliver on their day-to-day plans. Specialist technical support is provided by the centre, as are the necessary policies and standards to which the business units must be held.
At its most basic level, the new Operating Model reduces waste and duplication through the elimination of 215 support roles at the mid- and senior management levels. But the benefit to the organisation is more profound, in that it ensures the right people are in the right place throughout the organisation and removes confusion created by what was a convoluted, top-heavy structure. Most importantly, though, this new Operating Model provides for clear accountability across the business.
Leadership changes
I also moved to reinforce our leadership team with three key external appointments, adding significant experience
in transformation, talent management, business improvement
and mine planning, to an already seasoned group of
existing executives.
Marcelo Godoy, was appointed Chief Technology Officer in
November 2021 and he previously had a senior leadership role at
Newmont. Lisa Ali joins on 1 April 2022 as Chief People Officer, after a long career in senior leadership roles at BP and most recently Newcrest. Terry Briggs, a 30-year veteran of the industry and previously Vice President: Planning at Newmont, joins as
Chief Development Officer, also on 1 April 2022, with oversight of planning, exploration and business development.
Alberto Calderon
Chief Executive Officer

AngloGold Ashanti Limited <IR> 2021

Realising potential
With the right people now in place, we’re ideally positioned to focus on a step-change in performance through our Full Asset
Potential Review. This is a true and tested process used by many of our larger peers in the mining sector, deploying subject matter specialists from within the business to identify – through an intensive three-month process – the gaps between the current and best possible performance of each of our sites.
Site management teams, involved every step of the way, are
then accountable for delivery on the tasks that will close the performance gap.
As our new Chief Technology Officer, Marcelo, who led a similar process in his former role at Newmont, will oversee the Full Asset
Potential review, starting with Sunrise Dam in February of 2022, followed by a further five sites before year end. The remaining sites will follow in 2023.
This exercise will give us clear, empirical data against which to measure the performance of each site, and upon which to base our future capital allocation and portfolio decisions.
Tier One
*
assets
It is vital that we realise the full potential of our Tier One mines in particular. Kibali continues to deliver excellent results, with strong margins and a robust mineral inventory. At Obuasi, underground mining resumed in October 2021 after operations had been
voluntarily suspended in May 2021. Since then, the restart plan has tracked to schedule.
When Phase 3 construction is completed at the end of 2023, Obuasi will be positioned to produce 400,000oz to 450,000oz a year at an all-in sustaining cost (AISC) of $900/oz to $950/oz. With a life of more than 20 years, and operating metrics expected to improve still further in the second decade of its life as grades increase, this mine is a true rarity in the global gold sector. Ongoing capital reinvestment at Geita in Tanzania, where the Ore Reserve has more than doubled in the past four years, and Tropicana in Australia, will see improving production and cost profiles in coming years, ensuring these operations are recognised as the Tier One mines that they are.
The project pipeline has also been enhanced with the purchase of Corvus, which concluded post year-end in January 2022. The acquisition delivers a unique opportunity to expand our asset base in one of the world’s top ranking mining jurisdictions to create a meaningful new production base, with first gold output anticipated in three years.
At Quebradona, in Colombia, a feasibility study was completed during the year and the Mining Operations Licence was approved by Antioquia’s Mining Secretary. In November 2021, however, the
Colombian Environmental Agency (ANLA) officially “archived”
our environmental licence application, a decision that allows it to neither approve nor deny a permit.
We appealed that outcome in early 2022 to gain clarity on the specific information ANLA requires to make a final determination on our application. We will prepare a new environmental licence application accordingly and estimate this process is likely to add about 24 months to the licensing timeline.
While this delay is disappointing, we are focused on the long term and ultimately bringing to production one of the world’s most exciting new, long-life copper-gold projects. In this endeavour, we are encouraged by the continued support for its development.
In particular Colombia’s national and regional leadership have expressed strong support for the project as an important
replacement for thermal coal energy sales, which account for more than half of the country’s total exports. At the local level, community support continues to grow.
With our balance sheet significantly strengthened in recent years, we will continue to reinvest in our orebodies to increase Ore Reserve conversion, extend mine life, and improve mining flexibility. Over the past two years we’ve added 8.7Moz to our Ore Reserve, more than replacing depletion, at first quartile grades when compared to our
*A Tier One gold asset is an asset with an Ore Reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.
I believe there is significant potential value to unlock. The best place to begin realising that potential is to ensure we’re doing the basics right – that means meeting our commitments, sharpening our operational performance, executing flawlessly on projects, extending the lives of our mines at a reasonable price, reducing costs and improving cash conversion.

AngloGold Ashanti Limited <IR> 2021

CEO’S REVIEW AND OUTLOOK
peers. We also declared a maiden Mineral Resource of 3.4Moz at
Silicon in Nevada. This success underscores the world-class quality of our exploration team which continues to add ounces into our inventory at a fraction of the acquisition cost that many of our peers are forced to spend to replenish their pipelines.
Financial performance
It’s clear that 2021 was beset by a slew of challenges, some exogenous and others related to sub-par operational execution, in the first half of the year in particular.
While the new Operating Model is aimed at addressing those
shortcomings in a consistent way, it was encouraging to see our operating parameters at our mines stabilise in the second half of the year with a 12% production gain from our operating assets
(excluding Obuasi) over the first half, partly offsetting rising costs related to COVID-19 and inflation impacts.
Aside from the continuing reinvestment, our costs also showed the significant impact of the approximately $140m in capital expenditure in 2021 that we invested in TSF compliance in Brazil.
We see 2021 as a peak year for this tailings expenditure, which will continue to be material in 2022 – 2025 but will decline over time through to the end of 2025.
Still, we generated free cash flow of $104m, leaving our balance sheet in a solid position at year-end, with low gearing, strong liquidity and no near-term debt maturities.
Safety
Maintaining our overall social licence to operate is fundamental.
Our primary objective is to operate the business free of injury and harm. We continue to respond to our host government and
community needs, through direct investments and a healthy flow of taxes and royalties.
We ended the year with our all injury frequency rate at 2.14 injuries per million hours worked, which remains well below the
ICMM member company average, and injury severity continues
to decline. But none of this can detract from the fact that in
2021 we lost two of our colleagues and we extend our heartfelt condolences to their friends and families.
Carlos Machado Barbosa, 43 years old, lost his life in a tragic accident at our Serra Grande mine in Brazil. Carlos, a blaster at the mine, was fatally injured during a fall-of-ground incident in an underground stope on 16 February 2021.
Daniel Nuertey-Kwao Quaynortey, 46 years old, an employee of Obuasi contractor African Underground Mining Alliance, died in a geotechnical event at the Obuasi mine on 18 May 2021. Their loss clearly indicates that more work needs to be done and we are implementing a revitalised safety strategy, focused on the controls to eliminate major hazards.
Climate
We published our inaugural Climate Change Report during the
year, in line with the recommendations of the Task Force on
Climate-related Financial Disclosures. The report highlights our proactive and transparent approach to mitigating current and future climate risks and the measures we are taking to strengthen the climate resilience of our business, our value chain partners, host communities and the environment in which we operate.
We set our first decarbonisation targets in 2008 for a 30% reduction in GHG emissions intensity by 2022 with 2007 as the baseline year.
We have exceeded that goal and the picture on absolute emissions
– down 69% from the base – is even better. This year we joined our
ICMM peers by committing to a target of net zero Scope 1 and 2
GHG emissions by 2050 and, in partnership with our value chain partners, to set Scope 3 GHG reduction targets, if not by the end of 2023, as soon as possible thereafter. We are also working on new 2030 Scope 1 and 2 GHG emission targets.
Conclusion
I’d like to extend the Company’s sincere appreciation to our CFO
Christine Ramon, who has chosen to retire to spend more time with her family after more than seven years with AngloGold
Ashanti. Our thanks, too, to Sicelo Ntuli, former COO Africa, who left the Company to pursue other opportunities and to Graham
Ehm, former Executive Vice President (EVP) Group Planning and
Technical, who retired during the year.
I’d also like to thank AngloGold Ashanti’s Chair, Maria Ramos, for her support and counsel over these first months in my new role as
I’ve moved to make significant changes to improve this Company’s long-term performance.
I firmly believe we are on the right path to take AngloGold Ashanti back to its place among the top gold mining companies, which is where it belongs. We are focused on ensuring we deliver excellent, consistent results and are directing the right resources to realise our full potential.
I extend my gratitude to all our stakeholders and thank you all for your support.
Alberto Calderon
Chief Executive Officer
29 March 2022

AngloGold Ashanti Limited <IR> 2021

Executive Management
Detailed CVs of the current Executive Committee are available on the corporate website, www.anglogoldashanti.com
EXECUTIVE COMMITTEE
Alberto Calderon (62)
Christine Ramon (54)
Stewart Bailey (48)
Italia Boninelli (65)
PhD, MPhil, MA, Juris Doctor, BA
BCompt, BCompt (Hons), CA(SA),
Senior Executive Programme
(Harvard)
MA, PGDip (Labour Relations),
Executive Development
Programme
Ludwig Eybers (55)
Marcelo Godoy (50)
Lizelle Marwick (44)
BSc (Mining Engineering),
Post graduate qualifications
PhD (Strategic Mine Planning), Masters
(Geostatistics)
BProc, LLB, LLM (Corporate Law)
Chief Operating Officer
(COO)
Chief Technology Officer
(CTO)
Chief Legal Officer
(CLO)
Chief Executive Officer
(CEO)
Chief Financial Officer
(CFO)
Chief Sustainability and Corporate
Affairs Officer (CSCAO)
Executive Consultant: Group
Human Resources (CPO)

AngloGold Ashanti Limited <IR> 2021
OUR STRATEGY – AN OVERVIEW

OUR STRATEGY
People, safety,
health and
sustainability
Supporting our
strategy for
sustainable cash
flow improvements
and returns
Improve
portfolio quality
Financial
flexibility
Optimise overhead,
costs and capital
expenditure
Maintain long-term
optionality
FIVE STRATEGIC ENABLERS
Streamlined,
margin-focused
portfolio
Disciplined capital
allocation and a
strong balance sheet
Engaged workforce;
prioritising employee
safety and health
Values-driven
culture
Responsible citizenship
with good governance
as the foundation
The overall aim of our strategy is to generate sustainable, improved cash flows and returns over the longer term and, in so doing, to create and preserve value for all our stakeholders.
The five key strategic focus areas on which our strategy is based enable us to deliver on our overall strategy. They guide decision-making and are aimed at generating increased cash flows; extending mine lives; creating an organic pipeline of economically viable orebodies; and enhancing our social licence to operate.

AngloGold Ashanti Limited <IR> 2021

FIVE KEY STRATEGIC FOCUS AREAS
This strategic focus area ensures that our business strategy aligns with our values and corporate citizenship responsibilities, which include being accountable for our actions and respecting all stakeholders and the environment. In support of this, ESG principles are integrated into all aspects of our business.
Performance in relation to this strategic pillar accounts for 25%
of Deferred Share Plan (DSP) remuneration awarded. See
Rewarding delivery
.
In terms of each aspect of this strategic focus area:
•
PEOPLE
People are the foundation of our business – their skills, expertise, talents, training and development are vital to the efficient conduct of our business. A motivated, engaged workforce, within an
efficient organisational structure, is thus crucial for improving productivity and innovation, efficiencies, and the successful execution of the overall strategy.
Implementation of the new Operating Model began in late 2021.
This new model, along with the organisational model that supports it, is key to the efficient execution of the overall strategy. Both the model and the structure are aimed at improving effectiveness of the business by eliminating duplication, streamlining work processes, locating functional support roles at only two places in the business – at business units and corporate – and ensuring business units are adequately resourced to deliver on their plans.
The restructuring required ahead of implementation of the new
Operating Model and organisational structure unfortunately
required the reduction in a number of roles across the business, and was undertaken with the clear understanding that we must continue to attract and retain key talent, develop skills and manage our talent effectively, in order for the business to thrive.
We will continue to actively invest in our people (human capital)
and have in place a policy to promote diversity and inclusivity.
•
SAFETY AND HEALTH
Allied to People is employee safety and health, which are
paramount to our duty of care towards our employees and our
responsibilities as a corporate citizen. Safety is our first value and we believe that in return for understanding and following our safety policies, standards and regulations, employees
should return home safely at the end of each shift. To this end, a systematic and integrated safety strategy is embedded in our organisational structures, systems and processes and is fully supported by executive and senior management leadership teams.
Our health priorities include occupational health and, more
recently, management of the COVID-19 pandemic and its impacts.
This has led to better integration of health risk management throughout the Company and the inclusion of occupational health in the overarching business strategy.
•
SUSTAINABILITY
The sustainability focus encompasses our environmental and
community (socio-economic) responsibilities.
•
Environment
Mining, by its nature, impacts the environment. Our mining
activities disturb land, consume water and energy, generate
air emissions, and produce waste that must be safely and
responsibly managed and disposed of. Air, water and energy
management, climate change, the protection of biodiversity
and land rehabilitation are key focus areas. Responsible
environmental stewardship aims to enhance efficiencies
in the use of natural resources, encourage responsible
consumption, and minimise, mitigate and remediate
environmental impacts. Environmental management is
actively integrated into operational functions and formalised cross-functional collaboration structures are in place.
•
Communities
Our social conduct is critical to maintaining our social licence to operate. Building resilient, self-sustaining communities is in line with our ethics and values and with our aims to create and share value.
Creating economic opportunity helps to build trust and
acceptance, leading to increased community collaboration
and economic growth. While community demands and the
complexity of social challenges faced may at times be felt
more acutely at mining operations in emerging economies
– where the challenges of poverty, unemployment and
inequality are most visible – the concept of shared value is relevant across all operating jurisdictions.
People, safety, health and sustainability
Quebradona, Colombia

AngloGold Ashanti Limited <IR> 2021
OUR STRATEGY – AN OVERVIEW

Optimise overhead, costs and
capital expenditure
Improve portfolio quality
Maintain long-term optionality
We must ensure our balance sheet is sufficiently flexible to meet our core funding needs. This requires sufficient liquidity in the form of cash and available credit facilities and staggered tenor of debt maturities and leverage that sits well below our lending covenants. These attributes allow us to weather periods of low gold prices, to reward shareholders and to take advantage of strategic opportunities throughout the cycle.
All spending decisions must be scrutinised to ensure they are optimally structured and necessary to fulfil our core business objective. We do not control the price of our product, which can be volatile and unpredictable. By optimising spending and investment, we are able to maximise our margins throughout the gold-price cycle, withstanding and even flourishing during periods of low gold prices and continuing to invest in the sustainability of our business without unnecessary reliance on dilutionary equity top-ups.
Our asset portfolio must be actively managed to improve the
overall mix of our production base as we strive for a competitive valuation as a business. This is key to unlocking the full underlying value of the portfolio. We continue to invest in upgrading the overall quality and longevity of our portfolio, by developing new lower-cost mining operations; extending the profitable lives of our existing operations through brownfield exploration and the discovery of a new Ore Reserve; mergers, acquisitions and divestments; and improving the efficiency of our fleets and plants.
Our Mineral Resource and Ore Reserve portfolio, our primary
natural capital input, is essential to the successful growth of our business. Improving the quality of this natural capital, enhances our ability to create value. To maintain long-term optionality, we aim to continually replenish and increase the Mineral Resource and Ore Reserve pipeline so as to sustain the business over
time. Key to achieving this are our exploration activities, both greenfield and brownfield, and project development. With our world-class team of geologists and other specialists we aim
to maintain and replenish a pipeline of economically viable
orebodies that will support delivery of sustained value-adding growth. By discovering, developing and exploiting viable
orebodies sustainably and cost efficiently, AngloGold Ashanti positions itself to create long-term value.
Financial flexibility
Tropicana, Australia

AngloGold Ashanti Limited <IR> 2021

PERFORMANCE AND DELIVERY BY STRATEGIC FOCUS AREA
Focus on people, safety, health and sustainability
•
PEOPLE
People are vital to the long-term sustainability, growth and profitability of the Company. Our people management strategy aims to create an environment conducive to achieving our business objectives by ensuring we have the right talent, in the right places to deliver the strategy.
Key metrics and related targets 2021
People
Metrics
Targets, aims and performance
Remuneration metrics
(5.5% of DSP performance award):
Related remuneration targets:
Performance
•
Strategic coverage of leadership roles
•
15 to 18 designated (executive team)
successors in place
•
14 successors in place on average in 2021
•
Key staff (skills) retention
•
85% to 95% staff retention annually
•
Overall staff retention in 2021 was 95.58%
•
Gender diversity
•
21% to 25% representation by women in
Group workforce
•
Average Group representation by women
of 15.24% in 2021
Other related metrics monitored:
Other:
•
Number of people employed
•
Total training and development spend of
•
Productivity per employee (oz/TEC*)
•
Training and development spend
*TEC: total employee costed
$7.11m
See Talent and leadership development,
Critical and scarce skills and Diversity and
inclusion below as well as the <SR>.
Organisation design and development
Operating model
A new Operating Model, designed and introduced to employees
towards the end of 2021, aims to improve efficiency and support better operating outcomes by focusing only on work required to deliver the strategy, clarifying the mandates of corporate functions, properly resourcing our revenue-generating assets to deliver on their plans, and removing duplicate structures and activities.
A new organisational structure aligned with this model supports our people management strategy by: clearly defining the work critical to achieve the strategy; aggregating functional support roles in only two places in the organisation rather than three or four previously; clarifying accountabilities; improving the connections between all parts of the organisation; and ensuring the right skills are in place.
The model dictates that corporate functions are accountable for setting standards and minimum requirements in their areas, while the new Business Units will have the resources and decision-
making flexibility to deliver the best operational outcomes, within the requirements set out in the policies and standards created by corporate. Specialist capability also exists at the corporate centre to deliver support as required.
In line with the new model, the human resources team will focus on enhancing the quality of our leadership cohort, meeting
requirements for improved talent and skills, embedding bespoke human resources planning and labour strategies, and using data analytics to improve people management decisions.
Learning and development
Learning and development programmes are critical for
enhancing employee performance, developing critical skills and ensuring leaders provide an empowering work environment.
Development blends experience, exposure and education
interventions to build breadth and depth of critical experience and leadership capabilities.
People, safety, health and sustainability

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Online/virtual learning
The COVID-19 pandemic accelerated the shift from traditional classroom to online and virtual learning. The EdCast Learning
Platform went live in January 2022 and is a cost-effective, artificial intelligence-based learning platform that is flexible in terms of when and where it can be used. It provides learning tailored to individual development needs and is aligned with our leadership competency framework, providing technical training to support our health of discipline objectives.
This project is a collaborative effort supported by business units and disciplines heads. Learning modules, using both external and internal learning material where relevant, include future skills, leadership development, project management, engineering skills development as well as some key learning pathways such as
women in leadership, major hazards and critical controls.
The pilot initiative, with 400 participants across the business, runs until March 2022 and will be followed by an assessment of its effectiveness and impact before a broader rollout.
Talent and leadership development
A successful learning and development strategy enables better professional development and is key to maintaining a healthy talent pipeline. Development interventions are informed by
structured career engagements and have clear time frames linked to defined development needs.
In 2021, we introduced development assessments for successors to key roles to better understand their potential, strengths, current development areas and aspirations. These assessments were
implemented for all near-term Executive Committee successors and will be cascaded to lower levels during 2022. We engaged with tertiary institutions to understand how they may support our talent development objectives. A managerial leadership development
strategy to support our Managerial Leadership Development
Competency Framework is being finalised. A neuro-leadership
development programme piloted at our Africa operations consists of online learning and coaching. The programme was well received and provided valuable insights.
Young leader development
The Emerging Young Leader Development Programme aims
to enhance our long-term leadership pipeline with inductees
assigned to high-impact projects in the business. Participants receive mentoring and coaching from in-house experts and
since its inception in 2015, 40 young leaders – 54% women –
from various disciplines have graduated from the programme.
About two-thirds are from core disciplines. The graduates
return to roles within their business areas and receive
mentorship and opportunities to participate in international programmes, for secondments and further studies. Thus far,
96% have been promoted or changed roles and 82% have been
retained in the Company.
The programme was redesigned during 2021 to sharpen its
focus on adding value to strategic projects and improving each participant’s management capabilities.
AngloGold Ashanti Mentorship Programme
This programme aims to transfer knowledge and skills and
promote broader exposure within the business. Mentorship
training is available to mentors and mentees across all regions.
There are currently more than 70 mentorship relationships
across the business.
Talent management
Effective talent management is vital to business sustainability and competitiveness. A comprehensive talent and succession planning guideline was developed and socialised during 2021. The guideline includes standards and toolkits to equip line management to make effective talent and succession decisions.
We reintroduced the concept of ‘Levels’ during the year to aid determination of successor potential and readiness levels. A comprehensive assessment programme was developed for all
Executive Committee successors. Around 60% of the 33 identified executive successors had been assessed by year end and most
had participated in discussions with their manager-once-removed to facilitate development and readiness. There is a healthy
succession coverage of 6.2 successors per role for all stratum IV and above roles, with a favourable age distribution.
Critical and scarce skills
Increased demand for key skills, the pandemic’s restrictions on skills mobility, localisation imperatives and diminished desirability
Tropicana, Australia

AngloGold Ashanti Limited <IR> 2021

of a career in mining for many young graduates, have necessitated initiatives to strengthen the pipeline for critical and scarce skills.
The 2021 talent and succession review incorporated a Critical Role
Identification Framework to consider the impact of roles on the business and the risk of their being vacant for extended periods.
The review enabled line managers and Business Units to be more specific and objective in identifying critical roles.
Our ability to assess the strength of internal and external skills pipelines, to address gaps within these pipelines, and to focus on recruitment initiatives to fill vacancies have been enhanced by:
Intensifying internal training and development to secure a critical scarce skills pipeline
Establishing strategic partnerships with recruitment agencies and educational institutions
Focusing graduate development and internship programmes on
specific skills
Applying remuneration benchmarks for critical/scarce skills
and subsequent use of appropriate remuneration, benefits, and retention initiatives
Incorporating critical and scarce skills into competency
and assessment frameworks of Health of Discipline (HOD)
assessments
Employee relations
Our workforce is highly unionized, requiring a structured approach to employee relations, based on engaging with employees and
their representative unions in a manner that improves relations and establishes trust. Our interest-based approach to collective bargaining and compliance with labour legislation, as well as fair and transparent policies and procedures, underpins constructive relations with our employees and unions. In Australia and the United
States, where no unions are present on our operations, we rely on management practices that promote healthy employees relations.
None of our operations experienced any strike action during 2021.
Wage negotiations were concluded at Obuasi, Geita and Siguiri, testament to an effective approach to collective bargaining.
Diversity and inclusion
Diversity and inclusion are business imperatives and we celebrate differences in race, gender, culture, sexual orientation and ability.
Diversity and inclusion are embedded as a line management
accountability, measured through our key performance indicator
(KPI) management systems, and overseen by a clear governance structure that breathes life into our values and commitment to human rights and non-discrimination.
During the year we conducted unconscious bias training,
established diversity and inclusion committees, developed
site-based diversity and inclusion policies, implemented non-
discriminatory and competitive remuneration scale and practices for all employees, ensured gender-balanced intake for graduate trainees and national service programmes, and reinforced our value to create a diverse workforce through refresher training.
Localisation
We are committed to prioritising employment of local nationals and to reducing the number of expatriate workers where we
operate. We do so responsibly, without impacting our operational requirements and working closely with regulators. Site action plans identify gaps and career paths for talented individuals.
Initiatives were undertaken to create roles for promising talent and additional positions were created for graduates and learners.
To bring impetus to skills transfer to local nationals, special recognition initiatives were implemented, together with coaching and mentoring. To promote retention, dedicated site diversity programmes and action plans were adopted. Accountability for localisation rests with site leadership, who provide regular detailed reports to the Executive Committee and the Remuneration and
Human Resources Committee.
Employee engagement
Global engagement surveys
Regular employee engagement surveys help to build high
performing employees and teams, united in achieving the best outcomes. The recent employee engagement demonstrated that,
despite the impact of COVID-19 and remote work, engagement
remained at satisfactory levels.
Cultural assessment survey
People are at the centre of what we do, and we are driven by our values and the diversity, talents and aspirations of the people in the business. We are determined to create an inclusive and collaborative environment based on trust, respect and dignity.
During October 2021, we conducted a culture assessment survey, which received an 80% participation rate.
Key insights from the survey were:
Most employees have a grounded and well-rounded set of values
There is a satisfactory match between the current and
desired culture
Employees are committed to safety and health, continuous
improvement, accountability, and continuous learning
While employees have experienced significant transformation
and change, they are willing to continue changing and growing
There is a willingness to embrace a culture characterised
by greater employee engagement, recognition, leadership,
professional growth and open communication
Employees desire greater accountability
Culture often reflects the values, beliefs, and behaviours of leadership and so executive leadership feedback sessions were conducted as part of a culture transformation implementation plan.
See Rewarding delivery for details on our remuneration
philosophy, policy and related implementation.

AngloGold Ashanti Limited <IR> 2021
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Focus on people, safety, health and sustainability continued
58
SAFETY AND HEALTH
The safety and health of our employees and host communities is paramount and, with the goal of achieving zero harm across our operations, we continue to design and implement strategies to eliminate high potential incidents, fatalities and catastrophic events.
Key metrics and related targets 2021
Health and safety
Metrics
Targets, aims and performance
Remuneration metrics
(11% of DSP performance award)
Related remuneration targets:
Performance:
All injury frequency rate (AIFR)
Continually improve AIFR
Group AIFR increased from 1.68 to 2.14 per
performance
million hours worked (excluding the former
South African assets)
Major hazard management critical control
95% to 99.5% critical control
The level of critical control compliance
percentage compliance compliance
achieved in 2021 was 99.15%
Cumulative number of site-specific critical
Five to eight cumulative number of
At year end, there were an average of seven
control registers established for major site-specific critical control registers critical control registers for site-specific major
health risks established for major health risks
health risks critical controls in place at each
of our mining operations, with 83 registers
completed. This compares to a target of six per
site, and a stretch target of eight
Compliance with operational occupational
60% to 90% compliance with
All operations continued to strengthen their
exposure (noise and dust) monitoring operational occupational exposure occupational hygiene monitoring programmes programmes (noise and dust) monitoring to ensure adequate and effective measurement programmes of workplace health hazards
Other related metrics monitored: Overall safety and health aims are:
Number of fatalities
All occupational disease frequency rate
COVID-19 related workforce (employees
and contractors) metrics being monitored
internally are:
Cumulative number of confirmed
COVID-19 cases
Cumulative number of COVID-19
related deaths
Percentage of workforce partially
vaccinated
Percentage of workforce fully
vaccinated
Zero harm – no fatalities, no injuries
Reducing annual number of cases of
occupational disease recorded
A workforce that is fully vaccinated
against COVID-19. In 2021, before
implementation of vaccine mandates
at certain locations, campaigns
were run to encourage voluntary
vaccination by employees and
contractors
See below as well as the <SR> for further details
on our safety performance.
Revitalised safety strategy
In 2021, we introduced a three-year work plan to revitalise our safety strategy. The plan centres on four areas: leadership and people, work processes, technology and innovation, and risk
management. We developed a safety induction programme for all leaders and now have clearer lines of accountability with further work planned to align accountabilities of line management and safety support staff, to the new Operating Model.
The introduction of a new Integrated Sustainability Information
Management System (iSIMS) means we can more effectively
integrate operational risk management and key performance
indicators at all levels of the organisation.
Technology is aiding our drive to achieve our safety targets and we have a Centre of Excellence portal to share safety updates and lessons. We are simplifying our major hazard control standards and our critical monitoring programme to ensure verification and checks are well understood, allowing them to be effectively implemented. Employees and contractors are educated on the
critical risks linked to their roles and can apply controls to manage these risks.
Improving injury frequency rates
Over several years, our all injury frequency rate is improving and now stands at a rate of 2.14 per million hours worked. This is lower than the latest ICMM member company average for 2020 of
2.94 per million hours worked.
In the year, we tragically lost two of our colleagues and we extend our heartfelt condolences to their friends and families.
Carlos Machado Barbosa, 43 years old, lost his life in a tragic accident at Serra Grande in Brazil. Carlos was a blaster at the

AngloGold Ashanti Limited <IR> 2021

mine and was fatally injured during a fall-of-ground incident in an underground stope on 16 February 2021. Daniel Nuertey-Kwao
Quaynortey, 46 years old, was an employee of contractor African
Underground Mining Alliance who died in a sill-pillar failure at the
Obuasi mine on Tuesday, 18 May 2021. His body was discovered on Saturday, 29 May 2021 by mine rescue teams.
Management led
Our executives and line managers are responsible for integrating safety into the business and we are intensifying employees’
focus on safety practices in all workplaces. Risk management and critical control modelling resulted in continued efforts to strengthen safety protocols and preventative measures.
Implementation of our safety strategy is overseen by our Social,
Ethics and Sustainability Committee.
Employee health and well-being
In working towards achieving our health metrics, we conduct
systematic assessments and mitigation programmes for
occupational and community health risks and impacts of our
mining operations on our communities. These are completed
through baseline occupational hygiene assessments, as well as community health baselines and impact assessments.
In line with our health and well-being strategy, which includes strengthening governance and assurance systems and processes to avert long- and short-term risks and impacts, we adopted a suite of updated health standards based on the systematically identified major health risks or hazards. These standards are important to the introduction of critical control principles to manage health risks, where applicable. The new suite of Health
Standards has been approved by the Sustainability Policy
and Standards Committee and are in use across all sites. The standards will be published once a company-wide plan to
standardise Company documents, is complete. For now, we
continue to refer to the Health & Safety Standards online.
The Health and Safety section of our Risk Management Guideline and Risk Matrix was reviewed and updated to integrate health and hygiene consequence definitions and classification metrics into the initially safety-heavy approach to risk consequence classification.
In 2021, we recorded six occupational diseases cases – one at
Cerro Vanguardia, two at AGA Mineração, two at Geita, and one at
Obuasi. Of the six cases, five were related to noise-induced hearing loss (NIHL) and one to temporary heat-related stress. This resulted in an all occupational disease frequency rate (AODFR) of 0.08 cases per million hours worked in 2021. This rate remains low and less than one case per million hours worked, an improvement to the long-term trend following the Company’s sale of its South African portfolio, which had traditionally accounted for the greatest burden of occupational medical diseases across the Group.
Health in the community
It is clear that as we work to end occupational disease and
associated health risks across our operations, we cannot view our sites in isolation. Increasingly, we are working to improve available healthcare. COVID-19 brought into sharp focus the symbiotic
relationship between community and employee health. As with
many diseases, the pandemic does not stop at the mine fence.
Over the past two years, measures to educate on, and stop the spread of the pandemic have been embedded throughout our
operations. We have also worked in the communities to educate and provide medical supplies, in line with government protocols.
Where we have been able, we have promoted the rollout of the vaccine. By the end of 2021, we believe approximately 85% of the workforce was fully vaccinated, excluding booster shots.
We are also aware of the pressures caused by the pandemic and its impact on employee mental health and, with that, the potential impact on safety. See <SR> and related Healthy Minds case study.
Public health initiatives
We continued to collaborate closely with our sustainability
colleagues at sites to support community-based health initiatives and projects outside of our COVID-19 work. African operations focused on chronic disease and cancer screening outreach and malaria programmes.
Safety compliance
All operations except for Obuasi have successfully migrated to ISO 45001:2018, which has replaced the OHSAS 18001:2007 series.
Obuasi is scheduled to migrate in 2022.
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60
SUSTAINABILITY – ENVIRONMENT AND COMMUNITY
We work to achieve our sustainability goals by reducing our environmental impact, supporting community projects in business development, education and infrastructure and by ensuring we plan well and work efficiently and cost effectively. We proactively manage risks to air, land, biodiversity and water during the mining lifecycle.
Crucial to our ability to maintain our social licence to mine is engaging with, and listening to, the people in the communities in which we work and all our other stakeholders, in both national and local government and throughout civil society. The table below presents our related key metrics, targets and performance for the environment and communities.
Key metrics and related targets 2021
Environment
Metrics
Targets, aims and performance
Remuneration metrics
(6% of DSP performance award):
Related remuneration targets:
Performance:
Number of reportable environmental No more than two reportable Number of reportable environmental incidents environmental incidents annually
incidents declined to five compared to
eight in 2020
GHG emissions intensity – develop a
carbon budget for each operation
80% to 100% of operations
Individual carbon budgets were developed
for all operations, based on their
respective life-of-mine plans
Other environmental metrics monitored:
Related environmental aims:
Land rehabilitated and value of related
rehabilitation liabilities
Energy use and related intensity
GHG emissions and related intensity
Water withdrawl and reuse
Tailings deposited and waste
management
Water discharge and quality
Biodiversity
Have committed to a target of net zero
Scope 1 and 2 GHG emissions by 2050,
in partnership with our value chain
partners, to set Scope 3 GHG emissions
reduction targets, if not by the end of
2023, as soon as possible thereafter
Comply with the Global Industry Standard
on Tailings Management (GISTM) by
August 2025
Minimise new water withdrawals and
maximise water reuse where possible and
prevent contamination of water resources
See below, Three-year statistics and <SR>
for more detail on our environmental
performance in 2021.
Remuneration metrics
(2.5% of DSP performance award):
Related remuneration targets:
Performance:
No. of business disruptions resulting from
community unrest
Other community metrics monitored:
Community investment
No. of community complaints
No. of human rights violations
Three significant community-related
business disruptions at most annually
Related aims:
Win trust of communities and
stakeholders, equitably sharing and
supporting host communities
Work with communities and
governments to deliver initiatives that
will add sustainable economic value to
communities
Collaborate with governments on the
formalisation of artisinal and small-scale
mining (ASM)
There was one significant community
business disruption resulting from
community unrest at Siguiri in Guinea
No human rights violations were recorded
in 2021. We released our Human Rights
Report in 2021
See below and the <SR> for more detail on
our community-related and socio-economic
performance in 2021.
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AngloGold Ashanti Limited <IR> 2021

Management of the environment
Senior operational managers are responsible for ensuring
operations comply with their respective regulatory and permit requirements, as well as our Environmental Management
Standards. Day-to-day management is enabled by site-level
Environment Management Systems which are externally certified to the ISO 14001:2015 Standard.
Managing our climate change impacts
Our Climate Change Strategy, approved by the board in November
2021, seeks to embed management of physical risks, transition climate risks and climate opportunities into our strategic and operational planning processes. Our climate work is further
underpinned by a framework that aims to improve our climate
maturity along four pillars, aligned with the TCFD themes of governance, strategy, risk management and climate metrics
and targets.
In December 2021, we published our inaugural Climate Change
Report, in line with TCFD recommendations. It highlights the ways in which we are working to mitigate current and future climate risks and the measures being taking to strengthen the climate resilience of our business. See <CCR>.
We also joined our peers in the ICMM by committing to a target of net zero Scope 1 and 2 GHG emissions by 2050, and in partnership with our value chain partners, to set Scope 3 GHG reduction
targets, if not by the end of 2023, as soon as possible thereafter.
Managing and conserving water
Our water management standard mandates comprehensive
understanding of water risks and the implementation of tailored management and monitoring plans, supported by context-specific objectives and targets.
Core objectives for operational water management are to
minimise new water withdrawals and maximise reuse of water
to the extent possible and to prevent contamination of water resources through our activities. This is achieved by either maintaining zero-water discharge on sites, or by treating and releasing excess water from the process circuit, typically the case for high rainfall sites.
During the year, the Iduapriem mine’s water treatment facility was expanded to accommodate the release of greater water volumes from the process water inventory during construction and ramp up of a planned new tailings facility. Rehabilitation of Iduapriem’s
Block 1 waste rock facility, which required active treatment of low
pH seepage water, was reworked to encapsulate acid generate
rock more effectively, and to reduce rainfall infiltration.
A site-wide water optimisation project started at Tropicana is aimed at reducing water abstraction from aquifers and using
water by preference, namely water from higher efficiency bores requiring less energy consumption and providing higher water yields, including those around the TSF. Variable-speed pumps with reduced energy usage, operating off the mine’s internal electricity supply grid, have been introduced, eliminating the need for standalone diesel generators, which further aids in reducing greenhouse gas emissions. The project increased the site’s
recycled water use, and cut diesel consumption for borefield pumping by up to 35%.
Managing our tailings
AngloGold Ashanti has committed to implement, the Global
Industry Standard on Tailings Management (GISTM) at all TSFs by
August 2025.
While we have conducted external TSF reviews in Brazil, we have not yet set up Independent Tailings Review Boards (ITRBs) for our
South American operations. We have established ITRBs for our
African and Australian operations, and have reviewed the TSFs at
Obuasi, Iduapriem, Geita, Tropicana and Sunrise Dam.
Integrated closure management
Our integrated closure management standard aims to ensure
that our activities minimise adverse impacts on people, the
environment and broader society. Our Closure Planning Standard sets a consistent benchmark across all operations and ensures a multi-disciplinary approach to identifying and managing
current and future closure risks and liabilities, while identifying opportunities for value-adding initiatives and projects.
Environmental compliance
All sites are certified except Obuasi whose certification was deliberately allowed to lapse while operations were suspended.
Work for Obuasi’s re-certification in 2022 is currently underway.
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Community investment by region(1)
5%
5%
33%
%
57%
Africa
Americas
Australia
Corporate and other
(1) Excludes joint ventures
We review and update our mine closure liability estimates quarterly to comply with legislative changes and align with business and closure plans, among others. At year-end, the consolidated group environmental liability estimate totalled $688m, which includes an obligation provision of $15m for Yatela (2020: $674m). We put in place financial instruments to ensure that resources are available to meet our closure obligations.
The social aspects of mine closure are critically important. There is a growing emphasis on contributing to resilient and sustainable communities during the lifecycle of the mining operation in order to ensure a positive legacy after closure.
Contributing to resilient, self-sustaining
communities
AngloGold Ashanti’s foundation in community relations is built on mutual respect, transparency and trust. Our activities are guided by our Social Performance management framework that includes the
Community Relations Policy and its supplementary management
standards and guidelines, which are found in AngloGold Ashanti’s
Code of Business Principles and Ethics, Our Code.
All sites have stakeholder engagement plans, based on detailed annual stakeholder mapping processes. These plans are guided by our Stakeholder Engagement Management Standard, which
is aligned with the International Finance Corporation’s (IFC)
Performance Standard 2. For more information, see <SR>.
Mitigating current and legacy impacts
We understand that our activities can have negative impacts on communities that must be addressed fairly and openly. Grievances are addressed using Group management principles taken from the
Performance Standards of the IFC and the United Nations Guiding
Principles on Business and Human Rights.
Our social impact management approach dictates that our
operations must identify and mitigate past, current and future impacts. This considers external factors such as changing socio-
political and economic content and societal expectations and community concerns. All AngloGold Ashanti sites are expected to avoid or, where not possible, minimise their impacts on local communities through project design and management plans.
Grievance mechanisms are critical to this process and we have in place a series of mechanisms to address community complaints.
For more detail, see <SR>.
Socio-economic contributions
A key focus is our contribution to the development of local and host communities. We continued to engage with stakeholders
on the implementation of our socio-economic development
plans, guided by the Socio-Economic Contribution Standard,
and invested $18.1m (excluding joint ventures) in community
investment projects in the areas of education, social
infrastructure, income generation initiatives and health in 2021
(2020: $20.6m, including South African operations and excluding joint ventures).
See Environmental stewardship, Ensuring integrated closure
and Resilient, self-sustaining communities in the <SR>.
Iduapriem , Ghana

AngloGold Ashanti Limited <IR> 2021

Inclusive employment and procurement
AngloGold Ashanti makes every effort to procure goods and
services from local business and has held various briefing
sessions to guide potential suppliers on how to participate in the supply chain. See <SR>.
The employment of local people wherever possible is aligned with our localisation strategy and is vital in ensuring tangible value is shared with our host countries and communities.
Rights of indigenous people
Our policy is in line with international standards and treaties in the area of Indigenous Peoples’ rights. We align with the
ICMM Position Statement on Indigenous Peoples and the IFC’s
Performance Standard 7 on Indigenous Peoples. Understanding
and respect for the values, traditions, and cultures of the local and indigenous communities in which we operate is ingrained in our values. See <SR>.
Respecting and upholding human rights
AngloGold Ashanti has a responsibility to respect human rights and, where practically possible, to leverage its position and influence to ensure that state actors protect human rights.
We have a human rights governance framework and a human
rights policy in place. We are committed to the United Nations
Guiding Principles and other international initiatives such as the UN Global Compact and we are a member of the Voluntary
Principles on Security and Human Rights (VPSHR). See <SR>.
The starting point for AngloGold Ashanti’s human rights work is the risk management process. Cutting across disciplines and the entire project lifecycle, the human rights risk assessment process forms part of the Group enterprise risk management system. The human rights due diligence process forms a critical part of this system. Training and communication help ensure that AngloGold
Ashanti employees, contractors and suppliers, communities and governments understand what human rights are, what they mean in the context of mining and what their responsibilities are in this regard. Awareness-raising is critical, and every employee should be able to act as an advocate and ambassador for human rights.
We recorded no human rights violations in 2021.
Artisanal and small-scale mining
Artisanal and small-scale mining (ASM) operations, where
individuals and a growing number of organised groups mine
informally and sometimes illegally, either on previously mined areas or in some cases on sites belonging to AngloGold Ashanti, are a material concern to the Company. We continue to advocate for increased efforts in the formalisation of ASM, helping to educate and provide safer work environments and alternative
avenues for the people around our mines to secure a living.
At Siguiri, in Guinea, illegal mining activities in our concessions continue. We work with local and regional authorities, community leaders and other stakeholders to assist in mitigating or reducing this risk to communities and our operations. We also facilitated a process for the initiation of an ASM formalisation project here in
2020, by introducing a third party ASM expert, who is co-ordinating the project led by the Guinea Government, with our full support.
Unfortunately, as a result of COVID-19 and changes in Guinea’s government, the project launch has been delayed. We are hopeful that it will take place in 2022 and stand ready to support it.
Iduapriem , Ghana

AngloGold Ashanti Limited <IR> 2021
PERFORMANCE AND DELIVERY BY STRATEGIC FOCUS AREA

Sustaining capital, prioritising Ore Reserve growth
Strong balance sheet
(1.0x adjusted net debt to adjusted EBITDA ratio through the cycle)
Further debt reduction
Additional dividends
should capacity exist
Growth
Ensure financial flexibility
AngloGold Ashanti is committed to maximising long-term
shareholder value and returns and so must ensure that our balance sheet remains able to meet our core funding needs. We achieve this by applying our clear and robust capital allocation framework.
The capital allocation framework prioritises investment in
our asset base, to support the health and sustainability of the business. The sustaining free cash flow that comes as a result is earmarked to:
Return cash to shareholders through our defined dividend
pay-out ratio focused on dividend returns based on free cash flow before growth capital expenditure
Self-fund growth capital expenditure, with a disciplined focus on risk-adjusted returns
Maintain a solid balance sheet, giving us strategic flexibility through the cycle
We ensure sufficient flexibility at all times to reinvest continuously in our asset base, supporting the long-term sustainability of our business. Maintaining a strong balance sheet and reducing debt, remains important in the current operating environment where the
COVID-19 pandemic presents added complexity and risk to the
mining industry in general, and more so for a producer of a single, volatile commodity.
While our ability to generate free cash flow improves markedly as the gold price increases, we nonetheless maintain our focus on ensuring a strong balance sheet through all stages of the commodity cycle.
Disciplined, shareholder-focused capital allocation
Transparent allocation hierarchy to maximise long-term shareholder value and returns
Net operating cash flow
Sustaining free cash flow
Reinvesting in our asset base to
support the long-term sustainability of
our business
Commitment to cash returns to
shareholders
Solid balance sheet underpins flexibility
and optionality through the cycle
Growth focused on risk-adjusted
returns
Allocation of excess cash tested
against shareholder returns
Excess cash flow
One measure of the success of our capital
allocation strategy is our ability to generate
sustainable free cash flow through the cycle,
and also our share price performance. Other
metrics monitored include: adjusted net debt
to adjusted EBITDA ratio (as defined in the
Revolving Credit Agreements); and cash and
cash equivalents.
Growth capital
(Targeting a return in excess of our hurdle rate)
We must ensure our balance sheet
always remains able to meet our core
funding needs
Operating and capital productivity
Dividends
(20% of free cash flow pre-growth capital)

AngloGold Ashanti Limited <IR> 2021

For further detail on our performance in relation to this
strategic pillar, see the
CFO’s report and outlook and the <AFS>.
Key metrics and related targets 2021
(35% of DSP performance award)
Measure
Target
Weighting
Threshold
measures
Target measures
Stretch measures
Actual
achievement
2021
achievement
%
Relative total shareholder
return (TSR)
10.00%
Median TSR of
Comparators
Halfway between median
and upper quartile
Upper quartile TSR
of Comparators
124.25% 15.00%
Absolute TSR 10.00% $ COE
(1)
$ COE + 2% $ COE + 6% 124.25% 15.00%
Normalised cash return
on equity (nCROE)
15.00% $ COE $ COE + 9% $ COE + 18% 25.90% 15.00%
(1) Cost of equity
Performance outcomes
The relative and absolute TSRs are based on a three-year
trailing average using the average share price achieved in
2018 as the base and comparing it to the average share price achieved in 2021. The average share price in 2018 ($9.38/
share) grew by 124.25% over this period, inclusive of dividends paid ($0.72/share) from January 2019 through to the end of
December 2021
Absolute TSR growth exceeded the stretch target set, while the
Relative TSR performance is compared to a comparator peer
group. The median TSR of the comparator peer group was
70.50% at 31 December 2021
A three-year trailing average nCROE of 25.9% was achieved on the back of strong free cash flow generation over the same
period, notwithstanding an annualised increase in shareholders’
equity of 9%
Improved balance sheet flexibility was achieved with the
issuance of a $750m, seven-year bond at a record low coupon
for AngloGold Ashanti of 3.375% p.a., following the issue of a
$700m, ten-year bond, issued at a coupon of 3.75% p.a. in 2020.
Both bonds’ coupons were substantially below those of the debt they replaced, helping to maintain balance sheet flexibility while significantly reducing finance costs
The adjusted net debt to adjusted EBITDA ratio ended the year at 0.42 times, some 58% below our target of 1 times, through the cycle
Liquidity remains strong, providing good financial flexibility.
Our cash balance of $1.15bn excludes our $499m share of the
Kibali joint venture cash balance. The $1.4bn, multi-currency revolving credit facility (RCF), was largely undrawn at year end, while the $365m Corvus acquisition concluded in January 2022, post year end, was settled from cash on hand
A total dividend for the year of 20 US cents was declared, based on the dividend pay-out ratio under the policy of 20% of free cash flow before growth capital expenditure
Credit ratings remained unchanged at investment grade from
Moody’s (Baa3) and Fitch (BBB-), with negative and stable
outlooks, respectively. The Standard & Poor’s rating remained one notch below investment grade (BB+), with a positive outlook
Tropicana, Australia

AngloGold Ashanti Limited <IR> 2021
PERFORMANCE AND DELIVERY BY STRATEGIC FOCUS AREA

All-in sustaining costs
($/oz)
1,500
1,355
1,200
1,037
900
600
300
0
Continuing operations
993
942
978
2017
2018
2019
2020
2021
Capital expenditure by region
1%
17%
%
46%
36%
Africa Americas Australia Corporate and other
Optimise overhead, costs and capital expenditure
The group’s cost performance in 2021 reflects the continued reinvestment across our portfolio, notably at the Obuasi, Iduapriem, Geita, and Tropicana operations. It also reflects significant investment in TSF compliance in Brazil.
Our overall focus remains on improving our operational performance, underpinned by the introduction of the new Operating Model, continued cost discipline and the commencement of the Full Asset Potential Review programme in 2022.
Key metrics and related targets 2021
(27.5% of DSP performance award)
Target
Measure
Weighting
Threshold
measures
Target
measures
Stretch
measures
Actual
achievement
2021
achievement %
Production (shared with
Improve portfolio quality)
12.50%
2.7Moz
2.8Moz
2.9Moz
2.472Moz
0.00%
All-in sustaining costs
15.00%
$1,230/oz
$1,205/oz
$1,180/oz
$1,355/oz
0.00%
Other metrics monitored are:
Total cash costs
Sustaining capital expenditure
Total capital expenditure 2021:
$1.1bn
(1)
(1)
Includes joint ventures
All spending decisions must be
thoroughly scrutinised to ensure they
are optimally structured and necessary
to fulfil our core business objective

AngloGold Ashanti Limited <IR> 2021

For further detail on our performance in relation to this
strategic pillar, see the CFO’s report and outlook and the <AFS>.
Performance outcomes
Total cash costs increased 22% in 2021, or $173/oz, to $963/oz mainly due to lower grades ($121/oz) and stockpile drawdowns at certain operations ($23/oz). The second half of 2021 reflected an 8% drop in cash costs to $925/oz, on the back of a 12%
increase in production from our operating assets (excluding
Obuasi), helped by higher underground grades (11%), when
compared to the first half of 2021
Inflationary pressures ($40/oz) were partially mitigated by weaker local currencies, lower royalties and higher silver by-product contribution. Our proactive supply chain strategies, including holding three to six months inventories of consumables and
spares, delayed the inflationary impacts and enabled business continuity during the year. We are closely monitoring the sea freight market, given capacity constraints which are squeezing lead times on deliveries, as well as freight and logistics costs. We have taken a proactive posture on managing our supply chain
since the onset of the COVID-19 pandemic, and we will continue to do that to ensure resilience and continuity of supply
Open pit grades were 26% lower year-on-year, with most
operations affected other than Siguiri and Sunrise Dam.
Recovered grades from underground were 3% higher
year-on-year, with grade improvements at Geita and Kibali
more than offsetting lower grades in Brazil, Sunrise Dam and
Cerro Vanguardia
The re-investment in our sites continues to progress with
the aim of extending mine life and improving flexibility, which remain key priorities
Sustaining capital increased by $281m or 57% mainly due to the
TSF investment, as well as ongoing stripping at Tropicana and
Iduapriem
All-in sustaining costs were $1,355/oz, up 31% year-on-year, driven by the higher sustaining capital expenditure and the rise in total cash costs. AISC includes an estimated $34/oz COVID-19 impact, and an estimated $55/oz impact for Brazilian TSF
compliance
Tropicana, Australia

AngloGold Ashanti Limited <IR> 2021
PERFORMANCE AND DELIVERY BY STRATEGIC FOCUS AREA

Improve portfolio quality
Key metrics and related targets 2021
Production and portfolio
Metrics
Targets, aims and performance
Remuneration metrics
(12.5% of DSP performance award)
Related remuneration targets:
Performance:
•
Production
•
Annual production of between 2.7Moz and
2.9Moz
•
Produced 2.4Moz versus 2.8Moz in
2020 (excludes 241,000oz produced by
Other metrics monitored:
•
Recovered grade
•
Operating life
•
Investment in Ore Reserve development
•
Metres developed
•
Waste stripping
Overall portfolio aims are:
•
Improve confidence in our orebodies
•
Increase the quality of our Ore Reserve
base
•
Improve operating flexibility
previously owned South African assets)
•
Added ~10% to Ore Reserve tonnes and
44% more ounces to the Proved category
•
Additions at first quartile Ore Reserve
grades versus peers
Performance
While production declined year-on year, output improved
over the course of the year, increasing by 6% in the second
half of the year compared to the first half. This improvement was based on the greater volumes processed and an
improvement in underground grades mined.
Operating challenges during the year included lower grades
and rising costs, related mostly to a shortage of skills and higher inflation, due in large part to COVID-19. While there are encouraging signs in the evolution of the pandemic, it
impacted production by around 47,000 ounces, and the all-
in sustaining cost by an estimated $34/oz in 2021.
Lower realised grades at certain operations came amidst
the ongoing re-investment programme currently underway
across the portfolio, and the temporary suspension
of underground mining operations at Obuasi. This re-
investment, evident in elevated capital expenditure levels,
is aimed at improving orebody flexibility and increasing
conversion of Mineral Resource to Ore Reserve. This
capital investment is funding increased waste stripping at
open pit mines, higher rates of underground development,
and the transition of our Brazilian TSFs to dry-stacked
structures in line with new legal requirements.
Total production:
2.5Moz
(1)
(1)
Includes joint ventures
AngloGold Ashanti continually works to improve
portfolio quality by maintaining operations,
delivering on mine plans and progressing projects.
Our aim is for a portfolio characterised by long-
life, high-grade, low-cost assets.
Contribution to group production by region
20%
%
57%
23%
Africa
Americas
Australia

AngloGold Ashanti Limited <IR> 2021

Projects
At Obuasi, underground operations were suspended in May 2021 following a geotechnical event and fatality. A detailed review into the incident and its causes was followed by a thorough external review of future mining fronts covering the mine design, schedule and ground management plan. Underground mining activities
remained suspended until mid-October 2021 when stoping
activities restarted.
Since then, the restart plan, and in particular tonnage delivered to the mill, have tracked to schedule with the processing plant achieving 2,000 tonnes per day in January. The safe ramp-up to the full mining rate of 4,000 tonnes per day is expected by the end of June 2022.
A comprehensive series of protocols has been introduced to
supplement existing operating procedures at Obuasi and they
are expected to add about $10 to $20 per tonne to the mine’s operating costs, or about $50/oz. External consultants will
continue their review of future mining areas. Areas of assessment completed include Sansu, Block 8 lower and the decline.
In terms of infrastructure, the work needed to support the ramp up to 4,000tpd is now complete (Phase 2). Phase 3 – which relates principally to extended capital expenditure to refurbish existing infrastructure around the KMS shaft and runs to end 2023 – is also proceeding according to schedule. This includes upgrading the KMS shaft and materials handling system, a new ventilation shaft, underground pump stations and refurbishment of the BSVS sub-shaft.
For 2022, we forecast production of between 240,000oz and
260,000oz at an all-in sustaining cost of $1,250/oz to $1,350/oz.
Annualised production by year end 2022 is forecast at 320,000oz to 350,000oz. We expect annual production to remain at around that level in 2023 until Phase 3 is completed late that year, which will allow a step-up to 5,000 tonnes per day.
In Colombia, our proposed Quebradona gold and copper project will take longer to develop than previously anticipated following a decision by the Colombian environment agency, ANLA, to archive our environmental licence application. A thorough review and analysis of the items and further information identified as part of ANLA’s archiving decision is underway. The aim is to prepare, submit and process a new environmental licence request for
Quebradona. This process will result in a delay in the project.
At Gramalote, the feasibility study work completed in early 2021 has illustrated the potential to improve the economics of the project by revisiting and further optimising the original project design included in the existing mining permit. The joint operation partners believe that greater value could be created through additional drilling of the Inferred portions of the Mineral Resource area, both within and adjacent to the designed pit. A Mineral
Resource update is expected in early 2022. The final feasibility study results for the project are currently expected by around
August 2022.
The reinvestment programmes underway at our bigger assets
– Geita, Tropicana and Iduapriem – have progressed well, and remain on schedule.
For more detailed information on our portfolio and operational performance, see Regional reviews and the individual Operational Profiles.
Asset review and new Operating Model
During the course of the past year, a new Operating Model was designed and its implementation begun. In terms of this new model, we aim to improve organisational effectiveness, reduce waste and duplication, narrow our focus on costs and sharpen overall operational performance and project execution. In addition, there is a sharp focus on improving cash conversion.
Our Full Asset Potential Review, which started at Sunrise Dam in February 2022 and will eventually take place at each site, is aimed at assessing the full potential of each asset in our portfolio. This is a well understood process that has had significant success across the industry, and which has not been used at our sites. We will bring in a team of specialists, led by Chief Technology Officer,
Marcelo Godoy, who will provide the necessary level of expertise to look at all key strategic levers for every operation. The process will involve a detailed analysis of each asset, including mine design and key operating parameters, to understand the reasons for the gap between current and best possible performance.
The full assessment of each site will take approximately three months and will identify key areas of performance improvement to be implemented over the ensuing 18 to 24 months. This process – which will ultimately be ‘owned’ by each site leadership team – will be tracked until the full value of initiatives has been realised.

AngloGold Ashanti Limited <IR> 2021
PERFORMANCE AND DELIVERY BY STRATEGIC FOCUS AREA

Mineral Resource and Ore Reserve (12.5% of DSP performance award):
Targets, aims and performance
Metrics
Maintain long-term optionality
Key metrics and related targets 2021
Remuneration metrics
Related remuneration targets:
Performance
•
Ore Reserve additions*
•
Additions of between 1.4Moz and 4.3Moz
•
2.7Moz added to the Ore Reserve pre-
depletion
•
Mineral Resource additions*
•
Additions of between 3.8Moz and
11.3Moz
Other metrics monitored
•
Proportion of total Ore Reserve in each
category.
* Pre-depletion, asset sales, mergers and acquisitions
•
2.1Moz added to the Mineral Resource
pre-depletion
•
Added ~10% to Ore Reserve tonnes and
44% more ounces to the Proved category.
•
Additions at first quartile Ore Reserve
grades versus peers
•
Maiden Mineral Resource of 3.4Moz
declared for the Silicon project in Nevada.
Ore Reserve and Mineral Resource
Exploration is the foundation of our business and with our balance sheet significantly stronger, and our portfolio significantly simpler, we can safely turn to reinvesting in our ore bodies.
We are in the midst of a multi-year initiative, begun in early
2020, to increase investment in Ore Reserve development and
brownfield exploration, increase Ore Reserve conversion, extend
Ore Reserve life, improve mining flexibility and upgrade knowledge of our orebodies. Two years into this initiative, strong progress has been made with a cumulative addition of 8.7Moz to our Ore
Reserve, before depletion, at a cost of $68/oz. Our Ore Reserve inventory has grown by 23% over this period, providing the Mineral
Resource base needed to leverage and further grow the Ore
Reserve.
In 2021, AngloGold Ashanti added 2.7Moz to its Ore Reserve
before depletion. At Geita, where extending mine life is a priority, the Ore Reserve grew by 0.8Moz, bringing to 2.2Moz the total
Ore Reserve added there over the past two years. At Iduapriem, the Ore Reserve increased by 0.9Moz, at Kibali by 0.5Moz and at Sunrise Dam by 0.4Moz – all underpinned by an expansive
exploration programme.
There were steady Ore Reserve gains totalling 0.5Moz across the rest of the portfolio.
Americas
On the greenfield front, we declared a maiden Mineral Resource of 3.4Moz at Silicon in Nevada, United States. Following the
acquisition of Corvus in January 2022, a further Mineral Resource will be added in 2022. Our aim is to use this acquisition as a foothold in the region to establish a meaningful, low-cost, long-life production base over the medium term. This regional consolidation has the potential for significant synergies, including economies of scale and integrated infrastructure relating to water rights, adjacent concessions and processing facilities.
Our conceptual development plan for the district envisions:
•
North Bullfrog deposit (previously owned by Corvus) – to be
developed first with initial production expected within three years
•
Silicon – a 3.4Moz Mineral Resource with growth potential
•
Mother Lode deposit (previously owned by Corvus) – to be
developed last
There is potential to supplement this schedule with various other prospective deposits now being explored across the tenement.
These deposits will be developed in a modular fashion, mined
We have a strong track record in replacing
our Ore Reserve and Mineral Resource and in
securing our long-term optionality.

AngloGold Ashanti Limited <IR> 2021

initially as open pits with processing by means of heap leach and gravity recovery where applicable.
Africa
The expansion of the underground operations at Geita continued
during the year with development of the newly established
Geita Hill underground mine progressing. Ore Reserve access
development is also being accelerated at Geita Hill underground after the delayed granting of the required approvals.
Mining operations continue at Nyamulilima open pit and, in
the short term, production is planned to be lower compared to previous periods, and costs higher, as we focus on fortifying high-
grade ore access at Geita in coming months.
Geita had another successful year in 2021 on the exploration front – adding 800,000oz before depletion with strong additions at
Nyamulilima and Geita Hill East. This was the fourth consecutive year in which the Ore Reserve grew net of depletion with the Ore
Reserve growing 112% from 1.25Moz in 2017 to 2.65Moz in 2021.
Geita is currently on track to achieve our target of consistently having three to four years of Ore Reserve ahead at the right balance between development and ore extraction.
Brownfield exploration at Iduapriem contributed about 900,000oz to the mine’s Ore Reserve, pre-depletion.
Australia
At our Australia operations, the focus is on improving mining flexibility at Sunrise Dam where our reinvestment programme
contributed ~700,000oz to the Mineral Resource and ~400,000oz
to the Ore Reserve, pre-depletion, in 2021.
For more detailed information on our long-term optionality, Mineral Resource and Ore Reserve and greenfield and brownfield exploration, see Mineral Resource and Ore Reserve - summary, Exploration and planning for the future and <R&R>.
Iduapriem , Ghana

Ghana
AngloGold Ashanti Limited <IR> 2021
REGIONAL PERFORMANCE
AFRICA
Guinea
DRC
57%
contribution to group production
$1.3bn
(1)
Operation
Project
Tanzania
invested in the Africa operations
over the past three years
(1)
Includes joint ventures
Our operations in Africa
Africa is currently home to five of our operations, with one – Kibali
– managed by Barrick Gold Corporation. These operations, which contributed 57% or 1.4Moz to total annual group production
in 2021, are in Ghana (Iduapriem and Obuasi), Guinea (Siguiri),
Tanzania (Geita) and the DRC (Kibali).
At the end of 2021, our African operations accounted for 65% of the group’s total Ore Reserve and 45% of its total Mineral Resource.
Operational Excellence initiatives aimed at unlocking value
and offsetting current cost and production challenges in the short term remain key while the Full Asset Potential Review will be instrumental in realising latent value from these assets in the medium to long term. Growth and expansion projects are
underway at Siguiri, Iduapriem and Geita while Phase 3 of the
Obuasi Redevelopment Project continues.
The Africa operations employed an average of 17,260 people, of whom 10,781 were contractors, in 2021.
Successes
Strong safety performance – Iduapriem, Geita and Siguiri
remained fatality-free for the year
Mining started at the Nyamulilima open pit (Geita), which is expected to produce more than one million ounces of gold over the next six years
21% year-on-year increase in Siguiri’s production, boosted by a 17% improvement in recoveries and the start of mining from higher-grade Block 2 ore body
Completion of Phase 2 of Obuasi’s Redevelopment Project
Challenges
Voluntary suspension of underground operations at Obuasi after a fatal incident following a sill pillar failure, which impacted the region’s production
Cost pressures at Iduapriem, due mainly to the investment
required for waste stripping needed to access blocks 7 and 8 and the planned construction of a new TSF
Impact of the ongoing COVID-19 pandemic in absenteeism and
labour availability on some skill categories
Negative short-term effect on costs due to re-investment
programme and increased reliance on lower-grade stockpiles
during transitional period
Political uncertainty in Guinea following coup d’etat
Outlook for 2022
Safely maintain solid performance across the region
Obuasi is scheduled to ramp up to 4,000tpd by mid-year, with production of about 240,000oz to 260,000oz; progress Phase 3
Continued ramp up of underground and open pits at Geita
Growth capital expenditure of approximately $100m has been allocated to Obuasi for completion of Phase 3 of the redevelopment project and approximately $60m for the construction of a new TSF at Iduapriem, as well as smaller amounts at Geita and Siguiri
Marginal improvements in production are expected at Iduapriem and Siguiri, and consistent performances at the remaining assets
Progress the Full Asset Potential Review, which began during the first quarter of 2022 at Siguiri

AngloGold Ashanti Limited <IR> 2021

Performance summary
Production for the year was 1.4Moz (2020: 1.6Moz), achieved at a total cash cost of $904/oz (2020: $757/oz), as the region executes the re-
investment programme and various growth projects
Higher all-in sustaining cost of $1,161/oz (2020: $935/oz), because of lower production
Capital expenditure for the region was $506m (2020: $397m)
Safety performance deteriorated with one occupational fatality and an all injury frequency rate of 0.61 per million hours worked versus 0.55 in 2020
Community investment of $10.5m (2020: $12.9m)
All Africa operations certified in terms of International Cyanide Management Code, ISO 45001 (health and safety) and ISO 14001, with the exception of Obuasi where work for its recertification in terms of the Cyanide Code and ISO 14001 is currently in progress
Solid performances at Geita, Siguiri and Kibali supported production and helped to offset stalled production at Obuasi where underground operations were suspended following a fatal incident in May 2021.
The increase in the regional all-in sustaining unit cost was a result of higher underground mining costs at Geita, because of the step up in ore and waste volumes and higher sustaining capital spend for waste stripping at Teberebie Cut 2 at Iduapriem. Also, higher royalty costs were seen across the operations due to the increase in the gold price received.
Capital expenditure was largely spent on underground Ore Reserve development projects, which continued at Geita, and pre-stripping at Iduapriem (Teberebie Cut 2) to provide access to orebodies identified for future gold extraction. The balance of sustaining capital investment was used for capitalised exploration and sustaining projects to improve asset integrity and realise business improvements across the operations, to ensure safe and sustainable growth and production.
At Geita, substantial progress was made opening up the Nyamulilima open pit, commencing production and remaining on track to achieve full planned operation by the end of 2022.
Another notable achievement was the development of the Geita Hill underground mine for which a maiden Ore Reserve has been declared and where steady state operations are also expected by the end of 2022.
Kibali’s metallurgical plant performed well overall. The increased tonnages processed during
2021 were driven by the greater volumes of open-pit tonnes mined compared to 2020 and yielded 812,152oz. Kibali’s Ore Reserve net of depletion is expected to increase for the third successive year in 2022, maintaining its plus 10-year life as a Tier One asset.
The grind and recovery optimisation continued at Siguiri’s combination plant during the year, and treatment of carbonaceous material started. The Block 2 project yielded its first ore once the haul road was completed between the remote deposit and the plant at Block 1.
The implementation of an initial three-year re-investment plan to revise and extend
Iduapriem’s mine life is underway. This plan involves accelerated waste stripping from the
Block 7 and 8 pit, initially from Teberebie Cut 2. Longer term options are to strip waste from
Cuts 5 and 6. The re-investment plan includes increasing TSF capacity to match the revised mine plan.
Obuasi update
Underground mining activities resumed in the fourth quarter of 2021, after they were voluntary suspended in May 2021 immediately following the failure of a sill pillar. Towards the end of the first quarter of 2022, the restart plan was tracking to schedule. Construction of the major infrastructure to support the ramp up to 4,000tpd was complete by year end, with the paste-fill plant and GCVS vent fans commissioned. The KRS hoisting system is in service and the ramp up to 4,000tpd is targeted for the end of the first half of 2022.
Forecast production for 2022 is around 240,000oz to 260,000oz at an all-in sustaining cost of $1,250/oz to $1,350/oz. Major infrastructure works are required to support a further ramp up of production. This will include the upgrade of the KMS shaft and
KMV shaft as well as the development of a new ventilation shaft. We will continue the
Ore Reserve development to access Block 11. Phase 3 construction is expected to be completed at the end of 2023 when the mining rate is planned to lift to 5,000tpd.
Attributable production
(000oz)
2,000
1,538
1,603
1,500
1,453
1,512
1,419
1,000
500
0
2017
2018
2019
2020
2021
AIFR
(per million hours worked)
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
0.62
0.61
0.55
0.49
0.39
2017
2018
2019
2020
2021
Productivity
(oz/TEC)
25
23.01
20.70
20
19.17
18.98
15.45
15
10
5
0
2017
2018
2019
2020
2021
Total cash and all-in sustaining costs
($/oz)
1,200
1,161
1,000
800
720
600
400
200
953
904
896
935
904
773
759
757
0
2017
2018
2019
2020
2021
Total cash costs
All-in sustaining costs(1)
(1) World Gold Council Standard

AngloGold Ashanti Limited <IR> 2021
REGIONAL PERFORMANCE
AMERICAS
United States
Colombia
Brazil
23%
contribution to group production
$810m
Operation
Project
invested in the Americas
over the past three years
Argentina
Our operations in the Americas
The Americas hosts three of our operations – one in Argentina and two in Brazil – as well as two greenfield projects in Colombia and a significant new greenfield development in Nevada in the United States.
These operations accounted for 25% of the group’s total Ore Reserve and 47% of its total Mineral Resource at the end of 2021.
The Americas operations contributed 23% or 559,000oz to total annual group production in 2021. These sites are in Argentina
(Cerro Vanguardia) and Brazil (Serra Grande and AGA Mineração
complex, which comprises the Cuiabá and Córrego do Sítio mines).
The portfolio also includes the Quebradona and Gramalote projects in the Colombian department of Antioquia, which are undergoing environmental permitting and feasibility study respectively, while the La Colosa Project, in the department of Tolima, remains in force majeure. In the United States, the greenfield concessions – which include adjacent assets acquired with the Corvus acquisition – are located in the Beatty District in southern Nevada.
The Americas operations employed an average of 9,972 people, of whom 3,520 were contractors, in 2021.
Successes
Conversion of TSFs in Brazil to dry-stacking facilities, in line with
Brazilian legislation, continued:
•
Cuiabá and Córrego do Sítio commissioned two new filter
plants, with a third to be added in 2022
•
Serra Grande reinforced existing TSF and commissioned two
new filter plants
Cerro Vanguardia completed expansion of on-site
accommodation to create added flexibility during periods of lock down among other things
Corvus acquisition finalised in January 2022, giving us a prime position in the Beatty District in southern Nevada, the largest new gold area in the United States
Challenges
Direct and indirect impacts of the ongoing COVID-19 pandemic continued to be felt across the region, hampering production and causing higher costs at all operations
Increased cost pressures due to lower production, inflation and dry-stack conversion of our TSFs in Brazil – around $140m
was spent on TSF conversions in 2021, a peak year for TSF
investment. Costs are expected to be material from 2022 – 2025 but will decline over time
The combination of lower production and higher sustaining
capital contributed to abnormally high all-in sustaining unit costs
Outlook for 2022
Full Asset Potential Review is due to begin at AGA MineraÇão’s
Cuiabá complex during 2022
Continue inward investment programme to improve Ore Reserve
life and enhance operating flexibility at all operations
Evaluate Gramalote enhanced feasibility results due during the third quarter, and decide on future course of action
Continue engagement with environmental regulator in
Colombia regarding Quebradona permit application and
take steps necessary to address any deficiencies in original permit application
Progress completion of the TSF conversion programme across
all operations in Brazil
In Nevada our technical team has initiated its evaluation of the Corvus Mineral Resource and, for 2022, multiple activities are either underway or planned including:
Ore Reserve-conversion drilling at North Bullfrog and Silicon
Prefeasibility study underway at Silicon and a concept study for the Merlin deposit is scheduled to begin
Permitting for North Bullfrog, which is due to start
before mid-year

AngloGold Ashanti Limited <IR> 2021

Performance summary
Production for the year was 559,000oz (2020: 649,000oz), achieved at a total cash cost of $921/oz (2020: $721/oz)
Higher AISC of $1,587/oz (2020: $1,003/oz), because of lower production and high levels of sustaining capital expenditure, largely in relation to the TSF conversion initiative
One occupational fatality in Brazil, at Serra Grade, in February 2021. The all injury frequency rate improved to 3.55 (2020: 3.68)
Community investment of $5.8m (2020: $6.2m)
All American operations certified in terms of International Cyanide Management Code, ISO 45000 (health and safety) and ISO 14001
Capital expenditure of $398m (2020: $217m)
The year in review was a challenging one for the Americas
operations, which faced significant headwinds from COVID-19.
There were, however, improvements in the second half of the year with production up 14% versus the first half. Sites faced a range of first- and second-order consequences of the pandemic, with Brazil experiencing significant absenteeism during the first half of the year, and Argentina’s production limited due to a range of travel and shift-
rotation restrictions in response to various waves of the outbreak.
In Brazil, at both AGA Mineração and Serra Grande, plant throughput was scaled back during the second half to ensure tailings deposition remained within legally mandated limits while the conversion programme for the conversion of TSFs to dry-stacking facilities, was fast tracked. At AGA Mineração, operating challenges at Córrego do
Sítio were partly offset by improvement at the larger Cuiabá mine, where tonnes of ore treated increased year-on-year.
At Cerro Vanguardia, where silver revenues are offset against gold cash costs, the negative impact of reduced capacity due to
COVID-19 restrictions was partly offset by continued weakness in the Argentinean peso against the US dollar and higher volumes of silver produced and sold.
In Colombia, the Quebradona Project remains an attractive long-life, high-grade, low-cost project which will add copper production to our portfolio. At Gramalote, a joint operation with B2Gold, the final feasibility study for the project is expected to be delivered during the course of 2022. Colombia’s environmental agency (ANLA)
took the decision to archive our environmental licence application relating to the Quebradona project. AngloGold Ashanti has filed an appeal seeking to secure further details on the specific additional information the agency would require in order to be able to prepare a licence submission that would meet the agency’s requirements. This prcess will result in a delay of the project.
Nevada strategy
AngloGold Ashanti completed its acquisition of Corvus on
18 January 2022, consolidating much of the largest new gold district in Nevada. This provides AngloGold Ashanti the opportunity to establish, in the medium and longer term, a meaningful, low-cost, long-life production base in a premier mining jurisdiction.
As the Company has previously indicated, the consolidation of the Beatty District has the potential for significant synergies from economies of scale and integrated infrastructure, including water rights, adjacent concessions and processing facilities. The combined asset base also allows for unified engagement with federal, state and local stakeholders to advance and achieve shared sustainability goals and other district benefits, such as opportunities to design projects incorporating renewable energy, as well as develop
conservation and other local projects in conjunction with the Beatty community. Following the completion of the Corvus transaction, water rights that will form an important part of the district’s development, have transferred to AngloGold Ashanti.
The Company’s conceptual development plan for the district
envisions the North Bullfrog deposit – previously owned by Corvus
– being developed first, with initial production expected in the next three years. This is expected to be followed by AngloGold Ashanti’s
Silicon deposit – which has declared a maiden 3.4Moz Mineral
Resource – and then potentially the Merlin target near Silicon. The timing for mining activities at the Mother Lode deposit is expected to start only in the long term after the Company completes additional study work. This initial development schedule is expected to be supplemented by various other prospective deposits being explored across the tenement. It is expected that deposits will be developed in a modular fashion, mined initially as open pits and processed using heap leach and gravity recovery where applicable. This pathway provides the opportunity for project capital expenditure intensity to develop in a staged fashion. The district is expected to yield more than 300,000oz annually over more than a decade at a Tier One cost structure. Sulphide processing and underground mining will be evaluated in the longer term. AngloGold Ashanti’s technical team has initiated the process of evaluating the Corvus’ Mineral Resource.
For 2022, multiple activities are planned to take place in the district, with requisite drilling underway at North Bullfrog and Silicon, with an aim to convert Mineral Resource to Ore Reserve. We also plan to begin a pre-feasibility study at Silicon and initiate a concept study for the Merlin deposit. The permitting process for North Bullfrog is expected to start in the first half of 2022. Importantly, given the various deposits across the tenement, our approach to mapping these deposits is expected to take place over a number of years in a staged and de-risked manner.
Total cash and all-in
sustaining costs ($/oz)
2,000
1,587
1,500
1,032
1,000
943
638
624
855
1,003
921
736
721
500
0
2017
2018
2019
2020
2021
Total cash costs
All-in sustaining costs(1)
(1) World Gold Council Standard
Productivity
(oz/TEC)
15
13.34
12
12.86
11.39
9.70
9
7.74
6
3
0
2017
2018
2019
2020
2021
AIFR
(per million hours worked)
5
4
3.97
3.84
3.68
3.29
3.55
3
2
1
0
2017
2018
2019
2020
2021
Attributable production
(000oz)
1,000
840
800
776
710
649
600
559
400
200
0
2017
2018
2019
2020
2021

AngloGold Ashanti Limited <IR> 2021
REGIONAL PERFORMANCE
AUSTRALIA
Western
Australia
Kalgoorlie
Perth
20%
contribution to group production
$477m
invested in the Australia
operations over the past
three years
Operation
Project
Our operations in Australia
The two AngloGold Ashanti operations in Australia are Sunrise Dam and Tropicana, both of which are in the north-eastern goldfields in the state of Western Australia. Sunrise Dam is wholly owned, while we have a 70% holding in, and manage, Tropicana, with Regis
Resources Ltd, our partner, holding the balance. Regis Resources acquired the stake in Tropicana from IGO Ltd on 31 March 2021.
Sunrise Dam includes the Butcher Well project (70%).
Together, these operations produced 494,000oz in 2021 (2020:
554,000oz), contributing about 20% to group production.
At the end of 2021, the Australian operations accounted for
about 10% of the group’s total Ore Reserve and 8% of its total
Mineral Resource.
The Australian operations employed an average of 1,332 people, of whom 1,044 were contractors, in 2021.
Successes
Improved mine flexibility remained a strong focus at Sunrise Dam where the investment in exploration added 0.7Moz to its Mineral
Resource and 0.4Moz to Ore Reserve in 2021 (pre-depletion)
Sunrise Dam’s Golden Delicious open pit, where mining is carried out by indigenous mining contractor Carey Mining, achieved all planned metrics in 2021
Waste stripping continued at Tropicana’s Havana pit while
ore and waste were mined from the Boston Shaker pit as well
as Havana
The Boston Shaker underground operation successfully ramped
up and is performing in line with the feasibility study
All staff and contractors are fully vaccinated as per Western
Australia’s state-wide mandate for all fly-in, fly-out mineworkers and visitors to mine and exploration sites
Challenges
Productivity at both mines impacted by acute skilled labour
shortages across the Australian mining sector. Western
Australia’s strict COVID-related border closures prevented the interstate movement of fly-in, fly-out employees and constrained recruitment from outside the state. The labour shortage was
compounded by demand from new projects and project
expansions in the state, driven by strong commodity prices,
especially iron ore
Production at Tropicana was also hampered by a pit-wall failure in the Boston Shaker open pit during the third quarter of 2021, delaying production by about 30,000oz
Tonnes mined at Sunrise Dam’s underground mine were lower
than expected, largely due to labour shortages
A stronger Australian dollar impacted costs
Outlook for 2022
The lower stripping rates in 2021 will impact production in the next one to two years. To mitigate this, and ensure production potential in future years (particularly 2023 and 2024), a primary focus in 2022 will be the optimal sequencing of the pits and ensuring waste stripping is carried out on schedule
Work will continue to build the pipeline of skilled personnel for our sites, including the Company’s successful graduate programme and traineeships
Our Full Asset Potential review began at Sunrise Dam in February 2022. The aim of the review is to complete a detailed analysis of each asset, including mine design and key operating parameters, and to understand the reasons for the gap between current and best possible performance

AngloGold Ashanti Limited <IR> 2021

Performance summary
Production for the year was 494,000oz (2020: 554,000oz), achieved at a total cash cost of $1,196/oz (2020: $968/oz)
Higher all-in sustaining cost of $1,500/oz (2020: $1,225/oz)
Capital expenditure of $185m (2020: $143m)
Safety performance regressed, from an AIFR of 3.74 per million hours worked in 2020, to 6.59. The increase in number of incidents in
2021 is attributed to a range of COVID-related factors, including high employee turnover (see comment on labour market above) coupled with an increase in the proportion of inexperienced workers
Community investment of $1.01m (2020: $0.81m)
All operations certified in terms of the Cyanide Code, ISO 45000 (health and safety) and ISO 14001
While production declined year-on-year, the Australia assets recorded a stronger second half of the year with output improving by 23%, when compared to the first half of the year.
At Sunrise Dam the new, higher-grade and shallower Frankie orebody was accessed at year-end, and 1.09Mt of ore was mined from the new, relatively short life Golden Delicious open pit, displacing lower grade stockpile material from mill feed in the second half of the year. Recovery rates also improved in the second six months of 2021 versus the first half.
Mining at Golden Delicious is progressing well, with this material stockpiled and blended with underground ore to optimise throughput and production.
At Tropicana, open pit material movement was lower than planned in 2021, due primarily to the severe shortage of skilled operators and maintenance personnel. The mine plan was adjusted to mitigate this shortfall and reduce the impact on gold production.
Progress in the lower priority (bulk waste) work areas suffered as a consequence, resulting in less waste stripping of cutbacks being carried out.
Sunrise Dam, Australia
Attributable production
(000oz)
800
625
614
600
559
554
494
400
200
0
2017
2018
2019
2020
2021
AIFR
(per million hours worked)
10
9.14
8.53
8
7.33
6
4
2
0
2017
2018
2019
6.59
3.74
2020
2021
Productivity
(oz/TEC)
50
47.87
40
30
20
10
0
2017
49.55
2018
44.85
2019
37.50
30.93
2020
2021
Total cash cost and all-in sustaining costs
($/oz)
1,500
1,500
1,225
1,196
1,200
1,062
1,038
990
968
900
743
762
730
600
300
0
2017
2018
2019
2020
2021
Total cash costs
All-in sustaining costs(1)
(1) World Gold Council Standard

AngloGold Ashanti Limited <IR> 2021

MINERAL RESOURCE AND ORE RESERVE – SUMMARY
AngloGold Ashanti strives to actively create value by growing its major assets – the Mineral Resource and Ore Reserve.
This drive is based on active, well-defined brownfield and
greenfield exploration programmes, innovation in both
geological modelling and mine planning, and continual
optimisation of the asset portfolio. Ensuring a viable Mineral
Resource and Ore Reserve pipeline enables delivery of
sustained value-adding growth in the long term.
Responsible management of our Mineral Resource and Ore
Reserve, our exploration programme and related planning, is
vital in optimising the operating lives of our portfolio. In so doing,
AngloGold Ashanti ensures that it is able to deliver on its strategy and the related strategic objectives in particular, namely, to maintain long-term optionality and improve the quality of our portfolio. See also Exploration and planning for the future in this report.
Reporting compliance
AngloGold Ashanti’s Mineral Resource and Ore Reserve are
reported as at 31 December 2021, in accordance with the
minimum standards described by the South African Code for the
Reporting of Exploration Results, Mineral Resources and Mineral
Reserves (The SAMREC Code, 2016 edition) and Section 12.13 of the JSE Listings Requirements (as updated from time to time).
We achieve this by ensuring the principles of integrity,
transparency and materiality are central to the compilation of the
<R&R> and by using reporting criteria and definitions as detailed in the SAMREC Code. In complying with the SAMREC Code
the changes to AngloGold Ashanti’s Mineral Resource and Ore
Reserve have been reviewed and it was concluded that none of the changes are material to the overall valuation of the Company.
Gold price
AngloGold Ashanti has therefore once again resolved not to
provide the detailed reporting as defined in Table 1 of the SAMREC
Code, apart from the maiden Mineral Resource declaration for
Silicon. The Company will continue, however, to provide the
high level of detail it has in previous years to comply with the transparency requirements of the SAMREC Code.
Price assumptions
The SAMREC Code requires the use of reasonable economic
assumptions. These include long-range commodity price and
exchange rate forecasts. These are reviewed annually and are prepared in-house using a range of techniques including historic price averages. AngloGold Ashanti selects a conservative Ore
Reserve price relative to its peers. This is done to fit into the strategy to include a margin in the mine planning process. The resultant plan is then valued at a higher business planning price.
In the case of Sunrise Dam, the 2021 Ore Reserve estimate
reflects that the mine is two years into a three-year “growth through exploration” phase that aims to unlock the value of the asset, with Ore Reserve growth the initial step in a move towards realising the full asset potential. The Ore Reserve has been estimated using a mine-constrained break-even cut-off determined at a $1,200/oz gold price under budget cost conditions across the six-year Ore Reserve life.
This has meant that significant marginal material was included in the plan in order to keep the plant operating at full capacity.
The Ore Reserve has been evaluated economically and shown to be cash flow positive at a $1,500/oz gold price. It is AngloGold
Ashanti’s opinion that there is sufficient margin between this price and the current spot price of gold for this to define an Ore Reserve.
The following local prices of gold were used as a basis for estimation in the December 2021 declaration, unless otherwise stated:
Local prices of gold
Gold price
Australia
Brazil
Argentina
Colombia
$/oz
AUD/oz
BRL/oz
ARS/oz
COP/oz
2021 Ore Reserve 1,200 1,633 6,182 134,452 3,849,000
2020 Ore Reserve 1,200 1,604 5,510 119,631 4,096,877
2021 Mineral Resource 1,500 2,072 7,940 173,065 5,336,250
2020 Mineral Resource 1,500 2,170 7,682 142,507 5,094,827
Copper price
The following copper price was used as a basis for estimation in the December 2021 declaration:
Copper price
$/lb
COP/lb
2021 Ore Reserve 2.90 9,302
2020 Ore Reserve 2.65 9,047
2021 Mineral Resource 3.50 12,451
2020 Mineral Resource 3.30 11,209
Responsible management of our Mineral Resource and Ore Reserve, our exploration programme and related planning, is vital in optimising the operating lives of our portfolio.

AngloGold Ashanti Limited <IR> 2021

Mineral Resource
Gold
The AngloGold Ashanti Mineral Resource reduced from 124.5Moz in December 2020 to 123.2Moz in December 2021. This annual net decrease of 1.3Moz includes depletion of 2.9Moz, the relinquishment of the lease for Obuasi’s Anyankyirem open pit of 0.4Moz, changes in economic assumptions of 2.3Moz and other factors of 1.4Moz (including the write-off of 0.6Moz for AGA Mineração Nova Lima Sul).
This decrease is partially offset by additions due to exploration and modelling changes of 5.7Moz. The Mineral Resource was estimated using a gold price of $1,500/oz, unless otherwise stated (2020: $1,500/oz).
Mineral Resource – Gold
Moz
Mineral Resource as at 31 December 2020
124.5
Disposal
At Obuasi, the Anyankyirem open pit mining lease was relinquished.
(0.4)
Sub-total
124.1
Depletions
(2.9)
Sub-total
121.2
Additions
Due to:
Silicon
A maiden Mineral Resource was declared after the completion of a positive conceptual study based on the greenfield exploration success.
Geita
Increase due to ongoing grade control and successful exploration activities.
Following a review of mining cost for 2021 the resultant reduction in cost led to further increases.
Sunrise Dam
Increase due to ongoing advanced grade control and exploration activities partially offset by minor local changes in gold price and an overall increase in costs.
Kibali
Changes were largely as a result of exploration, with gains seen from the open pits, specifically from Oere, Pamao, KCD and Gorumbwa as well as from the initial Inferred Mineral Resource definition of the 11000 lode in the underground.
3.4
0.9
0.7
0.6
Other Additions less than 0.5Moz 0.3
Sub-total
127.1
Reductions
Due to:
Obuasi
Changes primarily due to model changes in the historic mining areas in the north of the mine which accounted for an overall reduction.
Iduapriem
New grade control drilling at Block 3W resulted in a decrease in model grade and re-interpretation of the intrusives in the deeper portions of Blocks 7 and 8 resulted in further losses. These were partially offset by lower costs resulting from a new long-term contract resulting in additions.
(2.2)
(0.6)
Other Reductions less than 0.5Moz (1.1)
Mineral Resource as at 31 December 2021
123.2
Copper
The AngloGold Ashanti Mineral Resource reduced from 4.39Mt (9,677Mlb) in December 2020 to 4.26Mt (9,384Mlb) in December 2021 due to
methodology changes of 0.13Mt (293Mlb). The Mineral Resource was estimated at a copper price of $3.50/lb (2020: $3.30/lb).
Mineral Resource – Copper
Mt
Mlb
Mineral Resource as at 31 December 2020
4.39
9,677
Reductions
Due to:
Quebradona
Decreases resulted from the remodelling of the orebody including three new drill holes.
(0.13) (293)
Mineral Resource as at 31 December 2021
4.26
9,384

AngloGold Ashanti Limited <IR> 2021
MINERAL RESOURCE AND ORE RESERVE – SUMMARY continued

Moz
Ore Reserve
Gold
The AngloGold Ashanti Ore Reserve increased from 29.7Moz in December 2020 to 29.8Moz in December 2021. This annual net increase of 0.1Moz includes additions due to exploration and modelling changes of 4.1Moz. This increase was partially offset by depletion of
2.6Moz and reductions due to other factors of 1.4Moz. The Ore Reserve was estimated using a gold price of $1,200/oz, unless otherwise stated (2020: $1,200/oz).
Ore Reserve – Gold
Ore Reserve as at 31 December 2020
29.7
Depletions
(2.6)
Sub-total
27.1
Additions
Due to:
Iduapriem
The net increase is primarily due to the decrease in costs resulting from signing a new mining contract and operational changes.
Geita
The significant increase is mainly due to ongoing drilling exploration success resulting in larger pit designs. The open pit shell and underground slope design changes contributed to an increase of 27% and 3% to the Ore Reserve respectively.
Kibali
The increase in Ore Reserve was primarily as a result of the conversion of the
3000 and 9000 lode extensions in the KCD underground, and the addition of the Oere pit and growth in the Pamao pit due to exploration successes. The price used for pit optimisation at Pakaka and Gorumbwa also changed from
$1,000/oz to $1,200/oz which contributed to the increase seen.
Sunrise Dam
The increase in the reported Ore Reserve is due to exploration success and a revised methodology for underground stope optimisation offset by more conservative extraction ratios and increased unit costs.
0.9
0.8
0.5
0.4
Other Additions less than 0.3Moz 0.5
Sub-total
30.2
Reductions
Due to:
Obuasi
Operational changes primarily associated with design reviews in historically mined areas to eliminate low confidence stopes resulted in a net decrease which was partially offset by methodology changes.
(0.4)
Other
Reductions less than 0.3Moz (0.0)
Ore Reserve as at 31 December 2021
29.8
Copper
The AngloGold Ashanti Ore Reserve increased from 1.41Mt (3,105Mlb) in December 2020 to 1.47Mt (3,250Mlb) in December 2021.
This gross annual increase of 0.07Mt (145Mlb) is due to methodology changes. The Ore Reserve was estimated at a copper price of
$2.90/lb (2020: $2.65/lb).
Ore Reserve – Copper
Mt
Mlb
Ore Reserve as at 31 December 2020
1.41
3,105
Additions
Due to:
Quebradona
Result of an update in the Mineral Resource model due to three new drill holes, in addition to an upgrade in Mineral Resource classification based on conditional simulation.
0.07 145
Ore Reserve as at 31 December 2021
1.47
3,250
Note:
The Mineral Resource, as reported, is inclusive of the Ore Reserve component, unless otherwise stated. Mineral Resource and Ore Reserve estimates are reported as at 31 December 2021 and are net of 2021 production depletion. Although the term Mineral Reserve is used throughout the SAMREC Code, it is recognised by the SAMREC Code that the term Ore Reserve is synonymous with Mineral Reserve. AngloGold
Ashanti elects to use Ore Reserve in its reporting. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage content for gold to two decimals and tonnage content for copper with no decimals.

AngloGold Ashanti Limited <IR> 2021

By-products
Several by-products will be recovered as a result of processing of the gold Ore Reserve and copper Ore Reserve. These include
0.43Mt of sulphur from Brazil, 20.5Moz of silver from Argentina and 28.1Moz of silver from Colombia. Molybdenum, at present, is not planned for recovery at Quebradona. The Quebradona process plant has been designed to treat underground ore and to produce copper concentrate with provision of space in the plant site for a molybdenum plant in the future.
Corporate governance
AngloGold Ashanti has an established Mineral Resource and
Ore Reserve Steering Committee (RRSC), which is responsible
for setting and overseeing the Company’s Mineral Resource
and Ore Reserve governance framework and for ensuring that
it meets the Company’s goals and objectives while complying
with all relevant regulatory codes. Its membership and terms of references are mandated under a policy document signed by the
Chief Executive Officer.
The Audit and Risk Committee and Investment Committee
review the Mineral Resource and Ore Reserve and make a
recommendation to the board, which provides final approval for the publication of the Mineral Resource and Ore Reserve.
AngloGold Ashanti has developed and implemented a rigorous
system of internal and external reviews aimed at providing
assurance in respect of Mineral Resource and Ore Reserve
estimates. In 2021, the following operations were subject to an external review in line with the policy that each operation or project will be reviewed by an independent third party on average once every three years:
Mineral Resource and Ore Reserve at Iduapriem
Mineral Resource and Ore Reserve at Obuasi
Mineral Resource and Ore Reserve at Kibali
Mineral Resource and Ore Reserve at Serra Grande
Mineral Resource and Ore Reserve at Sunrise Dam
Mineral Resource and Ore Reserve at Tropicana
The external reviews of the Mineral Resource and Ore Reserve were conducted by SRK Consulting for the mines operated by
AngloGold Ashanti. Certificates of sign-off have been received for all AngloGold Ashanti managed operations and projects to state that the Mineral Resource and Ore Reserve estimates are reported in accordance with the SAMREC Code. In the case of Kibali, an independent technical review of the annual Mineral Resource
and Ore Reserve estimates was undertaken by RSC Mining and
Mineral Exploration on behalf of the managing partner Barrick. No significant flaws were identified.
In addition, numerous internal Mineral Resource and Ore Reserve process reviews were completed by suitably qualified Competent
Persons from within AngloGold Ashanti and no significant
deficiencies were identified. The Mineral Resource and Ore Reserve governance framework is underpinned by appropriate Mineral
Resource Management processes and protocols that ensure
adequate corporate governance. These procedures have been
developed to comply with the guiding principles of the US Sarbanes-
Oxley Act of 2002 (SOX).
AngloGold Ashanti makes use of a web-based group reporting
database called the Resource and Reserve Reporting System
(RCubed) for the compilation and authorisation of Mineral
Resource and Ore Reserve reporting. It is a fully integrated system for the reporting and reconciliation of Mineral Resource and Ore
Reserve that supports various regulatory reporting requirements, including the U.S. Securities and Exchange Commission (SEC) –
under Subpart 1300 of Regulation S-K (Regulation S-K 1300) – and
the JSE under the SAMREC Code. AngloGold Ashanti uses RCubed to ensure a documented chain of responsibility exists from the
Competent Persons at the operations to the Company’s RRSC.
AngloGold Ashanti has also developed an enterprise-wide risk management tool that provides consistent and reliable data that allows for visibility of risks and actions across the group. This tool is used to facilitate, control and monitor material risks to the Mineral Resource and Ore Reserve, thus ensuring that the appropriate risk management and mitigation plans are in place.
Where technical experts involved in the estimation of Mineral
Resource or Ore Reserve feel that their technical advice has been ignored and may represent a risk to the Mineral Resource or Ore Reserve to be published, they are obliged to inform the
Mineral Resource and Ore Reserve Steering Committee in writing.
AngloGold Ashanti’s Whistle Blowing Policy and links can be found at https://www.anglogoldashanti.com/sustainability/governance/
ethics/ and can also be used if the person deems they will be compromised in the process.
Competent persons
The information in this report relating to Exploration Results,
Mineral Resource and Ore Reserve is based on information
compiled by or under the supervision of the Competent Persons as defined in the SAMREC Code. All Competent Persons are
employed by AngloGold Ashanti, except for Kibali (which uses a Competent Person employed by Barrick) and have sufficient
experience relevant to the style of mineralisation and type of deposit under consideration and relevant to the activity which they are undertaking. The legal tenure of each operation and project has been verified to the satisfaction of the accountable
Competent Person and all the Ore Reserve has been confirmed
to be covered by the required mining permits or there exists a realistic expectation that these permits will be issued. This is detailed in the <R&R> . The Competent Persons consent to
the inclusion of Exploration Results, Mineral Resource and Ore
Reserve information in the <R&R> report, in the form and context in which it appears.
Accordingly, the chairperson of the Mineral Resource and Ore
Reserve Steering Committee, Mr. VA Chamberlain, MSc (Mining
Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes
responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities. Mr. VA Chamberlain has 34 years’ experience in exploration and mining and is employed full-
time by AngloGold Ashanti and can be contacted at the following address: 112 Oxford Road, Houghton Estate, Johannesburg, 2198,
South Africa.
A detailed breakdown of our Mineral Resource and Ore Reserve and backup detail is available on the AngloGold Ashanti website
www.anglogoldashanti.com. The full comprehensive <R&R> may
be accessed at www.aga-reports.com.

AngloGold Ashanti Limited <IR> 2021
MINERAL RESOURCE AND ORE RESERVE – SUMMARY continued
Mineral Resource by region, inclusive of Ore Reserve (attributable)
Gold
Tonnes
Grade
Contained gold
as at 31 December 2021
Category
million
g/t
Tonnes
Moz
Africa Measured 56.44 3.38 191.03 6.14
Indicated 361.14 2.52 909.64 29.25
Inferred 179.17 3.43 613.98 19.74
Total 596.75 2.87 1,714.66 55.13
Americas Measured 114.47 1.33 151.88 4.88
Indicated 1,203.75 0.90 1,085.22 34.89
Inferred 767.87 0.75 576.86 18.55
Total 2,086.08 0.87 1,813.96 58.32
Australia Measured 56.08 1.35 75.74 2.44
Indicated 58.45 1.73 101.24 3.26
Inferred 50.07 2.53 126.83 4.08
Total
164.59 1.85 303.82 9.77
AngloGold Ashanti
Measured 226.98 1.84 418.66 13.46
Indicated 1,623.33 1.29 2,096.11 67.39
Inferred 997.11 1.32 1,317.67 42.36
Total
2,847.42 1.35 3,832.44 123.22
Copper
Americas Measured 86.74 0.95 0.82 1,814
Indicated 227.33 0.87 1.97 4,338
Inferred 305.94 0.48 1.47 3,231
Total
620.02 0.69 4.26
9,384
AngloGold Ashanti
Measured 86.74 0.95 0.82 1,814
Indicated 227.33 0.87 1.97 4,338
Inferred 305.94 0.48 1.47 3,231
Total
620.02 0.69 4.26
9,384
Ore Reserve by region (attributable)
Gold
Tonnes
Grade
Contained gold
as at 31 December 2021
Category
million
g/t
Tonnes
Moz
Africa Proved 41.33 2.58 106.54 3.43
Probable 183.69 2.72 499.29 16.05
Total 225.02 2.69 605.84 19.48
Americas Proved 11.11 2.70 29.99 0.96
Probable 203.74 0.98 199.60 6.42
Total 214.86 1.07 229.60 7.38
Australia Proved 26.41 1.46 38.43 1.24
Probable 25.31 2.13 54.04 1.74
Total
51.73 1.79 92.47 2.97
AngloGold Ashanti
Proved 78.86 2.22 174.97 5.63
Probable 412.74 1.82 752.93 24.21
Total
491.60 1.89 927.90 29.83
82
as at 31 December 2021
Category
Tonnes
Grade
Contained copper
million
%Cu
Tonnes million
Pounds million

AngloGold Ashanti Limited <IR> 2021
Ore Reserve by region (attributable) continued
Copper
83

Mineral Resource by region, exclusive of Ore Reserve (attributable)
Gold
Tonnes
Grade
Contained gold
as at 31 December 2021
Category
million
g/t
Tonnes
Moz
Africa Measured 13.16 3.98 52.32 1.68
Indicated 179.46 2.36 422.86 13.60
Inferred 179.17 3.43 613.98 19.74
Total 371.79 2.93 1,089.15 35.02
Americas Measured 64.29 1.50 96.24 3.09
Indicated 1,035.46 0.87 897.36 28.85
Inferred 767.37 0.75 576.25 18.53
Total 1,867.11 0.84 1,569.85 50.47
Australia Measured 29.92 1.25 37.49 1.21
Indicated 33.13 1.42 47.21 1.52
Inferred 50.07 2.53 126.83 4.08
Total 113.12 1.87 211.52 6.80
AngloGold Ashanti
Measured 107.37 1.73 186.05 5.98
Indicated 1,248.04 1.10 1,367.43 43.96
Inferred 996.61 1.32 1,317.06 42.34
Total 2,352.02 1.22 2,870.53 92.29
Copper
Americas Measured 45.15 0.69 0.31 684
Indicated 148.91 0.68 1.01 2,218
Inferred 305.94 0.48 1.47 3,231
Total 500.01 0.56 2.78 6,134
AngloGold Ashanti
Measured 45.15 0.69 0.31 684
Indicated 148.91 0.68 1.01 2,218
Inferred 305.94 0.48 1.47 3,231
Total
500.01 0.56 2.78
6,134

as at 31 December 2021 Category
Tonnes
Grade
Contained copper
million
%Cu
Tonnes million
Pounds million
Americas Proved – – – –
Probable 120.01 1.23 1.47 3,250
Total
120.01 1.23 1.47
3,250
AngloGold Ashanti
Proved
Probable
–
120.01
–
1.23
–
1.47
–
3,250
Total 120.01 1.23 1.47 3,250
as at 31 December 2021
Category
Tonnes
Grade
Contained copper
million
%Cu
Tonnes million
Pounds million

AngloGold Ashanti Limited <IR> 2021

EXPLORATION AND PLANNING FOR THE FUTURE
We identify the best group of drill targets, prioritising those that have the highest potential for success.
We have developed a system – Exploring for value (E4V) – that goes beyond SAMREC limitations to ensure that our exploration activities are focused on maximising value for the business and allow us to bring into play, at an early stage, very low confidence material. This means we can ensure our exploration pipeline can deliver into our life-of-mine (LOM) plans at the right time.
The system allows for an understanding of the geology from
the earliest stage of development. In addition to integrating our
E4V process with our LOM planning, we have also integrated
our E4V process with our accounting standards. Through this
integration, as an area is explored and drilled, a series of reviews and appropriate economic studies are used to support the next level of exploration.
Targeted investments during the year led to two positive advances, with Pure Gold Mining, in which we have a 16% stake, continuing to ramp up at the Madsen mine redevelopment in Red Lake,
Ontario. Further, AngloGold Ashanti made an offer to purchase
Corvus Gold Inc. and the acquisition was completed in January
2022. The Company also actively monitors for new early-stage opportunities that would be a potential fit for our portfolio.
Some highlights of our greenfield and brownfield exploration work follow.
Greenfield exploration
Our greenfield exploration programmes are designed to discover a new Mineral Resource that will ultimately lead to the development of new gold mines. In 2021, $38m was spent on greenfield
exploration. Exploration tenements cover over 4,400km2 of highly prospective ground in four countries – Australia, Brazil, Argentina and the United States. In total, 114km of diamond, reverse
circulation (RC) and aircore drilling was completed in greenfield exploration programmes in 2021.
In the United States, a total of 25,538m of RC and 14,581m of diamond drilling was completed during the year at the Silicon project near Beatty, Nevada. Work focused on expanding the
project along strike and at depth. Infill drilling was completed as part of a successful conceptual study that defined a first Inferred
Mineral Resource of 3.37moz of gold at 0.87g/t and 14.17moz
silver at 3.66 g/t contained in 120.44Mt constrained within a pit optimisation completed at a $1500/oz gold price. Development drilling to expand gold mineralisation and tighten average drill spacing to increase the Mineral Resource classification will continue as part of project studies in 2022.
At the Merlin target, in the Silicon project tenement area, 5,198m of RC and 7,104m of diamond drilling were completed. The drilling tested a target area with favourable volcanic stratigraphy and widely spaced gold-bearing drill intercepts that will be followed with additional drilling in 2022.
Our exploration programmes enable us to ultimately expand our Ore Reserve and are based on consistent standards and processes across the AngloGold Ashanti portfolio which are guided by peer reviews.
Silicon, United States

AngloGold Ashanti Limited <IR> 2021

Outlook
Our planned investment (capital and expensed) in brownfield
exploration drilling ramps up to a level of approximately
$210m to $220m for Ore Reserve and Mineral Resource
additions in 2022
We expect another year of good Mineral Resource and Ore
Reserve delivery across the portfolio
We have expanded our project exploration budget in 2022 to
allow for expanded drilling in Nevada
We continued to take advantage of field restrictions that
were in place during most of 2021 to generate a group of
new terranes and districts through data reviews and desktop
assessments for field validation in 2022
In Argentina, field programmes started in the fourth quarter of
2021 with systematic talus fines (890 samples) and ridge and spur sampling (225 samples) undertaken at the El Cori project.
Brownfield exploration
During 2021, brownfield exploration activities were undertaken across the globe. We completed 1,059km of drilling with a total expenditure of $83m (capital) and $76m (expensed) for the year.
Tanzania: Capitalised (underground) and expensed (surface/
underground) drilling programmes completed a total of 167,392m during the year at a cost of $37m.
Mineral Resource development drilling was carried out at Star &
Comet Cut 2 and Cut 3 and assay results confirmed the continuity of the mineralisation for both Cuts. While exploratory drilling conducted at Star and Comet Cut 3 towards Ridge 8 returned
results confirming open-ended mineralisation. Results at Cut 4 confirmed the hanging wall and footwall structures as modelled and exploratory drilling results from Cut 5 confirmed the continuity of the mineralisation.
At Nyankanga Block 1 and Block 2, the drilling results confirmed up-dip continuity of the mineralisation for both targets. The results from a short drilling programme at Block 5 suggest
possible down-dip continuity of mineralisation. Drilling results from Geita Hill confirm open-ended down-dip extensions of
the ore zones. At Lone Cone, the results confirm the down-dip continuity of mineralisation and increased the Mineral Resource model confidence.
Results from exploration drilling at Nyamulilima Cut 1 and 2 confirmed the model. The assay results from the sterilisation drilling for a proposed waste dump site returned no significant intersections, and at Xanadu, drilling is in progress with the results, so far, not showing obvious down-dip continuity.
Non-drilling exploration programmes consisted of surface
geological mapping and integration of various geological datasets to better understand the sub-surface geology in an effort to identify new exploration targets.
Guinea: Capitalised and expensed drilling programmes completed a total of 34,336m during the year at a total cost of $7m. The 2021 drilling was impacted by contractor changes and significant delay in mobilising three of the contractor’s new rigs.
Ghana: At Obuasi, drilling continued with a total of 37,583m drilled in the underground exploration programmes at a cost of $7m.
Exploration was impacted by the suspension of underground
mining activities after the tragic death of one of our colleagues in
May 2021. The resumption of the drilling was staged, with the first rig restarting in July 2021. Exploration and infill drilling activities in the year focused on 41 Level in Blocks 1 and 10, 32 Level in Blocks
8 and 10, 21N1, 26 and 26N3 Levels in Sansu and stockpiles along the ODD decline.
Democratic Republic of the Congo: Capitalised and expensed
drilling programmes, at Kibali, completed a total of 16,035m during the year at a cost of $4m.
Tete Bakangwe was delivered as an opportunity, and post Mineral
Resource conversion drilling it has been added to the mine plan for 2022.
First phase drilling results testing down plunge continuity of high grade at Kalimva support an underground project. At KCD, step out holes have confirmed continuity of 3000, 5000 and 11000
system 500m down plunge, with additional mineralisation below
11000 lode.
In Argentina, a total of 38,895m of drilling was completed at a cost of $7m. Exploration was focused on creating new Mineral
Resource which could be converted to Ore Reserve to extend the current life of mine.
In Brazil, at Cuiabá and Lamego, 151,042m were drilled at a cost of $14m.
In Colombia, at Quebradona, work was completed on drill hole relogging, tuff differentiation logging, geometallurgical modelling and geology project support. Preparation and support for the geotechnical campaign including laboratory follow up was started as were routine measurements of groundwater levels, flow
stations and rain stations.

CFO’s REPORT
AND OUTLOOK
AngloGold Ashanti experienced a challenging 2021,
including the effects of rising inflation, the ongoing
COVID-19 pandemic and its impact on production and costs,
lower realised grades across certain operations during the
ongoing reinvestment phase and the temporary suspension
of underground mining at the Obuasi gold mine following the
sill pillar incident on 18 May 2021.
Revised production, capital and cost guidance (after adjusting cost for the impact of COVID-19) was achieved and the business generated free cash flow before growth capital expenditure
of $426m. A final dividend of 14 US cents per share ($60m)
was declared, taking the gross dividend for the year to 20 US cents per share. The balance sheet remains in a solid position, with approximately $2.6bn in liquidity, including cash and cash equivalents of approximately $1.15bn, at the end of 2021.
Salient financial results for the year include:
•
Basic earnings decreased to $622m from $946m in 2020, after
once-off expenses of $87m
•
Total cash costs of $963/oz for 2021, an increase of 22% from
$790/oz in 2020
•
All-in sustaining costs (AISC) of $1,355/oz compared to
$1,037/oz in 2020, an increase of 31%, reflects the increase in total cash costs and the continued reinvestment in orebodies and Brazilian TSFs
•
Net cash inflow from operating activities decreased by 18% to
$1,268m in 2021, from $1,545m in 2020
•
Free cash flow of $104m in a transitional year with significant reinvestment, COVID-19 impacts and Obuasi underground
suspension
•
Adjusted net debt of $765m at the end of 2021; Adjusted net debt to Adjusted EBITDA ratio of 0.42 times
•
Cumulative cash dividends of $231m received from Kibali in 2021
Strategic priorities
The key financial indicators by which the Company measures
shareholder value creation are production, AISC, normalised
cash return on equity (nCROE), and absolute and relative total shareholder return (TSR) (seeRewarding delivery). Production and
AISC targets are measured on an annual basis, while the nCROE and TSR targets are measured on a three-year trailing average basis. In meeting these targets, the Company focuses on three strategic priorities: production and cost performance to optimise margins; improve balance sheet strength and preserve liquidity;
and free cash flow generation – while applying a disciplined capital allocation framework.
AngloGold Ashanti Limited <IR> 2021
The balance sheet remains
in a solid position, with
approximately $2.6bn
in liquidity
Christine Ramon
Chief Financial Officer

AngloGold Ashanti Limited <IR> 2021
Volume
By-products
Dec 21
Royalty
Other
Grade
Stockpile and Gip
Efficiency
Total
Exchange
Inflation
Dec 20
(18)
812
40
790
External factors
963
23
121
(7)
(5)
(9)
2
26
Total cash costs
Year ended Dec 2021 vs. Dec 2020 ($/oz)
1100
1000
Dec 21
Other
Sustaining
exploration
Rehabilitation
Corporate
costs
Total cash cost
Total sustaining
Finance lease
capex
payment sustaining
Dec 20
1,037
173
1,355
(4)
(1)
4
4
10
Reinvestments
and TSF
132
900
800
700
600
500
All-in sustaining costs*
Year ended Dec 2021 vs. Dec 2020 ($/oz)
1,500
1,400
1,300
1,200
1,100
1,000
900
* World Gold Council standard
Production and cost performance to optimise margins
2020
2021
Production and cost metrics
2021
Guidance
Revised guidance
Production (000oz)
2,472
2,806
2,700 – 2,900
2,450 – 2,600
Costs
All-in sustaining costs ($/oz)(1)
1,355
1,037
1,130 – 1,230
1,240 – 1,340
Total cash costs ($/oz)(1)
963
790
790 – 850
890 – 950
(1) AISC of $1,321/oz and total cash cost of $935/oz after adjusting for the estimated impacts of COVID-19
Our cost performance in 2021 reflects the reinvestment
programme that commenced at the beginning of 2020 across
our portfolio and continued during the year in review, including increased conversion of Mineral Resource to Ore Reserve, waste stripping at open pit mines and improved rates of underground development. Increased costs also reflected significant
investment in TSF compliance in Brazil, following new legislation in
Brazil (see CEO’s review and outlook).
Margins narrowed in 2021, a result of increased sustaining
capital expenditure, lower production and the consequent impact on costs.
Our overall focus remains on improving our operational
performance, underpinned by the introduction of the new
Operating Model, continued cost discipline and the Full Asset
Potential Review starting in 2022.
Margins
Year ended
2021
Year ended
2020
Total cash costs
46%
56%
All-in sustaining costs
25%
42%
Despite these headwinds, margins remain healthy and reflect the
Company’s ability to generate sustainable cash flow.
Cost performance reflecting significant re-investment phase

AngloGold Ashanti Limited <IR> 2021
CFO’s REPORT AND OUTLOOK continued

Facilities and cash available
(million)
ZAR150m
$1,154m
Cash
c.$2.6bn*
$1,437m **
RCFs
* Total calculated with ZAR150m O/N facility at R15.9921/$
** US$1.4bn multi-currency RCF includes a capped facility of A$500m ($/A$0.7260)
Total cash costs per ounce for the year was $963/oz compared with $790/oz for 2020. Total cash costs increased mainly due to lower grades ($121/oz) and stockpile drawdowns at certain operations ($23/oz). Inflationary pressures ($40/oz) were partially mitigated by weaker local currencies, lower royalties and higher silver by-product contribution.
Proactive supply chain strategies, including holding three to six months inventories of consumables and spares, delayed the
inflationary impacts and enabled business continuity during the year. We are closely monitoring the sea freight market, given ongoing capacity constraints, which has impacted lead times on deliveries, as well as freight and logistics costs. We will continue to manage our supply chain proactively to ensure resilience and continuity of supply.
AISC of $1,355/oz compared with $1,037/oz in 2020, was higher due to increased sustaining capital expenditure and higher
cash costs. AISC included an estimated $34/oz impact due to
COVID-19 (including $17/oz related to estimated additional cost impacts and $17/oz related to estimated lost production) and an estimated $55/oz impact relating to the Brazilian TSF compliance programme (see risk 6 in Managing our risks and opportunities).
Basic earnings (profit attributable to equity shareholders) for the year ended 31 December 2021 were $622m, or 148 US cents per
share, compared with $946m, or 225 US cents per share, for the year ended 31 December 2020.
Headline earnings for the year ended 31 December 2021 were
$612m, or 146 US cents per share, compared with $1.0bn, or
238 US cents per share for the year ended 31 December 2020.
Headline earnings were lower year-on-year mainly due to lower gold production, higher operating and exploration costs, as well as other expenses related to care and maintenance at Obuasi ($45m), restructuring and related costs ($18m), foreign exchange ($43m)
and costs associated with the tender offer for, and subsequent redemption of, the 5.125% per annum notes due 2022 ($24m).
These effects were partially offset by the marginally higher gold price received and lower net finance costs ($92m).
Adjusted earnings before interest, tax, depreciation and
amortisation (adjusted EBITDA) for the year ended 31 December
2021 was $1.8bn compared with $2.47bn for the year ended
31 December 2020. Adjusted EBITDA was lower year-on-year
mainly due to lower ounces of gold sold and higher operating costs, partially offset by the marginally higher gold price received.
Improve balance sheet strength and preserve liquidity
Our balance sheet strategy is underpinned by disciplined capital allocation and self-funded improvements in the balance sheet over the long term.
Although adjusted net debt increased 28% from $597m at
31 December 2020 to $765m at 31 December 2021, it is down 76%
from its peak in 2014 – all without any equity raise – and finance costs are 58% lower over the same period.
The ratio of adjusted net debt to adjusted EBITDA was 0.42 times at 31 December 2021 compared to 0.24 times at 31 December 2020.
The Company remains committed to maintaining a flexible
balance sheet with an Adjusted net debt to Adjusted EBITDA target ratio not exceeding 1.0 times through the cycle.
At 31 December 2021, the balance sheet remained robust, with strong liquidity comprising the $1.4bn multi-currency revolving credit facility (RCF) of which $1,367m was undrawn, the $150m
Geita RCF of which $40m was undrawn, the $65m Siguiri RCF of which $30m was undrawn, the South African R150m ($10m) RMB
corporate overnight facility which was undrawn, and cash and cash equivalents of approximately $1.15bn.
On 22 October 2021, a new $750m bond was issued by AngloGold
Ashanti Holdings plc, which is fully and unconditionally guaranteed by the Company, with a 7-year tenor at a record low coupon of
3.375% per annum. The proceeds from the new bond were used
to fund the repayment of the $750m, 5.125% per annum notes due in 2022 through a cash tender offer followed by the redemption of any remaining notes due. This translates into a $13m interest saving annually.
Liquidity remains strong, providing good flexibility. Our cash balance of $1.15bn excludes our $499m share of the Kibali cash balance. We funded the $365m Corvus acquisition post year-end from cash on hand.
Credit ratings remained unchanged, with investment grade
from Moody’s (Baa3) and Fitch (BBB-), with negative and stable outlooks, respectively. The Standard & Poor’s rating remained one notch below investment grade (BB+), with a positive outlook.
Long-term balance sheet improvement
achieved through disciplined capital allocation
– without equity issuance

AngloGold Ashanti Limited <IR> 2021

Adjusted net debt down 76% from peak in 2014
Finance costs down 58% since 2014
Adjusted net debt, finance costs
($m)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Self-funded redevelopment of Obuasi
Self-funded development of Tropicana, Kibali
597
765
1.0x
Target through
the cycle
1,581
1,659
1,916
2,001
2,190
3,133
Adjusted net debt to adjusted EBITDA
ratio at 0.42 times at 31 December 2021
2.5x
3,105
2013
2014
2015
2016
2017
2018
2019
2020
2021
0
2.0x
1.5x
1.0x
0.5x
0x
2013
2014
2015
2016
2017
2018
2019
2020
2021
Free cash flow generation
Net cash inflow from operating activities decreased to $1.268bn for the year ended 31 December 2021, compared to $1.545bn for the year ended 31 December 2020. This decrease was mainly due to lower gold sales and higher operating costs, partially offset by the marginally higher gold price received, lower cash taxes, higher dividends received and favourable movements in working capital.
Free cash flow of $104m for the year, compared to a free cash flow of $743m in 2020, with the reduction due to fewer gold ounces sold, higher capital expenditure and higher operating costs, partially offset by reduction in net finance costs, taxes and working capital inflows, as well as the marginally higher gold price received.
Free cash flow before growth capital – the metric on which
dividends are calculated – was $426m for the year ended
31 December 2021, compared to $1.0bn for the year ended
31 December 2020.
During 2021, Kibali Goldmines S.A. (the company which owns
the Kibali gold mine) paid a total dividend of $200m to its two shareholders, Kibali (Jersey) Limited, which is jointly owned by
Barrick and AngloGold Ashanti, and holds a 90% stake in Kibali
Goldmines S.A., and Société Minière de Kilo-Moto S.A. (SOKIMO),
a DRC government parastatal entity that holds a 10% stake
in Kibali Goldmines S.A. AngloGold Ashanti’s share of these
dividends, net of withholding taxes, amounted to $81m.
In addition, AngloGold Ashanti received a cash distribution of
$150m from Kibali (Jersey) Limited, which comprised loan
repayments. At 31 December 2021, the Company’s attributable
share of the outstanding cash balances awaiting repatriation from the Democratic Republic of the Congo (DRC) was $499m.
The cash and cash equivalents held at Kibali Goldmines S.A.
are subject to various administrative steps before they can be distributed to Kibali (Jersey) Limited and are held across four banks in the DRC. The cash is fully available for the operational requirements of Kibali Goldmines S.A. Barrick, the operator of the
Kibali joint venture, continues to engage with the DRC government regarding the 2018 Mining Code and the cash repatriation.
Free cash flow was further impacted by continued lock-ups of value added tax (VAT) receivables at Geita in Tanzania and Kibali in the
DRC, and export duties receivable at Cerro Vanguardia in Argentina:
In Tanzania, net overdue VAT receivables increased by $3m
during 2021 to $142m at 31 December 2021 from $139m at
31 December 2020. During the year new claims of $50m were
submitted and verified claims of $54m were offset against
corporate tax payments. The Company will continue offsetting verified VAT claims against corporate taxes.
Last-12-months adjusted net debt to adjusted EBITDA ratio
Figures to 2016 reflect continuing and discontinued operations
Adjusted net debt
Finance costs (RHS)
350
300
250
200
150
100
50

AngloGold Ashanti Limited <IR> 2021
CFO’s REPORT AND OUTLOOK continued

104
2021
2020
127
2019
150
128
2018
174
124
50
2017
2016
2015
202
308
116
278
743
169
321
322
426
424
371
448
260
1,003
Free cash flow generation
(Free cash flow before growth capital ($m))
1,200
800
600
400
200
0
Free cash flow generation Growth capex
In the DRC, the attributable share of the net recoverable VAT balance is $73m as at 31 December 2021, a $8m increase from
$65m as at 31 December 2020.
In Argentina, the Company recorded a $4m decrease in the
export duty receivables during 2021 to a net amount of $19m at
31 December 2021 from $23m at 31 December 2020.
Cerro Vanguardia had a cash balance equivalent to $139m at
31 December 2021. During 2021, AngloGold Ashanti received
an offshore dividend of $19m (net of withholding taxes) paid in
US dollars. Out of the $139m cash balance, monies equivalent to $131m are available to be paid to AngloGold Ashanti’s
offshore and onshore investment holding companies in the
form of declared dividends. Applications have been made to the
Argentinean Central Bank to approve the purchase of US dollars in order to distribute an offshore dividend of $114m to AngloGold
Ashanti. While the approval is pending, the cash remains fully available for Cerro Vanguardia’s operational requirements.
Free cash flow results are used in the determination of the
Company’s achievement of nCROE, a measure of how much
cash is generated by the Company for each US dollar of equity in issue. Cash generated is adjusted for once-off, abnormal items to achieve a normalised cash flow. This is then compared against a
US dollar cost of equity (USD COE), which is calculated using an external financial model and is not Company specific.
Capital allocation framework
Our capital allocation is disciplined and focused on improving value without placing undue financial or operating risk on the business. The Company will continue to rank and prioritise its investments, assessing them on their respective returns and
affordability with respect to maintaining leverage ratios at or around targeted levels. The Company weighs these competing
priorities and considers the full suite of financing opportunities available when determining whether to proceed with an
investment. Free cash flow generated by the business is applied in a balanced manner to the four pillars of our capital allocation strategy, in order of allocation:
Sustaining capital expenditure to prioritise Ore Reserve growth
Maintaining a strong and solid balance sheet to provide
optionality and flexibility through the cycle
Return of value to shareholders through the dividend policy
Self-funding any major growth capital projects
In 2021, we generated $1.4bn of cash from operations and
received $231m of dividends from Kibali, our joint venture. After tax payments and financing costs, we invested $717m* (53%
of our cash from operations) in sustaining capital, to fund Ore
Reserve development and waste stripping.
We self-funded our growth capital incurred in 2021 of $311m*.
This includes $122m at Obuasi and $58m at Geita, for the new open pit and underground developments.
*
Excluding equity-accounted joint ventures
Capital expenditure
Two years into our inward reinvestment initiative, strong progress has been made with a cumulative addition of 8.7Moz of Ore
Reserve, before depletion, at a cost of $68/oz. This was achieved primarily by exploration activities across the portfolio (see risk 2 included in Managing our risks and opportunities).
2015 – Adjusted for bond redemption premium on part settlement of $1.25bn high-yield bonds of $61m
2016 – Adjusted for bond redemption premium on settlement of remaining $1.25bn high-yield bonds of $30m
2017 – Adjusted for South African retrenchment costs paid of ~$49m
2018 – Adjusted for South African retrenchment costs paid of ~$61m
1,000

AngloGold Ashanti Limited <IR> 2021

Cash from operations
$1,353m
TOTAL INFLOWS
TOTAL OUTFLOWS
$1,681m inflows
$1,255m outflows
Sustaining capex
Including Ore Reserve
development and stripping
capex:
$717m
(1)
Other income
Dividends from joint
ventures $231m
Interest received $58m
Other dividends $22m
Net other movements $17m
Total: $328m
Finance costs and other
borrowings
Finance costs $159m
Lease liabilities $63m
Total: $222m
Net taxes paid
$316m
OUTFLOWS
INFLOWS
Our capital allocation framework enforces a disciplined and focused approach to value creation through effective management and without placing undue financial or operating risk on the business
Balance sheet strength
•
Adjusted net debt to adjusted
EBITDA
Returns to shareholders
•
Dividends
Growth and investment
•
Key project investments including;
• Obuasi, $122m
• Joint ventures
0.42x
$240m
$322m
(1)
Excludes joint ventures
Capital expenditure to sustain and develop our business
Capital expenditure ($/oz) from continuing operations
2018
170
50
2019
151
111
2020
180
95
2021
310
130
0
100
200
300
400
500
Sustaining
Non-Sustaining
AngloGold Ashanti added 2.7Moz Ore Reserve before depletion in
2021. At Geita, 0.8Moz of Ore Reserve were added, for a total of
2.2Moz added over the last two years. Iduapriem added 0.9Moz,
Kibali 0.5Moz and Sunrise Dam 0.4Moz. There were steady gains of 0.5Moz in Ore Reserve added across the rest of the portfolio.
The Company has declared a maiden Mineral Resource of 3.4Moz at Silicon in Nevada, USA. Following the acquisition of Corvus completed on 18 January 2022, it is currently anticipated that the first production from the Nevada region will be realised in approximately three years.
Capital expenditure activities such as waste stripping at Tropicana,
Iduapriem and Sunrise Dam’s Golden Delicious pit continued and remained on track. At Geita, the underground portal development at Geita Hill East progressed and mining operations started at the
Nyamulilima open pit. In Brazil, investment continued to convert existing TSFs to dry-stack facilities at all mine sites, in a market characterised by increased competition for skills and engineering resources due to the COVID-19 pandemic and the industry
requirements to meet regulatory deadlines relating to TSFs.
Total capital expenditure (including equity-accounted joint
ventures) increased by 45% year-on-year to $1.1bn, compared to
$757m in 2020. This increase was largely due to a 57% increase in sustaining capital expenditure to $778m, from $497m in 2020, which includes $137m for the Brazil TSF conversion. Total growth capital expenditure increased by 24% to $322m compared to
$260m in 2020. (see risk 3 included in Managing our risks and opportunities).
As we continue to allocate capital to this important exploration and development programme, in addition to increased capital
expenditure on TSFs in Brazil, sustaining capital is expected to remain at elevated levels of $300/oz between 2022 and 2024. In subsequent years, we expect this to return to normalised levels of about $200/oz.
(Refer to Maintain long-term optionality for an update on capital projects.)
Capital distribution in 2021

AngloGold Ashanti Limited <IR> 2021
CFO’s REPORT AND OUTLOOK continued

2020
2021
Capital expenditure metrics
2021
Guidance
Revised guidance
Capital expenditure Total ($m)
1,100
757
990 – 1,140
1,030 – 1,190
Sustaining capex ($m)
778
497
720 – 820
700 – 800
Non-sustaining capex ($m)
322
260
270 – 320
330 – 390
Shareholder returns
Free cash flow before growth capital, our dividend metric, was
$426m (2020: $1.0bn). Our dividend policy remains 20% of free cash flow, before growth capital, paid bi-annually. In line with this policy, our board approved a final dividend of 14 US cents a share
($60m), based on free cash flow generated in the second half of
2021, paid in March 2022. The declaration and payment of the final dividend resulted in a total dividend based on the financial performance of 2021 amounting to 20 US cents per share
($85m), following an interim dividend of 6 US cents per share
($25m) declared and paid in August 2021.
Despite the challenging year, the Company has demonstrated its ability to balance the competing capital needs of the business with delivery on key objectives against the backdrop of leadership change, and amidst the rapidly changing COVID-19 landscape.
The dividend pay-out allows us to maintain adequate balance
sheet flexibility in a volatile and uncertain gold price environment, and to use our cash flows and available facilities to fund our ongoing capital and operational requirements, including self-
funding sustaining and growth capital expenditure, should we wish to do so.
Silicon, United States

AngloGold Ashanti Limited <IR> 2021

Delivery against 2021 financial objectives
1. Continue to grow Ore Reserve and Mineral Resource through our ongoing reinvestment strategy
$164m (2020: $124m) was spent on exploration and study costs
Ore Reserve increased 2.7Moz pre-depletion, for a total of 8.7Moz pre-depletion added over the last two years, at a cost of $68/oz
Maiden Mineral Resource at Silicon totalling 3.4Moz
Sustaining capital spend at increased levels amounted to $310/oz for 2021
Details of this can be found in our <R&R>
2. Maintain strong cost and capital discipline
Total capital expenditure + 45% year-on-year to $1.1bn in 2021 (including joint ventures), largely due to 57% increase in sustaining capital expenditure of $778m
Total growth capital expenditure increased by 24% to $322m
Obuasi Redevelopment Project $122m
Geita $58m
Colombia $51m
Tropicana $40m
Siguiri $20m
Sunrise Dam $15m
AISC of $1,355/oz for 2021, reflects higher sustaining capital expenditure, lower production and higher total cash costs
AISC negatively impacted by COVID-19 impacts estimated at $34/oz
Corporate costs increased by $5m for the year
3. Continue our efforts to optimise margins and generate strong free cash flows
$104m in free cash flow during a transitional year with significant portfolio reinvestment, COVID-19 impacts and voluntary temporary suspension of underground mining at Obuasi
Net cash inflow from operating activities decreased by 18% to $1,268m in 2021 from $1,545m in 2020
4. Improve our cash conversion efforts, with a specific focus on unlocking cash lock-up in the DRC
At 31 December 2021 the Company had $872m in cash (compared to $784m in 2020), VAT receivables and export duties owed in the DRC, Tanzania and Argentina
DRC
Cash dividend of $231m received from Kibali in 2021
Attributable share of outstanding cash balances awaiting repatriation from Kibali was $499m at the end of the year
VAT receivable $73m at 31 December 2021
Tanzania
Offset verified VAT claims of $54m against corporate tax payments – VAT receivable $142m at 31 December 2021
Argentina
Cerro Vanguardia paid $19m in offshore dividends to AngloGold Ashanti – an application has been made to the
Argentinean Central Bank to approve the payment of the $114m offshore declared dividends
Export duties owed $19m at 31 December 2021
5. Continued efforts to manage the debt profile and maintain a healthy balance sheet
Adjusted net debt of $765m at the end of 2021; adjusted net debt to adjusted EBITDA ratio of 0.42 times
Improved balance sheet flexibility with new $750m, 7-year bond at 3.375% per annum
Strong liquidity comprising cash and cash equivalents of $1.15bn and total liquidity of $2.6bn
✓
Objective met
✓
Objective partly met or ongoing
✓
✓
✓
✓
✓

AngloGold Ashanti Limited <IR> 2021
CFO’s REPORT AND OUTLOOK continued

Looking ahead to 2022
Guidance and indicative outlook
2022
Guidance
Production (000oz)
2,550 – 2,800
Costs All-in sustaining costs ($/oz)
1,295 – 1,425
Total cash costs ($/oz)
925 – 1,015
Capital Total ($m)
1,050 – 1,150
expenditure
Sustaining capex ($m)
770 – 840
Non-sustaining capex ($m)
280 – 310
Overheads Corporate costs ($m)
75 – 85
Expensed exploration and
study costs ($m)
210 - 240
Depreciation and amortisation ($m)
690 – 740
Interest and finance costs ($m) – income
statement
115 – 125
Other operating expenses ($m)
45 - 55
Economic assumptions for 2022 are as follows:
Currency and commodity assumptions
2022
A$/$ exchange rate
0.76
$/BRL exchange rate
5.30
$/ARS exchange rate
133.00
$/R exchange rate
15.00
Oil ($/bbl)
80
In line with past trends, production for 2022 is expected to be about 55% weighted to the second half. Unit costs are expected to decline into the second half of the year, as production increases.
Based on the planned production profile, we expect that unit cash costs and AISC will exceed the top level of annual cost guidance during the first half of the year, before trending below those ranges in the second half.
This takes into consideration Obuasi’s ramp up to 4,000 tonnes per day in the second half, when it will add about 140,000 ounces to this year’s production over 2020 levels. Production is guided between 2.55 to 2.8 million ounces. We’ll be looking for marginal improvements in production at Tropicana, Sunrise Dam, Iduapriem and Siguiri, and consistent performances at the remaining assets.
Total cash costs are expected to be $925/oz to $1,015/oz.
This outlook includes inflationary pressures on the back of oil, consumables, and logistics as well as scarce skills. Inflationary pressure for the year is estimated at around 7% to 8% for the group. We have benefitted from delayed inflation impacts in
2021 due to our strategic partnerships on certain global spend categories, as well as the stocking approach we have followed at our operations.
Still, we anticipate sustained inflationary pressure through at least the first half of the year, which we will look to manage through our long-range consumable contracts, leveraging our global spend and ongoing collaboration with our strategic suppliers. The Operating
Model changes and operational improvement initiatives are
expected to further mitigate inflationary pressures.
All-in sustaining costs are expected to be between $1,295/oz and
$1,425/oz, consistent with the last year’s levels, where elevated sustaining capital underpinned our reinvestment strategy. We continue our multi-year reinvestment strategy in: exploration
($32/oz), Ore Reserve and underground infrastructure
development ($103/oz), waste stripping ($39/oz), Brazil TSF
compliance ($26/oz or $70m), and an incremental $45m of Ore
Reserve and infrastructure development to support Obuasi’s ramp
Cost and capital forecast ranges are expressed in nominal terms. In addition, production, cost and capital expenditure estimates assume neither operational or labour interruptions (including any further delays in the ramp-up of the
Obuasi Redevelopment Project), or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at our operations together with our business continuity plans aim to enable our operations to deliver in line with our production targets. We, however, remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable and therefore no incremental additional impact is included in the cost and capital forecast ranges. Actual results could differ from guidance and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on
Form 20-F for the year ended 31 December 2021 filed with the United States
Securities and Exchange Commission (SEC).
Silicon, United States

AngloGold Ashanti Limited <IR> 2021

up. Total capital expenditure is weighted to the first half of 2022 and is guided at $1.05bn to $1.15bn and includes sustaining
capital expenditure of $770m to $840m. On a per ounce sold
basis, this amounts to $275/oz to $300/oz, in line with 2021.
These costs will remain elevated in the near term, but are planned to reduce to more normalised levels of around $200/oz from 2024 onwards.
Non-sustaining or growth capital is guided at $280m to $310m and includes remaining funding for Obuasi Phase 3 (approximately
$100m), Havana stripping at Tropicana (approximately $80m),
$39m for Geita Hill Underground, study costs for the two
Colombian projects (Quebradona $12m, Gramalote $9m), and
a new TSF at Iduapriem (approximately $60m). The profiling of growth capital is heavily weighted to the first half (65%) largely due to Tropicana.
Expensed exploration and study costs are guided in line with previous levels, with an additional $42m to move our Nevada
projects forward.
We remain mindful that further waves of COVID-19, its impacts on communities and economies, and the actions that authorities may take in response, are largely unpredictable, and therefore no incremental additional impact is included in the cost and capital forecast ranges relating to the COVID-19 pandemic.
Sensitivities on key economic metrics based on budgeted
economic assumptions for 2022 are as follows:
Cash from
operating activities
AISC
before taxes for
Sensitivity*
($/oz)
2022 ($m)
10% change in the oil price 6
17
10% change in local currency 56
124
10% change in the gold price 7
433
50koz change in production 24
80
* All the sensitivities based on $1,650/oz gold price and assumptions used for guidance.
Governance
Materiality
The related material financial matters identified in our materiality assessment process were: Managing our TSFs (with an impact
on capital expenditure) and achieving business sustainability and growth. See Focusing on our material issues in the <SR>.
Kibali, DRC

AngloGold Ashanti Limited <IR> 2021
CFO’s REPORT AND OUTLOOK continued

Oversight
Governance of our financial performance and reporting is
overseen and monitored by the Audit and Risk Committee, on
behalf of the board. See Corporate governance for further detail on this.
External audit rotation
On 19 November 2021, the Company advised shareholders that
following the conclusion of a comprehensive tender process,
the Audit and Risk Committee has recommended the proposed
appointment of PricewaterhouseCoopers Inc. (PwC) as the
external auditor of AngloGold Ashanti with effect from the
financial year 2023. The change in external auditor was initiated by
AngloGold Ashanti’s decision to early adopt mandatory audit firm rotation. This appointment will be submitted to shareholders for approval at the annual general meeting of the Company scheduled for May 2022. Ernst & Young Inc. (EY) will continue as external auditor of AngloGold Ashanti in respect of the financial years 2021 and 2022.
Financial risk management
Details of our financial risk management exposures can be found in group note 33 of the <AFS>.
Priorities for 2022
Our financial priorities for 2022 are:
Achieve guidance on all metrics – continue to focus on cost
discipline, maintaining margins, and ensuring sustainable cash flow generation
Achieve Obuasi ramp up target; move to steady state operations;
progress Phase 3
Continue reinvestments across the portfolio – continue to grow
Ore Reserve, net of depletion
Embed Operating Model redesign
Initiation of the Full Asset Potential Review to complete detailed analysis of each asset, including mine design and key operating parameters, to understand the reasons for the gap between
current and best possible performance
Achieving these milestones will position the Company favourably to achieve its longer-term goals, thereby underpinning an industry competitive return to shareholders.
Acknowledgement
I wish to record my gratitude to the broader finance team across the group which includes the financial reporting, tax, treasury, information management, global supply chain and internal audit functions. Our strong balance sheet, robust financial systems and strong internal control environment enable proactive risk management and well informed business decisions. This bears
testimony to the calibre of our financial team. During the first eight months of the past financial year, I filled the interim CEO role while the Company searched for a full-time CEO. The finance function continued to run smoothly during this period under Ian Kramer, the interim CFO, to whom I am very grateful.
In February 2022, I took the difficult decision to take early retirement from my role as CFO of the Company at the end of
June 2022, in order to spend more time with my family in the near term. For the remainder of my tenure, I will continue to focus on delivering on the Company’s strategic priorities and supporting
Alberto, our CEO, with the implementation of the new Operating
Model and the Full Asset Potential Review initiative. I wish my successor, yet to be appointed, all of the best in this role.
Christine Ramon
Chief Financial Officer
29 March 2022
Tropicana, Australia

AngloGold Ashanti Limited <IR> 2021

6
The taxation expense of $312m in 2021 decreased by 50% ($313m) compared to 2020. The decrease in taxation was mainly due to lower current tax in Ghana, Australia, Argentina and Tanzania (due to lower revenue) and deferred tax assets impaired in 2020 relating to the discontinued South African operations not recurring in 2021.
FINANCIAL REVIEW
Three-year summaries
Summarised group financial results – income statement
US dollar million
Continuing operations
Revenue from product sales
Cost of sales
(Loss) gain on non-hedge derivatives and other
commodity contracts
2021
2020
2019
4,029
(2,857)
–
4,427 3,525
(2,699) (2,626)
(19) 5
Gross profit 1,172 1,709 904
Corporate administration, marketing and related
expenses
(73) (68) (82)
Exploration and evaluation costs (164) (124) (112)
Impairment, derecognition of assets and profit / loss on
disposal
11 (1) (6)
Other expenses (136) (57) (83)
Operating profit 810 1 459 621
Interest income 58 27 14
Dividends received
–
2 –
Foreign exchange and fair value adjustments (43) – (12)
Finance costs and unwinding of obligations (116) (177) (172)
Share of associates and joint ventures' profit 249 278 168
Profit before taxation
958
1,589 619
Taxation (312) (625) (250)
Profit for the year from continuing operations
646
964 369
Discontinued operations
Profit (loss) from discontinued operations
–
7 (376)
Profit (loss) for the year 646 971 (7)
Allocated as follows:
Equity shareholders
- Continuing operations 622 946 364
- Discontinued operations
–
7 (376)
Non-controlling interests
- Continuing operations 24 18 5
646 971 (7)
1
Revenue decreased by 9% from 2020
resulting from 257koz less gold sold. The
impact of lower gold sold was partially
negated by a higher price received of
$18/oz ($1,796/oz in 2021 vs. $1,778/
oz in 2020) as well as higher silver and
hydrochloric acid revenue.
2
Cost of sales increased by 6% from 2020
primarily due to a 15% increase in cash
operating costs ($279m), partly offset by
a 10% decrease in royalties paid ($19m)
and a 16% decrease in amortisation
($93m). The increase in cash operating
costs reflects the impact of inflationary
and other cost pressures, and includes
the impacts of the COVID-19 pandemic.
Increases were experienced due to higher
labour and contractor costs, fuel and
power costs, consumable stores, and
higher services and other charges, while
unfavourable ore stockpile movements
and consumable inventory write-offs
further contributed to increased costs.
3
Exploration and evaluation costs
increased by $40m (32%) mainly due to
pre-feasibility studies in North America
($20m), as well as brownfield exploration
($8m) and greenfield exploration ($4m)
undertaken across the portfolio.
4
Other expenses increased by $79m
(139%) to $136m and mainly include care
and maintenance activities at Obuasi
following the voluntary suspension of
underground mining operations in May
2021 ($45m), the premium paid on the
early bond settlement ($24m), other
indirect taxes ($18m), retrenchment costs
incurred following the rollout of the new
Operating Model ($18m), government
fiscal claims ($7m), cost of old tailings
operations ($9m) and legal fees and
project costs ($10m).
5
Finance costs and unwinding of obligations decreased by $61m (34%) mainly as a result of decreases in the discount on long term receivables at Geita ($34m)
and interest on bank loans ($19m). In addition, amortisation fees on borrowing facilities in prior years of $17m did not recur.
5
6
1
2
4
3

AngloGold Ashanti Limited <IR> 2021

FINANCIAL REVIEW continued
Summarised group financial results – statement of financial position
US dollar million
2021
2020
2019
Assets
Tangible, right of use and intangible assets
3,757
3,157
2,873
Investments
1,764
1,839
1,667
Inventories
730
802
725
Cash and cash equivalents
1,154
1,330
456
Assets held for sale
-
-
601
Other assets
562
544
541
Total assets
7,967
7,672
6,863
Equity and liabilities
Total equity
4,061
3,740
2,676
Borrowings and lease liabilities
2,094
2,084
2,204
Provisions
806
814
797
Deferred taxation
313
246
241
Liabilities held for sale
-
-
272
Other liabilities
693
788
673
Total equity and liabilities
7,967
7,672
6,863
1
Tangible, right of use and intangible
assets increased by $600m from
2020 mainly due to project capital
expenditure of $311m and sustaining
capital expenditure of $717m incurred
in 2021. Additions to leased assets
was $102m in 2021 (mainly sustaining
capital). In addition, $14m of finance cost
was capitalised as part of the Obuasi
redevelopment project. The increase
was partly offset due to a decrease in
foreign currency translations of $48m.
Amortisation charges amounted to
$483m in 2021.
2
Investments which include investments
in associates, joint ventures and other
investments, decreased by $75m from
$1,839m in 2020 to $1,764m in 2021
largely due to a decrease in the fair value
adjustment to PureGold Mining ($91m),
partly offset by an increase in the fair
value adjustment to Corvus ($21m).
4
Borrowings and lease liabilities increased by $10m and together with the cash balance, IFRS16 and other adjustments resulted in adjusted net debt of $765m at
31 December 2021, up from $597m at 31 December 2020.
During 2021, the Company concluded a 7-year $750m bond offering, priced at a record low coupon of 3.375% per annum, with the net proceeds directed at early redemption of the $750m, 5.125% per annum notes due 2022.
The balance sheet remains robust, with strong liquidity comprising the $1.4bn multi-currency Revolving Credit Facility (RCF) of which $1.367bn was undrawn, the
$150m Geita RCF of which $40m is undrawn, the $65m Siguiri RCF of which $30m was undrawn, the South African R150m ($10m) RMB corporate overnight facility which is undrawn, and cash and cash equivalents of approximately $1.15bn at
31 December 2021.
1
2
4
3
Cash and cash equivalents decreased by
$176m from 2020. Cash outflows relate
mainly to net taxation paid ($316m),
capital expenditure ($1,027m), dividends
paid ($240m), finance costs ($120m)
and net repayment of borrowings and
lease liabilities ($61m). Cash inflows
relate to cash generated from operations
($1,353m), dividends from joint ventures
($231m) and interest received ($58m).
3

AngloGold Ashanti Limited <IR> 2021

Summarised group financial results – statement of cash flows
1
Movements in working capital:
Inventory decreased as a result of ore
stockpile depletions across the operations
as well as a reduction in consumable
inventory and goods-in-transit following
a build-up to compensate for COVID-19
restrictions in 2020.
The increase in trade, other receivables
and other assets is mainly due to the
delay in recovery of reimbursable indirect
taxes and duties in Tanzania, Ghana and
Argentina.
Trade, other payables and provisions
increased mainly due to an increase in
capital accruals at Guinea resulting from
the mobilisation of contractors to access
ore in Block 2 of the lease property.
3
Free cash flow reconciliation(1):
(1)
Includes continuing and discontinued operations for the comparative periods
2
Capital expenditure increased by $326m
during 2021 due to the continuing focus
on the reinvestment programme.
This included growth capital expenditure
of $311m relating to Obuasi, Siguiri,
Geita, Tropicana, Sunrise Dam,
Quebradona and Gramalote in 2021,
compared to $260m invested in growth
projects in 2020 (mainly Obuasi,
Tropicana and Quebradona). Sustaining
capital expenditure was 61% higher in
2021 at $717m, compared with $445m in
2020, including $137m for the Brazil TSF
conversion to meet the requirements of
new legislation in Brazil.
1
3
2
US dollar million
2021
2020
2019
Decrease (increase)
in inventories
58
(83) (67)
Increase in trade,
other receivables
and other assets
(49) (163) (138)
Increase in trade,
other payables and
provisions
44 8 40
53 (238) (165)
US dollar million
Cash flows from operating activities
Cash generated from operations
Dividends received from joint ventures
Net taxation paid
Net cash inflow from operating activities from continuing
operations
Net cash inflow from discontinued operations
2021
2020
2019
1,353
231
(316)
1,828
148
(431)
1,102
77
(221)
1,268
–
1,545
109
958
89
Net cash inflow from operating activities 1,268 1,654 1,047
Cash flows from investing activities
Capital expenditure (1,027) (701) (703)
Net proceeds (payments) from acquisition and disposal of
subsidiaries, associates and joint ventures
2 28 (5)
Net proceeds from disposal and acquisition of
investments, associate loans, and acquisition and disposal
of tangible assets
5 215 17
Interest received 58 27 14
Increase (decrease) in cash restricted for use 14 (9) –
Other 8 (8) (6)
Net cash outflow from financing activities
(940)
–
–
from continuing operations
Net cash outflows from discontinued operations
Cash in subsidiaries sold and transferred to held for sale
(448)
(31)
3
(683)
(54)
(6)
Net cash outflows from investing activities (940) (476) (743)
Cash flows from financing activities
Net (repayments) proceeds from borrowings
and lease liabilities
(61) (131) 3
Finance costs and lease finance costs paid (120) (118) (137)
Dividends paid (240) (47) (43)
Other
(35)
(33) –
Net cash outflow from financing activities (456)
(329) (177)
Net (decrease) increase in cash and cash equivalents (128) 849 127
Translation (48) 25 –
Cash and cash equivalents at beginning of year 1,330 456 329
Cash and cash equivalents at end of year
1,154
1,330 456
US dollar million
2021
2020
2019
Net cash inflow from operating activities 1,268 1,654 1,047
Net cash outflow from investing activities (940)
(476) (743)
Finance costs (110) (138) (143)
Other borrowing costs (35) (33) –
Repayment of lease liabilities (63) (47) (42)
Movement in restricted cash (14) 9 –
Acquisitions, disposals and other – 3 2
Proceeds from sale of assets (2) (226) –
Cash in subsidiaries disposed and transferred to
held for sale
– (3) 6
Free cash flow 104 743 127

AngloGold Ashanti Limited <IR> 2021

Economic value distributed 2021
11%
1%
15%
%
54%
19%
Suppliers and services Government Employees
Providers of capital Communities
(2020: $3.47bn)
$3.39bn
Total value distributed
22%
(2020:32%)
Value retained
78
(2020: 68%)
Value distributed
ECONOMIC VALUE-ADDED STATEMENT
Economic value generated (1)
US dollar million
%
2021
%
2020
Gold sales and by-product income (2)
92
4,029
94
4,836
Interest received
1
58
1
30
Royalties received
–
2
–
–
Profit from sale of assets
1
22
–
2
Income from investments
6
249
5
261
Other income
–
–
–
5
Total economic value generated
100
4,360
100
5,134
(1)
This economic value-added statement includes the South African operations until the date of sale
(2)
Gold sales decreased by 10% due to lower gold production in 2021 compared to 2020.
How we create and share value
Sunrise Dam, Australia

AngloGold Ashanti Limited <IR> 2021

Economic value distributed (1) (7)
US dollar million
2021
2020
Contributing to the SDGs
Providers of capital
Finance costs and unwinding of obligations
Dividends
364
140
224
221
183
38
Employees (2)
515
508
Government
656
1,055
Current tax (3)
248
562
Royalties (4)
149
175
Employee taxes (4)
167
209
Production, property and other taxes (4)
92
109
Community (5)
15
22
Suppliers and services (6)
1,836
1,664
Total economic value distributed
3,386
3,470
(1)
Economic distribution providing human, financial, social, natural and manufactured capital, guided by business objectives and key issues identified through the operating process to ensure sustainable long-term value retention for stakeholders, underpinned by our key behavioural programme operational excellence, implemented at every step of the business from exploration through the entire chain to divestment/disposal
(2)
Payments to employees include salaries, wages and other benefits
(3)
Current taxation includes normal taxation and withholding taxation on dividends paid per jurisdiction in which the Group operates
(4)
Employee, production, property and other taxes and royalties are reported on a cash basis and exclude equity-accounted joint ventures
(5)
Community and social investments exclude expenditure by equity-accounted joint ventures
(6)
Suppliers and services excludes capital expenditure
(7)
This economic value-added statement includes the South African operations until the date of sale
Current taxation by region
(US dollar million)
2021
2020 (1)
Africa
147
300
Americas
108
186
Australia
(3)
71
Other
(4)
5
Total
248
562
(1)
Includes the South African operations until the date of sale

AngloGold Ashanti Limited <IR> 2021

INVESTORS AND SHAREHOLDERS
Access to financial capital enables us to sustain and grow our business. Shareholders are the principal providers of capital. In delivering long-term value, we earn their support and ensure sustained access to capital.
VALUE BY STAKEHOLDER
We create, preserve and grow
value by:
Value created, preserved and grown – 2021
Contributing to the SDGs:
Delivering on our strategic
objectives, plans and growth
projects, which helps improve
our returns, and also our
share price and market
capitalisation
Maintaining prudent financial
management and tight
cost control contributes to
sustained profitability
Maintaining disciplined and
efficient capital allocation to
ensure the desired returns on
equity, capital and assets
Returning surplus funds to
shareholders in the form
of dividends and, in certain
circumstances, share
buybacks
Ensuring best possible credit
rating profile in order to
ensure the lowest possible
cost of debt
Enhancing our ESG
performance
For investors and shareholders:
For AngloGold Ashanti:
Dividend of 20 US cents per
Improved tenor of debt profile
share for the year declared –
total dividend of $85m
by issuing a new seven-year
$750m bond, at a coupon
Share price declined by 7.3%,
of 3.375% p.a. and using
relative to the benchmark
the proceeds to redeem a
Market Vectors Gold Miners
5.125% p.a. bond of the same
Exchange Traded Fund, which
principal, due in 2022
fell by 11%
Maintained investment grade
The relative and absolute
ratings with Moody’s Investor
TSRs are based on a three-
Services and Fitch; S&P
year trailing average using the
continues to rate AngloGold
average share price achieved
Ashanti at BB+, which is one
in 2018 as the base ($9.38 a
notch below investment grade
share) and comparing it to the
Included in ESG indices
average share price achieved
– S&P Global Corporate
in 2021. The share price
Sustainability Assessment,
has increased by 124.25%
Responsible Mining Index,
over this period, including
FTSE4Good and Bloomberg
dividends paid of $0.72/share
Gender-Equality Index
from January 2019 until the
Achieved an improved rating
end of December 2021
in the MSCI ESG index, to BB,
Absolute TSR growth from B previously
substantially exceeded the
stretch target set, while the
relative TSR performance is
compared to a comparator
peer group. The median TSR
of the comparator peer group
was 70.50% at 31 December
2021
Iduapriem, Ghana

AngloGold Ashanti Limited <IR> 2021

We create, preserve and grow
value by:
Value created, preserved and grown – 2021
Contributing to the SDGs:
Providing employment and
job opportunities
Paying fair, market-related
salaries and benefits,
including healthcare
Providing skills development
and training
Having in place incentive
schemes to reward
performance excellence
Promoting diversity and
inclusion
Facilitating access to
medical aid and healthcare
programmes (malaria and
mental health, among others)
Implementing a new
Operating Model which
contributed to a loss of
employment
For employees:
On average, 30,561 people
employed (including
contractors), with $515m
(1) paid in paid in employee
benefits, excluding skills
development, to give an
average annual payment per
employee of $16,622 (2020:
36,952, $508m and $13,450
respectively)
$7.11m spent on skills
development (2020: $10.76m)
Promoted and facilitated
COVID-19 vaccination
campaigns where practical
12.3%(2) of workforce is
female (2020: 12.6%)
(1)
Payments to employees include
salaries, wages and other benefits
(2)
Employees on payroll
For AngloGold Ashanti:
Stable, motivated and
empowered workforce,
working together to deliver on
the strategic goals
Attraction and retention of
those skills necessary to the
safe, efficient delivery on
our strategy and enhanced
productivity
Introduction of a new
Operating Model and related
organisational restructuring
led to a reduction of 215
functional support roles.
The impact of this reduction
was mitigated by the use of
voluntary severance packages
to affected employees
SUPPLIERS
Suppliers provide inputs – raw materials, products and services – essential to the conduct of our business and its activities. We aim to ensure suppliers are aligned with business ethics and values, internal policies and standards, and codes of behaviour. A significant constructive engagement with suppliers facilitates cost management and control.
We create, preserve and grow
Value created, preserved and grown – 2021
Contributing to the SDGs:
value by:
Delivering on our strategic
objectives and growth
projects, we provide a reliable,
steady market for suppliers
Contributing to and
stimulating local economic
activity through our
procurement expenditure,
especially that portion spent
locally
Ensuring our procurement
practices are aligned to best
practice and do not enable the
exploitation of people along
the value chain
For suppliers:
For AngloGold Ashanti:
$2.61bn spent on the total
A well-established, reliable,
procurement of goods and cost-efficient supplier data
services (2020: $2.58bn) base aided delivery on our
Local preferential
strategy and in particular our
procurement, including, in-
aim to optimise overhead,
country capital expenditure,
costs and capital expenditure
of $2.4bn* or 93% of total
Strong relationships with
procurement (2020: $2.1bn suppliers help ensure
and 82% respectively)
business continuity during
disruptions to global supply
chains, such as those
currently being experienced
* This amount includes capital
Published inaugural Modern
expenditure in-country
Slavery Statement
EMPLOYEES
Our employees, their skills, knowledge and experience, are critical to the conduct of our business activities. A skilled, engaged, safe and healthy workforce is essential to delivering on our strategy and the creation of value.

AngloGold Ashanti Limited <IR> 2021
VALUE BY STAKEHOLDER continued

We create, preserve and grow
value by:
Value created, preserved and grown – 2021
Contributing to the SDGs:
Partnering with governments
in our operations, yielding
benefits from earnings
generated
Contributing to the national
fiscus with the payment of
corporate taxes and royalties
due to government as well as
payment of personal income
tax on behalf of employees
Delivering on our obligations
as an ethical, responsible
corporate citizen
For governments:
$489m paid in corporate
taxes, other taxes and
royalties in total (2020:
$846m)
$167m paid as personal
income tax on behalf of
employees (2020: $209m)
For AngloGold Ashanti:
Strong, constructive
government relations:
facilitate partnerships,
ethical conduct and good
governance
help maintain permits and
ensure regulatory licences
to operate
assist in managing risk of
regulatory uncertainty
Collaboration on infrastructure
projects contributes to:
Collaborating to develop and
provide local infrastructure
(water reticulation,
educational facilities, among
others)
GOVERNMENTS
Open, honest and respectful engagement with governments is important – such engagement relates to our licence to operate, our right to mine and explore, all necessary permits and regulatory compliance, and infrastructural and socio-
economic partnerships.
Sunrise Dam, Australia

AngloGold Ashanti Limited <IR> 2021

We create, preserve and grow
value by:
Value created, preserved and grown – 2021
Contributing to the SDGs:
Delivering on our obligations
as an ethical, responsible
corporate citizen
Providing employment and
procurement opportunities
Focusing our community
investment on development of
local socio-economic projects
that are economically viable
and sustainable in the long
term that support resilient,
self-sustaining communities
and improved standard of
living – covers agriculture,
education and infrastructure,
among others
For communities:
$18.1m(1) invested in
community socio-economic
development projects (2020:
$20.6m(2))
Major focus of such projects
is at host communities in and
around our Africa operations
Employment and procurement
opportunities
Local procurement spend of
$2.4bn (2020: $2.1bn)
We prioritise the employment
of people from our local
communities and host
countries at our operations
(1)
Excludes joint ventures
(2)
Excludes joint ventures and
includes South African operations to
date of sale
For AngloGold Ashanti:
Strong, constructive
community relations support
our social licence to operate
Mutually beneficial relations
enable us to better understand
and manage stakeholder
needs and expectations
guides socio-economic
project delivery
Reduced incidence of
operational disruptions as a
result of community protests
Our socio-economic
community projects contribute
indirectly to:
Conducting community
healthcare initiatives such as
the malaria programme in
Africa and COVID-19 initiatives
across our business
COMMUNITIES
Open, honest and respectful stakeholder engagement with communities supports our social licence to operate, promoting mutual understanding of their and our needs and expectations. Engagement with and action undertaken in relation to communities are underpinned by our values, particularly that communities should be better off for AngloGold Ashanti’s having been there.
Iduapriem, Ghana

AngloGold Ashanti Limited <IR> 2021
VALUE BY STAKEHOLDER continued

We create, preserve and grow
value by:
Value created, preserved and grown – 2021
Contributing to the SDGs:
Delivering on our environmental
obligations as a responsible
corporate citizen – we aim to
minimise our environmental
impacts and help restore
natural capital and preserve
environmental value
Complying with relevant
regulations and committing
to various standards
(ISO standards, Cyanide
Management Code, ICMM
Principals)
Having in place systems, plans
and procedures to mitigate
instances where we have
eroded environmental value
For the environment:
5 reportable environmental
incidents (2020: 8) – action
taken to address and
mitigate effects
3,645ha of land rehabilitated
by end 2021 – total
rehabilitation liabilities of
$688m (2020: 5,243ha;
$674m respectively)
639,709ha under
management of which 812ha
was disturbed in 2021 with
165ha being rehabilitated
during the year
For AngloGold Ashanti:
Improved environmental and
ESG performance supported
responsible investment in our
equity and our valuation in the
long term
Reduced environmental
impact and GHG footprint,
in line with ICMM mining
principles and our UNGC
commitments
ENVIRONMENT
Mining is environmentally disruptive. Our business depends on access to economically viable gold deposits (land).
Many of our activities impact land, air, water, biodiversity and host communities with whom we share these natural resources. Our environmental management programme aims to mitigate damage caused by land disturbance, to protect biodiversity and to ensure the responsible consumption of natural resources and management of waste.
Geita, Tanzania

REWARDING DELIVERY
AngloGold Ashanti Limited <IR> 2021
report
p108
p112
p126
107
Section 3:
Remuneration
implementation report–
January to December 2021
Section 2:
Overview of the
remuneration policy
Section 1:
Remuneration and Human
Resources Committee:
Chairperson’s letter

AngloGold Ashanti Limited <IR> 2021
SECTION 1: REMUNERATION AND
HUMAN RESOURCES COMMITTEE
Ensuring fair,
responsible
and transparent
remuneration
Maria Richter /Chairperson: Remuneration and Human Resources Committee
CHAIRPERSON’S
LETTER
Dear Shareholders,
I am pleased to present the AngloGold Ashanti remuneration
report for the year ended 31 December 2021. In it, I provide an overview of our remuneration and human resource practices
and their alignment with the Company’s strategic objectives.
The Remuneration and Human Resources Committee
(the committee) aims to ensure that the remuneration policy
and its implementation play a key role directing the efforts and behaviours of employees and leaders to in turn ensure the safe and sustainable creation of value for stakeholders over the
long term.
The principle of fair and responsible pay continues to guide our decision making, with particular emphasis on recognising the contribution of all AngloGold Ashanti employees. We had
previously committed to review the Company’s remuneration
policy and did so with input and advice from our remuneration advisor to ensure that it reflects our pay philosophy and the current realities of our business and industry. I believe our remuneration policy achieved its intended objectives during an especially challenging period, however, the committee exercised its judgement to adjust certain Deferred Share Plan (DSP)
performance achievement results downwards.
Several important considerations informed decisions taken by the committee this year, including financial and non-financial performance in both relative and absolute terms; competition in the market for scarce skills; the views and expectations of stakeholders; our broad suite of environmental, social and
governance (ESG) objectives; and the impact of COVID-19.
The committee decided that no annual salary increases would
be awarded to executives (with one exception) or to senior
management for 2022, given the organisational restructuring
undertaken at the end of 2021 and the need to closely
manage costs. In light of this decision, the non-executive directors
(NEDs) will not be receiving a fee increase for 2022 to align themselves with the executives and senior management teams.
The Company continued to work with employees and other
stakeholders to lend assistance in dealing with the ongoing
impact of the pandemic, including aiding vaccine access and
other medical and social support where needed. We believe
approximately 85% of the workforce was fully vaccinated
(excluding boosters) by the end of 2021. Vaccine mandates are now in place at our corporate offices in Johannesburg, Denver and Perth. As the second year of the pandemic draws to a
close, no employee has seen their remuneration affected by the pandemic, and no government COVID-19 grants were requested
or received to support the business.
Another key initiative was a culture and values survey which covered the global business. The response was strong, with
almost 11,000 employees responding. The survey’s findings will allow us to evolve the business, our culture and values in line with views expressed by our employees.
Disclosure and transparency
The committee has fulfilled the requirements of its terms of reference. While we have focused on ensuring that our reporting is clear and transparent, we continue to look for further improvement in this regard.

AngloGold Ashanti Limited <IR> 2021
Notwithstanding the positive results of our non-binding advisory votes for our remuneration policy and implementation reports for 2020, we continued our engagement with a number of
shareholders who provided constructive feedback in respect of both our policy and its implementation.
Actions from shareholder engagement
We maintained our dialogue with shareholders in respect of
remuneration practices, listening to concerns and suggestions for alignment with evolving best practice. As a result of the engagements during 2021, we took the following actions:
•
Extended the Minimum Shareholding Requirement (MSR) for all
executives to apply one-year post termination
•
Introduced an MSR for NEDs in order to strengthen alignment
between the interests of NEDs and those of AngloGold Ashanti shareholders and to reflect best practice in the gold mining sector
•
Reviewed the appropriateness of the DSP
In addition, we considered further best practice initiatives and made the following changes:
•
Reviewed, updated and approved various policies in important matters, such as: Diversity and Inclusion Policy; Policy and
Procedure for Dealing with Poor Conduct; Grievance Policy;
Acting Allowance Policy; AngloGold Ashanti Standards of
Conduct; and Anti-Discrimination and Sexual Harassment Policy
•
Updated the malus and clawback clauses in the
Remuneration Policy
These policies are available on our corporate website,
www.anglogoldashanti.com
.
The remuneration policy and implementation report for reporting period 2020 were tabled for two separate, non-binding advisory votes at the Annual General Meeting (AGM) held on 4 May
2021, in line with the JSE Listings Requirements and King IV recommendations.
The table below furthermore details the results of shareholder voting at the 2020 and 2019 AGMs.
Votes
For
Against Withheld
Remuneration policy
4 May 2021
95.30
4.7 0.22
10 June 2020
88.04
11.96 0.35
9 May 2019
98.31
1.69 0.40
Remuneration implementation report
4 May 2021
86.34
13.66 0.22
10 June 2020
87.52
12.48 0.35
9 May 2019
58.51
41.49 0.40
Operational context and performance
The gold sector continued to grapple with the direct and second-
order impact of the COVID-19 pandemic, increased stakeholder expectations, a paucity of skilled personnel in some jurisdictions, increasing pressure to address the effects of climate change, accelerating inflation across more categories of inputs, and challenges in replacing the depleted Ore Reserve. Delivering on market commitments safely and consistently, while navigating those challenges, remains the key objective of the business.
The year was marked by significant operational difficulties –
see CEO’s review and Regional performance – notably due
to the suspension of underground mining at Obuasi in May,
following the tragic underground death of a contractor after a sill-pillar failure. The significant effect of this halt to production, which lasted from May through to the end of December 2021,
was compounded by further production losses spread across
the remainder of our sites. These production shortfalls, the consequent impact on operating costs and accelerating inflation across many categories of inputs, were the principal factors leading to the revision of the cost and production outlook during the year, snapping a seven-year streak of meeting guidance.
Iduapriem, Ghana

AngloGold Ashanti Limited <IR> 2021

SECTION 1: REMUNERATION AND HUMAN RESOURCES COMMITTEE:
CHAIRPERSON’S LETTER
continued
There were positives; our exploration geologists replaced our depleted Ore Reserve for the second consecutive year – see
the <R&R> – a vitally important achievement in a sector struggling to replenish mineral inventories. More ounces were upgraded
to the Proved and Probable Ore Reserve, a clear sign that our reinvestment strategy – aimed at increasing orebody confidence, mine lives and operating flexibility – is gaining traction. The business generated free cash flow of $104m for the year. Despite the free cash flow generated for 2021, which was modest in
the current gold price environment, the committee applied a
downward adjustment from stretch to target on the 2021 DSP
nCroe annual performance achievement to further recognise the operational challenges experienced in the current year.
Our absolute greenhouse gas emissions fell markedly – down 69%
since 2007, the baseline year used when we first set our emissions intensity targets – as we saw the cumulative benefit of asset closures, sales and efficiency gains, including not having the large
Scope 2 GHG emissions from our South Africa portfolio, the last of which was sold in 2020. The board approved the Company’s
Climate Change Strategy in November 2021, creating a clear
pathway to manage the risks and opportunities a changing climate brings, and we published an inaugural Climate Change Report, aligned with the recommendations of the Task Force on Climate-
related Financial Disclosures – see <CCR>.
While our all injury frequency rate of 2.14 per million hours worked was well below the average of our peers in the International
Council on Mining and Metals, the achievement was marred
by two workplace deaths – the first at Serra Grande in Brazil, in February 2021, and the second at Obuasi in Ghana, in May
2021 – see We honour and remember in the <SR>. Our heartfelt condolences go to the family and loved ones of those who passed away, along with the assurance that lessons learned have been applied to those and other sites in the portfolio to avoid a repeat.
The committee applied a downward adjustment on the 2021
DSP safety annual performance achievement as a result of these fatalities. In addition, a revised safety strategy is being rolled out across the business to take us closer to our goal of zero harm in the workplace.
The overall DSP annual performance achievement result was
70.73% post the downward adjustments of 7.5% for nCROE
and 4% for safety. This is compared to the 2020 DSP annual
performance achievement of 116.57%.
Operating model
To improve the quality and consistency of AngloGold Ashanti’s operating performance, the executive team designed and began implementing a new Operating Model, and organisational
structure. This change to the business, spearheaded by new
CEO Alberto Calderon and supported by the board and executive management team, brings cost efficiencies and greater clarity to the organisation with respect to how and what work is done and single point of accountability. This, therefore, required a reduction in roles – mainly at the mid- and senior- management levels
– across the portfolio and will ultimately improve operational outcomes. For more on the Operating Model, see the CEO’s review and outlook and human capital in the Business model.
The committee, supported by the human resources team,
maintained its focus on gender equality, employment equity and skills retention through this process. See People, safety health and sustainability.
Leadership changes
Alberto Calderon, formerly CEO of Melbourne-based Orica, was appointed CEO on 1 September 2021, after an extensive global search. Immediately after joining, Alberto initiated a full review of
AngloGold Ashanti’s Operating Model.
The leadership team saw several changes during the year as the executive team received an infusion of external experience.
With the appointment of the new CEO, Christine Ramon, who had led the Company as Interim CEO for the year to the end of August
2021, returned to her role as CFO. In February, it was announced that Christine had opted to take early retirement in order to spend more time with her family. She leaves a significant legacy after her more than seven years with the Company and her work in
protecting a tradition of disciplined capital allocation, is evidenced by our strong balance sheet. She will begin early retirement in
June 2022 with her last day of employment being 31 December
2022. We extend our deep gratitude to Christine and wish her well in her future endeavours.
Ian Kramer, who was deputised as Interim CFO, returned to
his role as Senior Vice President: Group Finance; and Vaughan
Chamberlain, Senior Vice President: Exploration, was appointed
Interim Chief Development Officer on 1 October 2021, a position he will hold until 1 April 2022. Terry Briggs, formerly Vice President
Planning at Newmont Corporation, has been appointed Chief
Development Officer, effective from 1 April 2022.
Our thanks go to Christine, Ian and Vaughan for stepping into these important roles during the year and stewarding the
Company through its transition.
Graham Ehm, a 33-year veteran of the Company, retired as
Executive Vice President: Planning and Technical Development,
and Sicelo Ntuli, COO: Africa, separated from the Company due to the reconfigured Operating Model, effective 31 December 2021, after 22 years with AngloGold Ashanti. We give both our sincere thanks for their enormous contributions over their careers with
AngloGold Ashanti and best wishes for their future endeavours.
Graham was replaced on 15 October 2021 by Marcelo Godoy,
formerly Senior Vice President of Exploration at Newmont
Corporation. Ludwig Eybers, COO: International since 2019, has resumed his role as COO for the entire portfolio.
Lisa Ali, formerly the executive in charge of Human Resources and
Sustainability at Newcrest, has been appointed as Chief People
Officer, effective from 1 April 2022. Lisa replaces Italia Boninelli, an experienced former executive of AngloGold Ashanti, who has ably and successfully filled the role since 1 April 2021.
The single total figure reporting on pages 128 to 129 provides the remuneration details aligned to the shareholder approved standard conditions of employment.

AngloGold Ashanti Limited <IR> 2021

Areas of achievement for 2021 and focus for 2022 are:
Thanks
Lastly, our thanks to PwC, who provided invaluable advice as our
Enhancement of remuneration
policy by tightening recruitment
eligibility criteria for awards
granted in lieu of forfeiture
Enhancement of the malus and
clawback provisions
Increased MSR for members of
the Executive Committee and
introduction of MSR for NEDs
Enhanced performance
management review process
Focus on health and well-being
of our employees particularly in
light of the COVID-19 pandemic
Review and refresh of
Company policies to ensure
that they remain current and
relevant
Continued focus on succession
planning and development
Continued implementation of
diversity framework
Enhancing our relationships
with our shareholders
Focus on results and action
plan of our organisational
culture and values survey
outcomes particularly in
relation to gender and diversity
Continued focus on equality of
gender remuneration
Continued engagement with
shareholders
Continued focus on succession
planning, talent management
and development
Continued focus on employee
health and well-being
Ensuring training on all key
human resource policies at
all levels of the organisation
including the board
Further review of the DSP
scheme, to ensure global best
practice and continued close
alignment with shareholders’
interests
remuneration adviser over several years. With PwC now being
appointed as our new external auditor, we have commenced
a tender process to identify new independent remuneration
advisers ahead of the AGM in May 2022.
I would like to thank Maria Ramos for her steadfast leadership and expert direction in her first year as Chairperson of the board.
The support and guidance she has provided to the committee and myself personally has been invaluable. I would also like to thank my colleagues on the committee for their tireless commitment to ensuring fairness, equity and transparency in our remuneration practices. With the executive changes, the committee met more frequently, and I am thankful for their engagement and support over this time of transition in the Company.
My gratitude also goes to our management team for resilience in a year marked by a host of challenges. I extend my sincerest thanks especially to Italia Boninelli, as executive sponsor to the committee, for lending her decades of experience to our efforts.
Our work in the year ahead will remain focused on ensuring
that our overall human resource strategy, practices and policies are closely aligned with the needs of the business and the
requirements of our shareholders.
Sincerely,
Maria Richter
Chairperson: Remuneration and Human Resources Committee
2022
2021
Iduapriem, Ghana

AngloGold Ashanti Limited <IR> 2021
SECTION 2: OVERVIEW OF THE REMUNERATION POLICY

Fair and responsible pay
Paying the right level of remuneration to both attract, recruit and retain our employees
Our pay practices and policies in making pay decisions for
executive directors and executive management
Setting minimum performance thresholds and potential
maximum remuneration that executive managers could earn
in relation to their and the Company’s performance
External influences, primarily being:
The AngloGold Ashanti strategic values and objectives are
key when defining our remuneration policy. When setting
the remuneration policy, the committee ensures that the key
principles that define the CEO remuneration are the same
as those that apply to the Executive Committee and all other employees. In the same way, the performance measures
used to determine the variable pay outcomes for the CEO
and all other employees are linked to our strategic objectives and focused on delivering on both internal and external
stakeholder priorities.
AngloGold Ashanti and the board are committed to good
governance and consistently engage with their stakeholders to ensure that this level of governance is upheld and translated into a framework that primarily aims to attract, motivate and retain a skilled workforce through fair, responsible, transparent and competitive remuneration.
Each year we focus on improving our remuneration approach
and 2021 was no different with a full review of our remuneration and human resource policies to ensure that the practices and principles continue to support the strategic values and objectives.
In 2021 we focused on the following policy issues which will be detailed in the section below:
Further commitment to our key principles of remuneration
which remain unchanged
An update to the malus and clawback provisions
A review of the DSP and the metrics driving the incentive
calculations
An ongoing focus on fair and responsible remuneration and the steps taken to ensure that we continue to address this
Further review of our objectives in terms of the MSR
Remuneration design
When determining appropriate remuneration, the committee
considers:
Shareholders’ view
associated with executive
management team
remuneration
Economic
trends
Competitive
pressure
Benchmarks in markets
with similar attributes,
including complexity, size
and geographic spread
Remuneration practices are designed to be fair,
responsible, transparent and compliant
with applicable legislation.
Key principles of our remuneration policy
To support AngloGold Ashanti’s remuneration approach, the
remuneration policy is based on the following key principles:
Alignment with strategic objectives and shareholder interests
Remunerate to motivate and reward the right behaviour and
performance of employees and executives
Ensure that performance metrics are challenging, substantial and cover all aspects of the business including both financial and non-financial drivers and do not reward excessive risk
taking
Ensure that the remuneration of executive management is fair, responsible and transparent in the context of overall employee remuneration in the organisation
Promote an ethical culture and responsible corporate citizenship
Ensure that the remuneration structure is aligned to AngloGold
Ashanti’s values and that the correct governance frameworks
are applied across remuneration decisions and practices
Apply the appropriate global remuneration benchmarks
Provide competitive rewards to attract, motivate and retain
highly skilled executives and staff vital to the success of the organisation
The use of performance measures which support positive
outcomes across the economic, social and environmental
context in which AngloGold Ashanti operates

AngloGold Ashanti Limited <IR> 2021

Fair and responsible pay
Fair and responsible pay are ethical values that AngloGold
Ashanti strives to uphold. AngloGold Ashanti aims to ensure
that the business meets short-term objectives while creating shared and sustainable value over the long term, within
the economic, social and environmental context in which it
operates. The remuneration framework, aligned to King IV and global best practice principles, emphasises the importance of fair, responsible and transparent pay.
The policy, which necessarily evolves along with a dynamic
market and operating landscape, currently reflects the
principles of fair and responsible pay as follows:
We aim to apply a fair approach to remuneration by:
Taking an impartial view on pay
Doing away with pay differentials that cannot be explained
or justified
Ensuring that pay parity is achieved across groups and
eliminating discrimination
Identifying and addressing unfair practices
We remunerate responsibly by:
Enforcing the approved, appropriate delegation of authority
on all aspects of remuneration
Having independent remuneration consultants providing
advice and oversight
Using external market benchmarks
Ensuring that correct behaviours are rewarded and
inappropriate behaviour is discouraged
Geita, Tanzania

AngloGold Ashanti Limited <IR> 2021
SECTION 2: OVERVIEW OF THE REMUNERATION POLICY
continued
114
Variable pay is directly correlated to the achievement of
measures linked to the Company scorecard
Equity is considered and implemented which ensures that
the long-term interests of shareholders are aligned with
those of executive directors and executive management
Metrics include both individual and Company performance
measures and financial and non-financial drivers
Variable pay metrics are linked to the creation of value over a mix of short-, mid- and long-term periods
The metrics of our DSP incentive scheme are reviewed annually and approved by the committee ensuring that the performance
targets remain relevant and appropriate
The approved metrics are reported in the annual report
The metrics are designed to motivate and reward the right
behaviour and performance of employees and executive
management team
Ensure that performance metrics are challenging, sustainable and cover all aspects of the business including both critical financial and non-financial drivers
Metrics include safety, environmental, social, governance and people metrics (including gender and diversity)
The DSP contains triggers for both malus and clawback
All Executive Committee members are subject to a minimum
shareholding requirement and post-employment holding period
which will be effective 1 January 2022
Only pay differentials that can be explained and justified
are allowed
Strive to achieve pay parity across the groups and levels
within the organisation
All employees receive a minimum level of remuneration
that enables participation in the economy. To achieve this,
AngloGold Ashanti ensures that all employees are paid at
least 25% above the respective regional minimum wage,
and in most instances much higher than this
Strive to ensure that CEO and executive remuneration is
fair and responsible in the context of overall employee
remuneration
The difference in pay between job levels is justified in the context of the level of responsibility of the job, complexity of the job, and the consequence and impact. Relevant
metrics are used to ensure that the income dispersion
between high- and low-income earners is not outside
market norms
Ensure that the remuneration structure is aligned to the
organisation’s values and that the correct governance
frameworks are applied across remuneration decisions
and practices
All executive management remuneration is subject to approval by the committee
Benchmarking exercises are conducted on an annual basis
in each region to ensure that all employees are paid a market related salary for the role which they occupy, with due
consideration to levels of performance
Decisions on remuneration are scrutinised to ensure that
they are:
impartial and non-discriminatory
rational and objective
aligned with local legislation
Pay differentials are tracked using market norms and metrics to measure income dispersion
Appropriate global remuneration benchmarks are used; Mercer
is used for executive and senior management teams and locally available reputable surveys are used for middle-management
and below
Other board committees, which include the Audit and Risk,
Social, Ethics and Sustainability, Investment, and Nominations
committees, give input on remuneration matters including but not limited to pay parity, DSP metrics and scarce skills initiatives
The Serious Concerns Committee, comprising members of
the Executive Committee supports remuneration governance
by reviewing ethical concerns which could have an impact on
remuneration
Key internal stakeholders
Remuneration and pay differentials
Variable pay
Responsible pay
Fair pay

AngloGold Ashanti Limited <IR> 2021

Performance measures
Maximum opportunity
Remuneration element and
link to strategy
Operation and objective
Wage differential
On an annual basis, PwC calculates the wage differential which is the annual total compensation of the CEO against the median of the annual total compensation of AngloGold Ashanti’s employees.
For 2021 the calculation was done using the acting CEO, Christine
Ramon’s total annualised compensation as she was in the role for the majority of the year. The wage differential for the CEO’s total reward was approximately 80 times the median of all employees in AngloGold Ashanti, compared to 177 times in 2020. Additionally, to provide a meaningful comparison in 2021, an annualised
wage differential using the target earnings for the new CEO was conducted, resulting in a wage differential of 162 times.
Gender and pay equality
The board and management view diversity and inclusion, and
particularly gender diversity, as essential to the growth and success of the Company. Underpinning gender diversity is
ensuring the organisation measures, achieves and maintains
gender pay parity. Globally, achieving gender pay parity is an important step towards gender equality and empowerment
of women.
The Company’s aim remains to achieve a diverse and
inclusive workforce, aligned to the United Nations Sustainable
Development Goals, and the United Nations Global Compact,
which is essential to the growth and success of the Company.
The board of directors comprises 36% women. A third of the
executive management team are women.
Gender pay-gap differentials at middle management levels and above reflect that men are paid 11.62% more than women. The
changes in and transition to a new Operating Model have had a negative impact on the outcome of the calculation. This transition phase has entailed:
Changes in the levels of roles
A reduction in the global staff complement
The downgrading of certain roles
Updated pay scales
Specific attention in embedding the final Operating Model is being placed on addressing this disparity. The proportion of women employees, particularly in senior roles, remains low, and is being steadily addressed by a greater focus on attracting, developing and retaining women in the technical disciplines. Furthermore, metrics included in the incentive scheme are designed to improve the gender ratio. We will continue to monitor pay differentials and to take action as appropriate.
2021 remuneration policy and structure
The table below sets out the remuneration policy that applies to all employees for 2021 and was endorsed by shareholders at the 2020 annual general meeting. The table details each component’s link to the Company strategy, objectives, performance measurements and the maximum opportunity associated with each component. The full remuneration policy can be found in the <NOM>.
A competitive salary is
provided to employees to
ensure that their experience,
contribution and appropriate
market comparisons are
fairly reflected and applied
Base salaries are reviewed annually and
increases are effective from 1 January
each year
Employees’ base salaries are determined
by considering performance; market
comparison against companies with
a similar geographic spread; market
complexity, size and industry; and internal
peer comparisons. AngloGold Ashanti
positions guaranteed pay at the median of
the applicable markets and where there is a
shortage of specialist and/ or key technical
skills, may pay higher than the median
The CEO makes recommendations on the
executive management team but does
not make recommendations on the CEO’s
own base salary. This is reviewed by the
committee and approved by the board
Executive base salary
increases and increases
for all non-bargaining unit
employees are closely
aligned, where practical.
This is informed by inflation,
which can be matched
directly or above/below
consumer price index (CPI)
Individual performance on
a scale of 1 to 5, measured
against specific key
performance indicators
(KPIs). A CPI increase
pool is approved annually
by the committee. In
high-inflation countries,
individual increases may
be differentiated according
to each individual’s
performance rating. In low-
inflation countries, a flat CPI
is generally applied to all
members of the executive
management team and
employees
Base salary

AngloGold Ashanti Limited <IR> 2021
SECTION 2: OVERVIEW OF THE REMUNERATION POLICY
continued
116
Provides a defined
contribution retirement
benefit, in addition to
base salary, aligned to the
schemes in the respective
country in which the
employee operates
Funds vary depending on jurisdiction
and legislation
Defined benefit funds are not available
for new employees, in line with
Company policy
Funds vary depending on
jurisdiction and legislation
The pension contributions
for executive directors and
executive management
team are aligned to those of
employees across the Group
Not applicable
Medical insurance
Provides medical aid Provided to all employees through Aligned to approved policy Not applicable assistance, in addition to
either a percentage of fee contribution,
base salary, aligned to the
reimbursement or Company provided
schemes in the respective
healthcare providers
country in which the
employee operates
Benefits
In addition to base
salary, benefits are
provided to ensure broad
competitiveness in the
respective markets
Benefits are provided based on local market
trends and can include items such as life
assurance, disability and accidental death
insurance, assistance with tax filing, cash
in lieu of untaken leave (above legislated
Aligned to approved policy Not applicable
minimum leave requirements), and
occasional spousal travel
Variable pay
The Deferred Share Plan (DSP) was implemented in 2018 as
a single incentive scheme comprising of short- and long-term metrics. In 2021, the DSP was reviewed both internally and
benchmarked against external comparators to ensure that it
continues to support the business strategy, remains compliant with corporate governance best practice and meets the goal
of aligning the executive goals with those of the shareholders.
Elements reviewed were:
The current structure of the incentive scheme
The effectiveness of both the short- and long-term measures
The metrics of the scheme with special consideration being
given to ESG measures
The committee concluded that the DSP continues to achieve its strategic objectives and that the structure and the short- and long-
term design of metrics remain appropriate and continue to meet both the executive and shareholder requirements. The metrics were, however, adjusted to better reflect the organisation’s strategic requirements by changing the weightings in line with the focus of business requirements while the broader objectives remained unchanged. Further changes to the metrics and their weightings have been recommended for 2022. As the business develops, the
DSP metrics will be adjusted if necessary as we have done for 2022.
See <NOM>.
Pension
Performance measures
Maximum opportunity
Remuneration element and
link to strategy
Operation and objective
Sunrise Dam, Australia

AngloGold Ashanti Limited <IR> 2021

12.5%
62.5%
%
25.0%
Financial measures Future optionailty
People, safety, health, environment and community
2021 DSP performance metrics
Financial measures – total weighting 62.5%
Future optionality –
total weighting 12.5%
Shareholder returns
Return on equity
Production
Costs
Future optionality
Absolute total
returns
Relative total
returns
Normalised cash
return on equity
(nCROE)
All-in sustaining costs
Mineral
Resource
Ore
Reserve
10%
10%
15%
12.5%
15%
6.25%
6.25%
Related strategic focus area:
Ensure financial
flexibility
Improve
portfolio quality
Optimise overhead, costs
and capital expenditure
Maintain long-term
optionality
People, safety, health, environment and community –
total weighting 25%
People
Safety
Health
Environment
Community
5.5%
8%
3%
6%
2.5%
Gender diversity
Key talent retention
Succession bench
strength in talent for
Executive Committee
roles
Combination of:
All injury frequency rate
Major hazard control
compliance
Cumulative number of
critical control registers
established for site-
specific, material health
risks (as captured
in AuRisk) at each
operation
Compliance with
occupational exposure
monitoring programmes
for noise and dust at
each operation
Number of reportable
environmental incidents
at operating mines
GHG emissions –
develop a carbon budget
for each operation based
on approved business
plans
Business
disruptions as a
result of community
unrest
Related strategic focus area:
People, safety, health and sustainability
Total 2021 DSP metrics by category (100%)

AngloGold Ashanti Limited <IR> 2021
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continued
118
Deferred Share Plan
Endorsed by shareholders at the 2017 annual general meeting, and implemented with effect from 1 January 2018
With effect from
1 January 2018, the
Company has used a
single incentive for short-
term and long-term
performance.
The DSP is designed to
encourage employees
to meet strategic
short-, medium- and
long-term objectives
that will enable value
delivery to shareholders,
by achieving defined
Company objectives.
A single set of
performance objectives
is used, reviewed and
approved annually by
the committee, based
on the impact on the
Company’s performance.
Permanent employees who do not participate in a
production bonus are eligible to participate in the DSP.
The DSP award is payable in cash and where applicable
(depending on stratum level), the balance will be delivered
in one of two compensation components, either deferred
cash or deferred shares, vesting equally over a period of
two to five years.
The total incentive is determined based on a combination
of Company and individual performance measures, which
are defined annually with weightings applied to each
measure. The metrics are defined against the objectives
that most strongly drive Company performance and are
weighted to financial outcomes, production, cost, Mineral
Resource and Ore Reserve, sustainability and people. Each
metric is weighted and has a threshold, target and stretch
definition based on the Company budget and the desired
stretch targets for the year.
At the end of each financial year, the performance of
the Company, the CEO and CFO is assessed by the
committee and the board against the defined metrics
to determine the quantum of the cash portion and the
quantum of the deferred portion as per calculations
below:
Cash portion:
Base pay x individual performance weighting x on-target
cash percentage x individual performance modifier (KPIs:
1 – 5 rating)
+
Base pay x Company performance weighting x on-target
cash percentage x Company performance modifier.
Deferred cash/shares:
Base pay x individual performance weighting x on-target
deferred percentage x individual performance modifier
(KPIs: 1 – 5 rating)
+
Base pay x Company performance weighting x on-target
deferred percentage x Company performance modifier.
The deferred shares are awarded as conditional rights to
shares with dividend equivalents.
Vesting of the deferred portion occurs equally over either
a two-, three-, or five- year period, depending on the level of the participant.
Details of on-
target, threshold
and maximum
awards for
all staff are
shown in the
tables on page
119. Note that
below threshold
performance
will result in no
payment.
One set of performance
metrics is used to determine
the cash portion and deferred
portion. Future vesting of the
deferred portion is subject to
continued employment.
Performance measures are
weighted between Company
and individual KPIs.
Company and individual
performance measures are
assessed over the financial
year, with the exception of
certain Company measures
that are measured over a
trailing three-year basis, as
indicated below.
Company metrics, each with
their own weighting, are:
Relative total shareholder
returns (TSR)*
Absolute total shareholder
returns*
Normalised cash return
on equity*
Production
All-in sustaining costs
Ore Reserve additions pre-
depletion
Mineral Resource additions
pre-depletion
Safety, Health, Environment
and Community
People
* These measures are on a trailing three-year backward-looking basis
Remuneration element and
link to strategy
Operation and objective
Maximum
opportunity
Performance measures

AngloGold Ashanti Limited <IR> 2021

Threshold
(50%)
CEO (VII)
50.0%
100.0%
150.0%
CFO (VIH)
42.5%
92.5%
135.0%
Executive Mng (VIL)
37.5%
87.0%
124.5%
Senior Mng (IVH - V)
26.0%    39.0%
65.0%
Senior Mng (IVL)
24.0%  27.0%
51.0%
Middle Mng (IIIH)
16.5%
16.5%
33.0%
Middle Mng (IIIL - IIIM)
12.5%
12.5%
25.0%
0
30
60
90
120
150
Cash bonus award
Deferred shares award
Deferred cash award
On-target
(100%)
CEO (VII)
100.0%
200.0%
300.0%
CFO (VIH)
85.0%
185.0%
270.0%
Executive Mng (VIL)
75.0%
174.0%
249.0%
Senior Mng (IVH - V)
52.0%    78.0%
130.0%
Senior Mng (IVL)
48.0%  54.0%
102.0%
Middle Mng (IIIH)
33.0%
33.0%
66.0%
Middle Mng (IIIL - IIIM)
25.0%
25.0%
50.0%
0
50
100
150
200
250
300
Cash bonus award
Deferred shares award
Deferred cash award
Stretch
(150%)
CEO (VII)
150.0%
300.0%
450.0%
CFO (VIH)
127.5%
277.5%
405.0%
Executive Mng (VIL)
112.5%
261.0%
373.5%
Senior Mng (IVH - V)
78.0%   117.0%
195.0%
Senior Mng (IVL)
72.0% 81.0%
153.0%
Middle Mng (IIIH)
49.5%
49.5%
99.0%
Middle Mng (IIIL - IIIM)
37.5%
37.5%
75.0%
0
100
200
300
400
500
Cash bonus award
Deferred shares award
Deferred cash award
The graphs below illustrate the threshold, on-target and stretch for the DSP scheme and performance measure weightings
(Company and individual) as a percentage of base salary:
Performance measure weightings
Employee stratum and level
Deferral period (years)
Company
Individual
CEO (VII) / CFO (VIH) /Executive management (VIL) 5 80 20
Senior management (IVH – V) 3 50 50
Senior management (IVL) 2 50 50
Middle management (III) 2 40 60
The deferred shares are awarded as conditional rights to shares with dividend equivalents. Vesting of the deferred portion occurs equally over either a two, three, or five- year period, depending on the level of the participant.
Malus and clawback
The committee have reviewed the “malus” and “clawback”
provisions in 2021 in line with external benchmarks and the
committee’s expectations in the event that any of the following matters is discovered. Below are the revised provisions:
Malus
The committee has discretion to reduce, including to zero, an award that has not yet accrued or vested to an individual where
(but not limited to):
A participant was, in the reasonable opinion of the committee, deliberately misleading the Company or any subsidiary, the
market and/or the Company’s shareholders concerning the
financial performance of the Company
A participant caused harm to the Company’s reputation
A participant’s actions amounted to misconduct, including but not limited to the participant acting fraudulently, dishonestly or being in material breach of their obligations, as described in the
Company’s Disciplinary Code and Procedure Policy
A participant’s actions amounted to negligence, incompetence or poor performance
There is a material error in the Company’s financial statements, which results in a restatement
There is a material downturn in the financial performance of the
Company at any time before the applicable vesting date
There is a material failure of risk management in the Company
The discovery that any information or the assessment of any
performance condition(s) used to determine an award based on a material error, or inaccurate or misleading information, or
Any other matter which, in the reasonable opinion of the
committee, is required to be taken into account to comply with prevailing legal and/or regulatory requirements, which for the avoidance of doubt, includes the applicable laws published by a regulator from time to time
Clawback
The committee will consider applying clawback at any time
during the three years from the date of vesting of the variable remuneration, being the cash incentive, deferred cash or deferred share allocation (the clawback period), based on the following limited trigger events:
There is a material failure of risk management in the Company or in the relevant Business Unit, considering the participant’s involvement and responsibility for that incident
The discovery of action or conduct of a participant which in the opinion of the committee amounts to gross misconduct that
occurred prior to award or vesting
There is a material error in the Company’s financial statements, which results in a restatement, which may have resulted in an over-allocation of cash incentive, deferred cash and deferred share allocations

AngloGold Ashanti Limited <IR> 2021
SECTION 2: OVERVIEW OF THE REMUNERATION POLICY
continued
120
9
10
3
13
28
72
36
6
24
48
24
6
24
24
12
6
24
6
24
The discovery of events that occurred prior to vesting that
have had a significant detrimental impact on the reputation
of the Company or the relevant business unit or have led to
the censure of the Company or a group Company by a
regulatory authority
Where there is an error in the calculation of any performance condition which may have resulted in an overpayment
Performance management
Performance management at AngloGold Ashanti is a key
process where our management and employees work together
to plan, monitor and review an employee’s objectives and overall contribution to the organisation. More than just an annual
performance review, performance management is the continuous process of setting objectives, assessing progress and providing on-going support, coaching and feedback to ensure that
employees are meeting their objectives and career goals – aligned to the strategic business goals.
CEO
(Rm)
Below threshold
Threshold
Target
Maximum
0
30
60
90
120
150
A performance management framework has been designed to
address the following business requirements:
Defining and measuring a high-performance culture linked to
business requirements
Aligning KPIs to business strategy – the cascading of goals
Effective engagement and partnering by line managers, building line manager capability
Integrated people processes – aligning talent management,
career development, reward and recognition to performance
outcomes
Providing a consistent performance management methodology
and practices:
Goal setting: creating line of sight between business goals and individual goals
Performance conversations: consistent and continuous
conversations throughout the year
The rating scale: consistent measure of performance across
the business
Calibration: creates fairness to mitigate assessor’s bias
Performance Management Outcome Distribution Curve: aligns
business performance with people performance
Individual performance is as critical as Company performance on both fixed and variable remuneration decisions. Where an
employee’s performance is below expectations they will not
receive an incentive bonus.
Base salary Benefits DSP cash DSP deferral
CFO
(Rm)
Below threshold
10
3
Threshold
10
3
4
9
Target
10
3
19
Maximum
0
10
20
30
40
50
60
Base salary Benefits DSP cash DSP deferral
Executive Committee
(Rm)
Below threshold
Threshold
Target
Remuneration scenarios at different performance levels
The graphs alongside, typically depict the pay mix of the executive management team in line with the 2021 remuneration policy
including DSP outcomes at threshold, target and maximum
performance. Below threshold performance will result in no
payout. The long-term incentive (DSP deferred shares) vests
annually in five equal tranches.
Maximum
0
5
10
15
20
25
30
35
40
The pay mix graphs for the CEO and CFO depict actual base
salaries and benefits. Those for the Executive Committee are based on averages.
Base salary Benefits DSP cash DSP deferral
21
9
2
8
14
6
2
8
7
3
2
8
2
8

AngloGold Ashanti Limited <IR> 2021

CEO
(% of total remuneration)
Below threshold
Threshold
Target
Maximum
0
20
40
60
80
100
Base salary
Benefits
DSP cash
DSP deferral
CFO
(% of total remuneration)
Below threshold
Threshold
Target
Maximum
0 20 40 60 80 100
Base salary
Benefits
DSP cash
DSP deferral
Executive Committee
(% of total remuneration)
Below threshold
Threshold
Target
Maximum
0
20
40
60
80
100
Base salary
Benefits
DSP cash
DSP deferral
Tropicana, Australia
80
20
37
9
18
36
23
6
24
47
18
4
26
52
77
23
38
11
16
35
25
8
21
46
19
6
23
52
80
20
40
10
16
34
26
6
20
48
20
5
23
52

AngloGold Ashanti Limited <IR> 2021
SECTION 2: OVERVIEW OF THE REMUNERATION POLICY
continued
122
Recruitment policy
When recruiting a member of the executive management team, a comparative benchmarking exercise is undertaken to determine the size, nature and complexity of the role, and skills availability in the market prior to making a competitive offer.
The following principles are applied when recruiting external hires:
Remuneration for external appointments will take into
account any remuneration which is forfeited from the previous employment upon joining, and may replace these in an
appropriate form, taking into account timing and performance conditions as appropriate subject to proof of forfeiture
The committee will not offer any sign-on bonuses that do
not conform to the conditions set out above, for example the
“golden hello”
In the case of share awards forfeited they will have equivalent performance conditions unless the committee determines otherwise
The committee will also take into account both market practice and any relevant commercial factors in considering the terms of the buy-out award
A time period is applied to a buy-out with a minimum clawback
All Executive Committee members recruited in 2021 were
remunerated in line with the recruitment policy.
Termination policy
Members of the executive management team, and all permanent
employees, have open-ended contracts (except where prescribed retirement ages apply) with termination periods defined in their contracts. In addition, incentive scheme rules clearly specify termination provisions by termination category.
In the event of a termination, the Company has the discretion to allow the employee to either work out their notice or to pay the guaranteed pay for the stipulated notice period in lieu of notice.
Guaranteed pay includes base salary and other benefits, as
detailed in the table below, but excludes variable pay.
All Executive Committee members terminated in 2021 were paid in line with the termination policy.
Reasons for termination
Voluntary
Dismissal/
termination
Normal and early retirement,
Mutual
resignation
for cause
retrenchment and death
separation
Base salary
Base pay will be paid over Base pay will Base pay is paid for a defined period Base pay will be paid over the notice the notice period or as a be paid until based on cause and local policy period or as a lump sum lump sum employment as employees have different
ceases employment entities
Pension
Pension contributions Pension Pension contributions will be paid until Pension contributions for the for the notice period will contributions employment ceases notice period will be paid; any be paid; any lump sum will be paid until lump sum would not include does not include pension employment pension contributions unless contributions unless ceases contractually agreed
contractually agreed
Medical
Where applicable, medical Medical Medical provision/payment will be Where applicable, medical provisions
provision for the notice provision/ provided until employment ceases provision for the notice period period will be paid; any payment will be will be paid; any lump sum would lump sum does not include provided until not include contributions unless contributions unless employment contractually agreed
contractually agreed ceases
Benefits
Applicable benefits may Benefits will Benefits will fall away when Applicable benefits may continue continue to be provided fall away when employment ceases to be provided during the notice during the notice period employment period but will not be paid on a lump but will not be paid on a ceases sum basis
lump sum basis

AngloGold Ashanti Limited <IR> 2021

Reasons for termination
continued
Voluntary
Dismissal/
termination
Normal and early retirement,
Mutual
resignation
for cause
retrenchment and death
separation
DSP cash
Forfeit, no bonus No bonus Discretion to pro-rate for period worked Discretion to pro-rate for period bonus
worked
Deferred
cash awards
Unvested awards lapse
Unvested
awards lapse
The vesting date will be accelerated
to the date of separation and the
The vesting date will be accelerated
to the date of separation and the
participant shall be entitled to receive participant shall be entitled to receive a pro-rated deferred cash value taking a pro-rated deferred cash value taking into account the period that the into account the period that the participant has been in employment participant has been in employment during the vesting period during the vesting period
Deferred
Unvested awards lapse Unvested
Retrenchment and retirement
Senior managers – upon separation,
share
awards lapse
(early, normal and late):
the vesting date will be accelerated
awards
Senior managers – upon separation,
the vesting date will be accelerated
to the date of separation and the
participant shall be entitled to receive
pro-rated shares taking into account the
period that the participant has been in
employment during the vesting period.
Vested shares may be exercised within
six months following separation date
Executives – upon separation of
employment, vested shares may be
exercised within six months following
separation date. The participant will
continue to hold unvested shares post
separation of employment to vest at the
original vesting date. Upon vesting of
these shares, participant has up to six
months to exercise vested shares
Death:
All participants – upon death of an
employee, the vesting date will be
accelerated, and the participant’s estate
shall be entitled to receive the full vested
and unvested deferred shares within
12 months from date of death
to the date of separation and the
participant shall be entitled to receive
pro-rated shares taking into account
the period that the participant has
been in employment during the
vesting period. Vested shares may be
exercised within six months following
separation date
Executives – upon separation of
employment, vested shares may be
exercised within six months following
separation date. The participant will
continue to hold unvested shares post
separation of employment to vest at
the original vesting date. Upon vesting
of these shares, participant has up to
six months to exercise vested shares

AngloGold Ashanti Limited <IR> 2021
SECTION 2: OVERVIEW OF THE REMUNERATION POLICY
continued
124
Revised minimum shareholding requirements
The committee is of the opinion that share ownership by executive management team members demonstrates their commitment to
AngloGold Ashanti’s success and serves to reinforce the alignment between executive and shareholder interests. With effect from March
2013, a MSR was introduced for the executive management team and the MSR was further increased with effect from 2020.
In 2021, the committee further enhanced the MSR to include a 12-month post termination MSR, to be implemented commencing
1 January 2022. All executive management team members are required to have a minimum shareholding in the Company as per the table below:
Role
Within three years of
appointment/ from
introduction of revised MSR
(1 January 2020)
Within six years of
appointment/ from
introduction of revised MSR
(1 January 2020)
Holding
requirement
Post termination holding period
effective 1 January 2022
CEO
150% of net annual
base salary
300% of net annual
base salary
The post-termination MSR will be the
requirement based on the MSR policy
at the time of termination. Should the
executive depart (or no longer serve as
director or prescribed officer) before
they have achieved the MSR, all shares
allocated effective 1 January 2022
from the Company’s share incentive will
be held for one year post-termination
period. The holding will be up to their
required MSR
CFO
125% of net annual
base salary
250% of net annual
base salary
Throughout
employment as a
director or prescribed
officer
Executive
management
team
100% of net annual
base salary
200% of net
base salary
The following count towards an individual MSR:
Shares purchased on the market, either directly or indirectly
Vested shares from AngloGold Ashanti’s share incentive
schemes
Service contracts
All members of the executive management team have permanent
employment contracts which entitle them to standard group
benefits as defined by their specific region and participation in the
Company’s DSP.
South African executive management team members are paid a
portion of their remuneration offshore which is detailed under a separate contract. This reflects global roles and responsibilities and considers offshore business requirements. All such earnings are subject to tax in South Africa.
Change in control
Executive management team contracts are reviewed annually and currently continue to include a change in control provision. The change in control provision is subject to the following triggers:
The acquisition of all or part of AngloGold Ashanti, or
A number of shareholders holding less than 35% of the
Company’s issued share capital consorting to gain a majority of the board and make management decisions, and
Executive management team member contracts are either
terminated or their role and employment conditions are curtailed
In the event of a change in control becoming effective,
the executive management team member will in certain
circumstances be subject to both the notice period and the
change in control contract terms.
Executive management employment contracts provide that, in
the event of their employment being terminated as a result of a change in control, the following is applicable:
I.   All salary, benefits and bonuses in lieu of their notice pay
II.  An amount equivalent to I above, and inclusive of the value of any pension contributions that would have been made by the
Company in the notice period following the termination date
(less such tax and national insurance contributions as the
Company is obliged to deduct from the sum)
III. The vesting date will be accelerated to the date of the event and the participant shall be entitled to receive pro-rated shares taking into account the period that the participant has been in employment during the vesting period
Remuneration advisors
The committee, which is comprised solely of independent non-
executive directors, engages independent advisors in relation to remuneration related matters. The current advisor is PwC whose appointment, terms of reference and fees payable are determined solely by the committee. PwC is invited to attend all meetings of the committee and has regular access to the committee’s
Chairperson and members.
PwC informs and assists the committee’s deliberations by drawing on their global reach and perspective on compensation matters and trends. They brief the remuneration committee on regulatory developments in all major international markets. They comment on technical matters, and generally opine on the committee’s work.
The performance of PwC as the independent advisor is evaluated from time to time. Their fees are set to reflect time commitment, value added and market norms. For the year ended 31 December
2021, fees payable to PwC amounted to GBP449,100.

AngloGold Ashanti Limited <IR> 2021

Key focus areas with which PwC assisted in 2021 include:
Consultation on the appointment of the new CEO
Advise on the appropriateness of the DSP structure and metrics
Consultation on executive management matters
Wage differential calculations and associated benchmarking
Market trends, updates and best practice guidelines
Committee training, where required
It is the committee’s opinion that PwC has acted in an independent manner, in that they have primarily provided directional and strategic advice.
Given the change in AngloGold Ashanti’s Independent Auditors from Ernst & Young (EY) to PwC, the committee has embarked on a formal tender process to appoint a new independent advisor.
The committee also made use of the services and output of
Mercer, who provided global survey data and analysis. Mercer’s charges amounted to R438,971.
Non-executive directors remuneration policy
AngloGold Ashanti’s non-executive directors (NEDs) continue to be paid according to their roles. Retainer fees for board and standing committees are paid quarterly in arrears and are not subject to attendance at meetings.
The policy is applied using the following principles:
Fees are reviewed annually and increases are effective as at the date of the AGM. They are set using a global comparator group which is derived from companies with similar size, complexity and geographic spread
For the first time since 2014, the NEDs received an inflationary fee adjustment of 2% in 2021 based on market data provided by
PwC in accordance with the selected peer group
NEDs receive a travel allowance per night when they are away from their home country for board meetings or on Company
approved business
NEDs are not eligible to receive any short- or long-term incentives
For 2022 the NEDs will not receive a fee increase to align
themselves with the executive and senior management teams
(Details of the NED fees are presented on pages 143 of this report and 28 of the <NOM>)
Non-executive directors’ Minimum
Shareholding Requirement
During February 2022, the board approved an MSR for NEDs.
In terms of the policy, NEDs are required to acquire and hold an MSR in AngloGold Ashanti shares, equivalent to 150% of
their annual base fee within four years of the effective date of the policy for existing NEDs and from the effective date of appointment for new NEDs.
Iduapriem, Ghana

AngloGold Ashanti Limited <IR> 2021

SECTION 3: REMUNERATION IMPLEMENTATION REPORT
JANUARY TO DECEMBER 2021
This section of the Remuneration Report explains the implementation of the remuneration policy by providing details of the remuneration paid to members of the executive management team and non-executive directors for the financial year ended
31 December 2021.
Executive management team pay
Mercer conducts a biennial bespoke survey of executive
management team remuneration. For 2021, the committee
reviewed the comparator group against AngloGold Ashanti to
ensure that changes in the market had not led to variances that made the current matches inappropriate. The committee approved the inclusion of Sibanye-Stillwater into the comparator group commencing in 2022. See <NOM>.
The companies included in the comparator group are ranked in terms of a number of criteria selected in areas which were aligned
Annual salary review 2021
In January 2021, annual increases resulted in each member
of the executive management team receiving an increase in
line with the CPI in their respective jurisdictions. This is in line with increases for all AngloGold Ashanti employees. Most of
the executive management voluntarily elected to donate their increase to the special COVID-19 relief fund in South Africa.
The respective CPI increases applicable to the executive
management team were as follows:
Inflationary salary
with AngloGold Ashanti. The table below summarises the 2021
Region
increase
comparator group:
2021 Comparator benchmark group
Agnico Eagle Mines Canada
Anglo American Platinum Limited South Africa
Antofagasta United Kingdom
Barrick Gold Corporation Canada
B2Gold Corporation Canada
Gold Fields Limited South Africa
Kinross Gold Corporation Canada
Newcrest Mining Limited Australia
Newmont/Goldcorp United States
South32 Australia
Yamana Gold Incorporated Canada
Australia 1.5%
South Africa 4.1%
United States 2.0%
It is to be noted that a special salary increase adjustment was implemented effective 1 January 2021 for Ms Lizelle Marwick who has received an overall increase of 20% to align her closer to both the market and her internal peers.
Details are available in the single total figure reporting table on pages 128 to 129.
For management and below employees that are not in the
bargaining unit, the committee reviews a local market increase application, this is primarily based on CPI. However, concession is granted where there are region specific scarce skills or hyper-
inflation considerations. For 2021 the majority of increases
Cerro Vanguardia, Argentina

AngloGold Ashanti Limited <IR> 2021

were CPI based. Actual increases are typically performance
differentiated while retaining the overall CPI increase pool.
Increases awarded to our various bargaining units were
determined through a collective bargaining process.
Executive movements
A new CEO, Mr Alberto Calderon, was appointed on 1 September
2021. His remuneration and sign-on details are reflected in the single figure reporting on pages 128 and 129.
Ms Christine Ramon, Interim CEO, and Mr Ian Kramer, Interim CFO,
continued in their interim appointments, which had begun on
1 September 2020, until the appointment of the new CEO on
1 September 2021, when Ms Christine Ramon and Mr Ian Kramer
resumed their respective roles as CFO and Senior Vice President:
Group Finance.
The Interim CEO’s and Interim CFO‘s remuneration details for 2021 are reflected as follows on pages 128 and 129:
Ms Ramon: Interim CEO from 1 January 2021 to 31 August 2021
and CFO from 1 September 2021 to 31 December 2021
Mr Kramer: Interim CFO (in his capacity as a prescribed officer)
from 1 January 2021 to 31 August 2021
An allowance aligned to the Company’s acting allowance policy formed part of Ms Ramon and Mr Kramer’s remuneration to
recognise the additional responsibilities associated with these roles for the period 1 January 2021 to 31 August 2021.
Ms Tirelo Sibisi, Executive Vice President: Group Human
Resources, resigned effective 1 April 2021; her last day of
employment was 30 September 2021. Ms Italia Boninelli was
appointed as Interim Group Human Resources Executive
Consultant and a prescribed officer for the period 1 April 2021 to
31 December 2021. She will remain on contract until 31 March
2022. Their remuneration is reflected on pages 128 and 129.
Mr Graham Ehm, Executive Vice President: Planning and Technical,
retired effective 31 December 2021. He was replaced by Mr Marcelo
Godoy, Chief Technology Officer effective 15 October 2021. Their remuneration is reflected on pages 128 and 129.
Mr Vaughan Chamberlain assumed the role of Acting Chief
Development Officer from 1 October 2021. An allowance aligned with the Company’s acting allowance policy formed part of
Mr Chamberlain’s remuneration to recognise the additional
responsibilities associated with the prescribed officer role for the period 1 October 2021 to 31 December 2021. This is reflected on pages 128 and 129.
Due to the reconfigured Operating Model, Sicelo Ntuli separated from the Company after a distinguished career spanning 22
years. His separation payments were calculated in line with the relevant policy and can be seen in the single figure tables on pages 128 and 129.
Ms Lisa Ali, Chief People Officer, and Mr Terry Briggs, Chief
Development Officer, will both be joining AngloGold Ashanti
effective 1 April 2022. No payments were made to them for the
2021 reporting period.
The single total figure reporting on pages 128 and 129 provides the remuneration details of executive directors and prescribed officers who held office in the current year in line with the shareholder-approved standard conditions of employment. It is to be noted that KPM Dushnisky who was no longer a director
or prescribed officer for the relevant period in 2021 was paid the balance of his 12-month notice period of $2.8m, which included his DSP FY2020 cash bonus in February 2021. These payments
are in accordance with our termination policy on page 122 and were previously disclosed in our 2020 report.
The single figure remuneration comprises an overview of all the pay elements available to the executive management team for the year ended 31 December 2021.
Serra Grande, Brazil
>

AngloGold Ashanti Limited <IR> 2021

SECTION 3: REMUNERATION IMPLEMENTATION REPORT
JANUARY TO DECEMBER 2021 continued
Executive directors’ and prescribed officers’ remuneration
The tables below illustrate the single total figure of remuneration and the total cash equivalent received reconciliation of Executive
Directors and Prescribed Officers as prescribed by King IV. It comprises an overview of all the pay elements available to the executive management team for the year ended 31 December 2021.
Single total figure of remuneration
Base Salary
ZAR denominated
USD/AUD
denominated
Pension Scheme
Once off
Cash in lieu
portion(1)
portion(1)
benefits
relocation costs
of dividends
ZAR '000
ZAR '000
ZAR '000
ZAR '000
ZAR '000
Executive directors
A Calderon(4)
2021 – 7,821 2,066 – –
2020 – – – – –
KC Ramon(5)
2021 6,104 4,324 864 – 67
2020 5,864 4,594 834 – 385
Total executive directors 2021 6,104 12,145 2,930 – 67
2020 5,864 4,594 834 – 385
Prescribed officers
SD Bailey
2021 4,648 3,062 – – 30
2020 4,465 3,305 – – 75
I Boninelli(6)
2021 4,725 – – – –
2020 – – – – –
VA Chamberlain(7)
2021 1,047 252 137 – –
2020 – – – – –
PD Chenard(8)
2021 440 335 – – –
2020 5,282 4,255 – – –
GJ Ehm(9)
2021 – 10,392 291 – 54
2020 – 10,462 284 – 409
L Eybers
2021 – 10,760 291 – 52
2020 – 10,832 284 – 377
MC Godoy(10)
2021 – 1,882 141 – –
2020 – – – – –
I Kramer(11)
2021 2,408 – 301 – 15
2020 1,156 – 144 – –
L Marwick(12)
2021 4,706 1,828 629 – 13
2020 1,896 939 256 – –
S Ntuli(13)
2021 5,415 3,567 756 – 36
2020 5,202 3,851 728 – 95
TR Sibisi(14)
2021 1,144 758 242 – 47
2020 4,484 3,518 1,000 – 258
Total prescribed officers 2021 24,533 32,836 2,788 – 247
2020 22,485 37,162 2,696 – 1,214
(1)
Salary denominated in USD/AUD for global roles and responsibilities converted to ZAR on payment date.
(2)
Other benefits include health care, group personal accident cover, group life cover, funeral cover, accommodation allowance, pension allowance, airfare and surplus leave encashed. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.
(3)
The fair value of the DSP comprises a cash bonus and share awards for the year ended 31 December 2021. The cash bonus is payable in February 2022 and the share awards are allocated in February 2022. Shares vest over a three to five year period in equal tranches.
(4)
A Calderon was appointed as executive director and CEO with effect from 1 September 2021. All payments including salary, DSP awards, pension, and other benefits were pro-rated and aligned to the appointment period.
(5)
KC Ramon was appointed as Interim CEO from 1 September 2020 to 31 August 2021. Included in the DSP awards is the DSP cash bonus and share award for 2021 calculated on the CFO role for four months. Other payments reflect the acting allowance paid and the DSP cash bonus and share award for the acting period of eight months calculated on the CEO percentage bonus opportunity.
(6)
I Boninelli was appointed as Executive Group Human Resources Consultant and prescribed officer effective 1 April 2021. All payments including salary, DSP awards
(cash bonus only) and other benefits were pro-rated and aligned to the appointment period.
(7)
VA Chamberlain was appointed as Interim Chief Development Officer and prescribed officer effective 1 October 2021. All payments including salary, pension and other benefits were pro-rated and aligned to the appointment period. Included in the DSP awards is the DSP cash bonus and share award for the full year of 2021 (DSP awards were not pro-rated but were calculated based on his Senior Vice President (SVP) salary including a three-month acting allowance). Other payments reflect the acting allowance for the acting period from 1 October to 31 December 2021.

AngloGold Ashanti Limited <IR> 2021

The following are definitions of terminology used in the adoption of the reporting requirements under King IV:
Reflected
In respect of the DSP awards, remuneration is reflected
when performance conditions have been met during the
reporting period.
Settled
This refers to remuneration that has been included in prior
reporting periods and has now become payable but may not
yet have been paid to the executive in the current period.
Awards earned during the period reflected
but not yet settled
Other
benefits(2)
DSP
awards(3)
Sign-on
awards granted
Other payments
Single total figure
of remuneration
ZAR '000
ZAR '000
ZAR '000
ZAR '000
ZAR '000
USD '000(15)
156 20,481 10,289 – 40,813 2,761
– – – – – –
525 7,652 – 22,974 42,510 2,875
924 22,507 – 16,513 51,621 3,138
681 28,133 10,289 22,974 83,323 5,636
924 22,507 – 16,513 51,621 3,138
1,246 15,752 – – 24,738 1,673
1,259 24,103 – – 33,207 2,019
131 4,091 – – 8,947 605
– – – – – –
29 7,228 – 264 8,957 606
– – – – – –
1,489 – – – 2,264 153
2,468 8,554 – – 20,559 1,250
1,548 6,359 – – 18,644 1,261
710 32,108 – – 43,973 2,673
1,578 21,189 – – 33,870 2,291
798 31,896 – – 44,187 2,686
358 4,782 35,072 – 42,235 2,857
– – – – – –
48 5,459 – 602 8,833 598
24 6,085 – 289 7,698 468
271 13,735 – – 21,182 1,433
136 16,615 – 571 20,413 1,241
2,239 5,358 – 17,599 34,970 2,365
1,387 26,942 – – 38,205 2,322
14 – – 4,406 6,611 447
58 20,802 – – 30,120 1,831
8,951 83,953 35,072 22,871 211,251 14,289
6,840 167,105 – 860 238,362 14,490
(8)
PD Chenard retired as EVP: Strategy and Corporate Development and prescribed officer with effect from 31 January 2021. All payments including salary and other benefits were pro-rated and aligned to retirement date.
(9)
GJ Ehm retired as EVP: Group Planning and Technical and prescribed officer with effect from 31 December 2021. All payments including salary, pension, DSP awards
(cash bonus only) and other benefits are aligned to retirement date.
(10)
MC Godoy was appointed as Chief Technology Officer and prescribed officer effective 15 October 2021. All payments including salary, DSP awards, pension, and other benefits were pro-rated and aligned to the appointment period.
(11)
I Kramer was appointed as Interim CFO and prescribed officer from 1 September 2020 to 31 August 2021. All payments including salary, pension and other benefits were pro-rated aligned to the acting period for 2021. Included in the DSP awards is the DSP cash bonus and share award for the full year of 2021 (DSP awards were not pro-rated but were calculated based on his SVP salary including an eight-month acting allowance). Other payments reflect the acting allowance for the acting period from 1 January to 31 August 2021.
(12)
L Marwick’s 2021 earnings are for a full financial year as compared to 2020 earnings which were prorated as she was promoted and appointed as a prescribed officer effective 1 July 2020.
(13)
S Ntuli separated from the Company due to the reconfigured Operating Model effective 31 December 2021. All payments including salary, pension, DSP awards (cash bonus only) and other benefits are aligned to separation date. Other payments include separation payments.
(14)
TR Sibisi resigned as EVP: Group Human Resources and prescribed officer effective 1 April 2021. All payments including salary, pension and other benefits were pro-rated and aligned to 1 April 2021. Included in other payments is payment in lieu of unworked notice period from 1 April 2021 to 30 September 2021.
(15)
Convenience conversion to USD at the year-to-date average exchange rate of $1: R14.7842 (2020: $1: R16.4506).

AngloGold Ashanti Limited <IR> 2021

SECTION 3: REMUNERATION IMPLEMENTATION REPORT
– JANUARY TO DECEMBER 2021 continued
Total cash equivalent received reconciliation
Single total
figure of
remuneration
Awards earned during the period
reflected but not yet settled
DSP 2020 cash
portion settled
DSP share awards settled
DSP
awards(1)
Sign-on
awards
granted
Grant fair
value(2)
Market
movement
since grant
date(2)
Vesting fair
value(2)
ZAR '000
ZAR '000
ZAR '000
ZAR '000
ZAR '000
ZAR '000
ZAR '000
Executive directors
A Calderon
2021
40,813
(20,481)
(10,289)
–
–
–
–
2020 – – – – – – –
KC Ramon
2021
42,510
(28,907)
–
11,479
7,751
1,596
9,347
2020 51,621 (38,137) – 9,214 22,804 24,878 47,682
Total executive directors
2021
83,323
(49,388)
(10,289)
11,479
7,751
1,596
9,347
2020 51,621 (38,137) – 9,214 22,804 24,878 47,682
Prescribed officers
SD Bailey
2021
24,738
(15,752)
–
6,793
3,892
504
4,396
2020 33,207 (24,103) – 5,473 4,960 5,278 10,237
I Boninelli
2021
8,947
(4,091)
–
–
–
–
–
2020 – – – – – – –
VA Chamberlain
2021
8,957
(7,228)
–
–
2,099
425
2,524
2020 – – – – – – –
PD Chenard
2021
2,264
–
–
7,977
2,624
(151)
2,473
2020 20,559 (8,554) – 5,557 – – –
GJ Ehm
2021
18,644
(6,359)
–
9,465
6,912
1,468
8,380
2020 43,973 (32,108) – 8,612 20,969 21,781 42,750
L Eybers
2021
33,870
(21,189)
–
9,402
6,683
1,376
8,059
2020 44,187 (31,896) – 8,518 19,688 21,295 40,983
MC Godoy
2021
42,235
(4,782)
(35,072)
–
–
–
–
2020 – – – – – – –
I Kramer
2021
8,833
(5,459)
–
2,434
1,772
340
2,112
2020 7,698 (6,085) – – – – –
L Marwick
2021
21,182
(13,735)
–
4,760
1,543
262
1,805
2020 20,413 (16,615) – – – – –
S Ntuli
2021
34,970
(5,358)
–
7,593
6,278
1,637
7,915
2020 38,205 (26,942) – 6,367 6,289 6,710 12,999
TR Sibisi
2021
6,611
–
–
5,849
5,399
1,132
6,531
2020 30,120 (20,802) – 5,943 15,258 16,122 31,380
Total prescribed officers
2021
211,251
(83,953)
(35,072)
54,273
37,202
6,993
44,195
2020 238,362 (167,105) – 40,470 67,164 71,186 138,349
(1)
The fair value of the DSP comprises of a cash bonus and share awards for the year ended 31 December 2021. The cash bonus is payable in February 2022 and the share awards are allocated in February 2022. Shares vest over a three to five year period in equal tranches.
(2)
Reflects the sum of all the grant fair value, the sum of all the share price movements since grant to vesting date and the sum of all the vesting fair value for the vested
DSP 2019, DSP 2020 and vested sign-on share awards and difference in the currency movements for the vested sign-on cash settled award.
(3)
Convenience conversion to USD at the year-to-date average exchange rate of $1: R14.7842 (2020: $1: R16.4506).
Details of the share incentive scheme awards are reflected in the tables that follow.

AngloGold Ashanti Limited <IR> 2021

Sign-on cash settled
Sign-on shares settled
Total cash equivalent received
reconciliation
Grant fair
value(2)
Currency
movement since
grant date(2)
Settlement fair
value(2)
Grant fair value(2)
Market
movement since
grant date(2)
Vesting fair
value(2)
ZAR '000
ZAR '000
ZAR '000
ZAR '000
ZAR '000
ZAR '000
ZAR '000
US$ '000(3)
10,289
–
–
10,289
– –
–
–
–
–
–
–
20,332
–
1,375
–
–
–
–
–
–
–
34,429
2,329
– – – – – – 70,380 4,278
10,289
–
10,289
–
–
–
54,761
3,704
– – – – – – 70,380 4,278
–
–
–
–
–
–
20,175
1,365
– – – – – – 24,814 1,508
–
–
–
–
–
–
4,856
328
– – – – – – – –
–
–
–
–
–
–
4,253
288
– – – – – – – –
–
–
–
6,513
3,644
10,157
22,871
1,547
3,165 – 3,165 6,513 9,012 15,525 36,252 2,204
–
–
–
–
–
–
30,130
2,038
– – – – – – 63,227 3,843
–
–
–
–
–
–
30,142
2,039
– – – – – – 61,792 3,756
4,583
–
4,583
–
–
–
6,964
471
– – – – – – –
–
–
–
–
–
–
7,920
536
– – – – – – 1,613 98
–
–
–
–
–
–
14,012
948
– – – – – – 3,798 231
–
–
–
–
–
–
45,120
3,052
– – – – – – 30,629 1,862
–
–
–
–
–
–
18,991
1,285
– – – – – – 46,641 2,835
4,583
–
4,583
6,513
3,644
10,157
205,434
13,897
3,165 – 3,165 6,513 9,012 15,525 268,766 16,337

AngloGold Ashanti Limited <IR> 2021

SECTION 3: REMUNERATION IMPLEMENTATION REPORT
JANUARY TO DECEMBER 2021 continued
Number of unvested awards and movement during the reporting period
Sign-on share awards
Balance at
1 January
Granted
Vested,
deemed
settled
Forfeited/
lapsed
Balance at
31 December
Fair value
of granted
awards(1)
Fair value
of vested
awards(2)
Fair value
of unvested
awards at
31 December(3)
ZAR ‘000
ZAR ‘000
ZAR ‘000
Prescribed officers
PD Chenard
2021
32,476
–
32,476
–
–
–
10,157
–
2020 64,951 – 32,475 – 32,476 – 15,525 11,124
MC Godoy
2021
–
107,353
–
–
107, 353
30,489
–
35,287
2020 – – – – – – – –
Total prescribed
officers
2021
32,476
107,353
32,476
–
107,353
30,489
10,157
35,287
2020 64,951 – 32,475 – 32,476 – 15,525 11,124
Other management
(4)
2021
87,939
5,449
87,939
896
4,553
1,415
27,277
1,497
2020 175,878 – 87,939 – 87,939 – 28,473 30,121
Total sign–on
share awards
2021
120,415
112,802
120,415
896
111,906
31,904
37,434
36,784
2020 240,829 – 120,414 – 120,415 – 43,998 41,245
(1)
The fair value of granted awards represents the value of awards, calculated using a five business day volume weighted average share price prior to grant date.
The share awards were granted on start date and will vest over a two to three year period in equal tranches in accordance with the JSE Listings Requirements.
(2)
The fair value of vested awards represents the value received on settlement date.
(3)
The fair value of unvested awards is calculated using the closing share price as at 31 December.
(4)
The awards for other management include awards for Mr KPM Dushnisky who stepped down as executive director in 2020.

AngloGold Ashanti Limited <IR> 2021

Number of unvested awards and movement during the reporting period
DSP awards
Balance at
1 January
Granted
Vested,
deemed
settled
Forfeited /
lapsed
Balance at
31 December
Fair value
of granted
awards(1)
Fair value
of vested
awards(2)
Fair value of
unvested awards
at 31 December(3)
ZAR ‘000
ZAR ‘000
ZAR ‘000
Executive directors
A Calderon
2021
–
–
–
–
–
–
–
–
2020 – – – – – – – –
KC Ramon
2021
134,421
79,541
30,475
–
183,487
24,576
9,347
60,312
2020 89,782 62,595 17,956 – 134,421 20,404 6,069 46,042
Total executive
2021
134,421
79,541
30,475
–
183,487
24,576
9,347
60,312
directors
2020 89,782 62,595 17,956 – 134,421 20,404 6,069 46,042
Prescribed officers
SD Bailey
2021
52,433
51,929
14,325
–
90,037
16,045
4,396
29,595
2020 19,196 39,635 6,398 – 52,433 12,920 2,163 17,959
I Boninelli
2021
–
–
–
–
–
–
–
–
2020 – – – – – – – –
VA Chamberlain(4)
2021
19,889
15,498
8,228
–
27,159
4,788
2,524
8 927
2020 – – –
PD Chenard
2021
40,251
–
8,050
–
32,201
–
2,473
10,584
2020 – 40,251 – – 40,251 13,121 – 13,787
GJ Ehm
2021
120,204
73,218
27,321
–
166,101
22,622
8,380
54,597
2020 82,037 54,574 16,407 – 120,204 17,789 5,546 41,172
L Eybers
2021
115,886
72,734
26,272
–
162,348
22,473
8,058
53,364
2020 77,380 53,982 15,476 – 115,886 17,597 5,231 39,693
MC Godoy
2021
–
–
–
–
–
–
–
–
2020 – – – – – – – –
I Kramer
2021
12,892
11,816
6,884
–
17,824
3,651
2,112
5,859
2020 7,759 9,012 3,879 – 12,892 2,938 1,311 4,416
L Marwick
2021
11,482
36,223
5,884
–
41,821
11,192
1,805
13,747
2020 6,170 8,397 3,085 – 11,482 2,737 1,043 3,933
S Ntuli
2021
62,114
58,047
25,226
–
94,935
17,935
7,915
31,205
2020 24,006 46,110 8,002 – 62,114 15,030 2,705 21,275
TR Sibisi(5)
2021
93,775
–
21,291
72,484
–
–
6,531
–
2020 63,424 43,035 12,684 – 93,775 14,028 4,287 32,120
Total prescribed
2021
528,926
319,465
143,481
72,484
632,426
98,706
44,194
207,878
officers
2020 279,972 294,996 65,931 – 509,037 96,160 22,286 174,355
Other management(6)
2021
1,442,976
786,342
691,212
250,330
1,287,776
242,956
212,629
423,292
2020 1,229,606 818,941 430,107 155,575 1,462,865 266,950 145,376 501,059
Total DSP awards
2021
2,106,323
1,185 348
865,168
322,814
2,103,689
366,238
266,170
691,482
2020 1,599,360 1,176,532 513,994 155,575 2,106,323 383,514 173,731 721,456
(1)
The fair value of granted awards represents the value of awards, calculated using a five business day volume weighted average share price prior to grant date,
24 February 2021.
(2)
The fair value of vested awards represents the value deemed received on settlement date.
(3)
The fair value of unvested awards is calculated using the closing share price as at 31 December.
(4)
Opening balances were included as part of Other Management.
(5)
Share awards lapsed due to resignation.
(6)
The awards for other management include awards for Ms ME Sanz, who resigned in 2020, and Mr KPM Dushnisky, who stepped down as executive director in 2020.

AngloGold Ashanti Limited <IR> 2021

SECTION 3: REMUNERATION IMPLEMENTATION REPORT
JANUARY TO DECEMBER 2021 continued
Minimum shareholding requirements
For the purposes of the MSR calculation, only fully owned and vested awards will count towards the determination of the MSR.
Executive
Six-year target
achievement date
MSR holding as at
31 December 2021
as a percentage of
net base pay
Three-year MSR target
achievement percentage
Six-year MSR target
achievement percentage
Executive directors
A Calderon(1)
September 2027
7%
150%
300%
KC Ramon
March 2021
899%
125%
250%
Prescribed officers
SD Bailey
January 2025
199%
100%
200%
I Boninelli(2)
April 2027
0%
100%
200%
VA Chamberlain(3)
October 2027
57%
100%
200%
GJ Ehm(4)
March 2019
243%
100%
200%
L Eybers
March 2023
370%
100%
200%
MC Godoy(5)
October 2027
0%
100%
200%
L Marwick
July 2026
108%
100%
200%
S Ntuli(6)
January 2025
181%
100%
200%
(1)
Appointed executive director with effect from 1 September 2021 and the three-year MSR achievement is due in September 2024.
(2)
Appointed prescribed officer with effect from 1 April 2021 and the three-year MSR achievement is due in April 2024.
(3)
Appointed prescribed officer with effect from 1 October 2021 and the three-year MSR achievement is due in October 2024.
(4)
Retired prescribed officer with effect from 31 December 2021. MSR holding not required.
(5)
Appointed prescribed officer with effect from 15 October 2021 and the three-year MSR achievement is due in October 2024.
(6)
Prescribed officer separated from the Company due to the reconfigured Operating Model with effect from 31 December 2021. MSR holding not required.

AngloGold Ashanti Limited <IR> 2021

2021 DSP performance outcomes
The committee approved the 2021 DSP metrics Company performance achievement with the following downward adjustments:
nCROE: 7.5% reduction from stretch to target on the basis of the Company’s performance
AIFR: 4% reduction as a result of the two fatalities that took place at Obuasi in Ghana and Serra Grande in Brazil
This resulted in a total reduction of 11.5%. Therefore the 2021 DSP Company performance achievement will be 70.73% (from the original
82.23%)
The table below, which is a 14% reduction on the unadjusted figure, summarises AngloGold Ashanti’s remuneration metrics, their weightings, and performance against these metrics applicable to the DSP during 2021:
DSP performance measure
Weighting
Threshold
measures
Target measures
Stretch measures
2021
achievement %
Financial
measures
Relative total shareholder return
(measured in US$)
10.00% Median TSR of
comparators
Halfway between
median and upper
quartile
Upper quartile of
TSR comparators
15.00%
Absolute total shareholder return
(measured in US$)
10.00% US$ COE US$ COE + 2% US$ COE + 6% 15.00%
Normalised cash return on equity (nCROE) 15.00% US$ COE (6%) US$ COE + 9% (15%) US$ COE + 18% (24%) 15.00%
Production 12.50% 2,700oz (000) 2,800oz (000) 2,900oz (000) 0.00%
All-in-sustaining costs 15.00% US$1,230/oz US$1,205/oz US$1,180/oz 0.00%
Future
Ore Reserve additions (pre-depletion,
optionality
asset sales, mergers and acquisitions) 6.25% Plus 1.4Moz Plus 2.9Moz Plus 4.3Moz 5.91%
Mineral Resource (pre-depletion, asset
sales, mergers and acquisitions)
6.25% Plus 3.8Moz Plus 7.5Moz Plus 11.3Moz 0.00%
Safety,
health,
environment
and
community
All injury frequency rate (AIFR) –
one year
4.00%
performance
improvement
(2.33)
performance
improvement
(2.27)
performance
improvement
(2.21) 2.00%
Major hazard management critical 95% critical 99% critical 99.5% critical control percentage compliance control control control
4.00% compliance compliance compliance 4.60%
Cumulative number of critical control
registers established for site-specific
material health risks (as captured in
AuRisk) at each operation
1.50% 5 6 8 2.08%
Compliance with occupational
exposure monitoring programmes for
60% 70% 90%
noise and dust at each operation 1.50% Compliance compliance compliance 2.01%
Number of reportable environmental
incidents at operating mines
3.00% 2 1 – 0.00%
GHG emissions – develop a carbon
budget for each operation based on
80% of 90% of 100% of
approved business plans 3.00% operations operations operations 4.50%
Number of business disruptions as a
result of community unrest
2.50% 3 2 – 3.13%
Core value:
Succession bench strength in talent for
People
Executive Committee roles 2.00% 15 successors 16 successors 18 successors 0.00%
Key staff retention 1.00% 85% p.a. 90% p.a. 95% p.a. 1.50%
Gender diversity 2.50% 21% female 23% female 25% female 0.00%
representation representation representation
Total 100% 70.73%
No malus or clawback provisions were applied for the Executive Committee members in 2021.

AngloGold Ashanti Limited <IR> 2021

SECTION 3: REMUNERATION IMPLEMENTATION REPORT
JANUARY TO DECEMBER 2021 continued
Total remuneration outcomes – Alberto Calderon
Chief Executive Officer – four months (September – December 2021)
Start date:
1 September 2021
Notice period:
12 months
Change in control
(as described in the Remuneration Policy, “Change in control” on page 124):
12 months
CEO
(Rm)
Actual Earnings
Target
Maximum
Base salary
0
Benefits
DSP cash
30
60
DSP deferral
90
120
150
Total actual pay for Mr Calderon is based on four months, which is aligned to his start date of 1 September 2021. Note that the target and maximum earning potential have been annualised.
Maximum DSP cash bonus opportunity: 150%
Final cash bonus results: 86.58%
Maximum DSP share awards opportunity: 300%
Final share award results: 173.17%
Total DSP opportunity: 450% (as % of base pay)
Final DSP result for 2021: 259.75%
CEO: Key objectives and achievements 2021
Scorecard
Health, safety, environment and community
Safety – 12.5%
Health, environment and community – 12.5%
Results aligned to Company DSP outcome
Weighting
Comments
25%
A new Climate Change Strategy has been developed
We have published our inaugural Climate Change Report during the year, in line with the recommendations of the Task Force on Climate-
related Financial Disclosures
Our all injury frequency rate in 2021 ended with 2.14 injuries per million hours worked, which remains well below the ICMM member Company average. This however does not detract from the fact that in 2021 we lost two of our colleagues
The decarbonisation target of a 30% reduction in GHG emissions intensity by 2022 has been exceeded (baseline year: 2007)
Production and cost
Achievement of production ounces and cash
cost/oz
Deliver the Company strategy and market
guidance
Advance major projects for the Company’s
long-term future
55%
Our mines stabilised in the second half of the year with a 12%
production gain from our operating assets (excluding Obuasi) over the first half, partly offsetting rising costs related to COVID-19 and inflation impacts
We generated $104m free cash flow, leaving our balance sheet in a solid position at year-end, with low gearing, strong liquidity and no near-
term debt maturities
We resumed underground mining at Obuasi in October and since then the start plan has tracked to schedule
The acquisition of Corvus has enhanced the project pipeline. This delivers a unique opportunity to consolidate Corvus’ assets with our own in one of the world’s top ranking mining jurisdictions to create a meaningful new production base, with first gold output anticipated in three years
8
2     7
72
36
6
24
48
24
6
24
14

AngloGold Ashanti Limited <IR> 2021

CEO: Key objectives and achievements 2021 continued
Scorecard
Weighting
Comments
Individual KPIs
Operating model that builds organisational
efficiency through effective structure and
leadership
Effective stakeholder management through:
Effective relationships with Shareholders
and Investors; and
Effective regular communication with
Executive Committee, operations, projects
and employees
20%
The CEO spent significant time with the leadership team immediately after his appointment in September 2021, designing and
communicating the new model and implementation was completed in early 2022. The new organisational structure provides clear accountability across the business
With a focus on transformation, talent management, business
improvement and mine planning, the CEO made three key external appointments, adding significant experience to an already seasoned group of existing executives
Total
100%
CEO: Performance incentive outcome 2021
2021 DSP performance outcome
Weighting
DSP award outcome
Financial performance targets
Relative total shareholder return 10.00% 15.00%
Absolute total shareholder return 10.00% 15.00%
nCROE 15.00% 15.00%
Production 12.50% 0.00%
All-in sustaining costs 15.00% 0.00%
Ore Reserve pre-depletion 6.25% 5.91%
Mineral Resource additions pre-depletion 6.25% 0.00%
Safety, health, environment and community 19.50% 18.32%
Core value: people 5.50% 1.50%
Total % for Company performance:
100.00%
70.73%
x
Organisational performance weighting: 80.00%
=
A - Organisational performance weighted outcome:
56.58%
Individual performance results
Actual individual targets and strategic objectives are not disclosed in order to maintain commercial confidentiality in competitive markets.
Individual performance weighting:
20.00%
X
Performance rating award correlation: 150.00%
=
B - DSP opportunity based on individual performance:
30.00%
Total % of DSP pay opportunity (A+B) 86.58%
x
On-target total cash bonus opportunity (as % of base pay) 100.00%
On-target total deferred share award opportunity (as % of base pay) 200.00%
=
Final cash bonus result (as % of base pay) 86.58%
Final deferred share award result (as % of base pay) 173.17%
Base pay for four months as at 31 December 2021 (all offshore payments converted to ZAR at exchange rate of ZAR14.7842: USD1)
x
7,884,907
=
Annual cash portion of DSP:
6,827,068
Annual deferred share portion of DSP (to vest over five years):
13,654,135
Total 2021 deferred share plan award:
20,481,203

AngloGold Ashanti Limited <IR> 2021

SECTION 3: REMUNERATION IMPLEMENTATION REPORT
JANUARY TO DECEMBER 2021 continued
Total remuneration outcomes – Christine Ramon
Start date:
1 October 2014
Notice period:
6 months
Change in control
(as described in the Remuneration Policy, “Change in control” on page 124):
6 months
(a) Interim Chief Executive Officer – eight months (January – August 2021)
Interim CEO
(Rm)
Actual Earnings
Target
Maximum
Base salary
0
5
Benefits
DSP cash
10
15
DSP deferral
20
25
30
35
40
Total actual pay for Ms Ramon in 2021, which could result from the remuneration policy stated above, is shown in relation to target and maximum earning potential.
Maximum DSP cash bonus opportunity: 150%
Final cash bonus results: 81.58%
Maximum DSP share awards opportunity: 300%
Final share award results: 163.17%
Total DSP opportunity: 450% (as % of base pay)
Final DSP result for 2021: 244.75%
Interim CEO: Personal KPIs and performance 2021
Interim CEO
Personal KPIs
Weightings
Comments
Focus on employee
health and safety and
maintain business
continuity in the context
of the COVID-19
pandemic
20%
Supported the roll out of the revitalised safety strategy across the group which resulted in the number of reported high potential incidents improving year-on-year
Maintained focus on business continuity while proactively managing operational and supply risks to ensure adequate stockpile levels and three to six months of critical consumables and spares across operations to mitigate risk
Ensured AngloGold Ashanti maintained its focus on the COVID-19 vaccination roll-out programme across the group within the regulatory frameworks of each of our operational jurisdictions
19
9
2.5
7
13
6
2.5
7
14
7
2.5
7

AngloGold Ashanti Limited <IR> 2021

Interim CEO: Personal KPIs and performance 2021 continued
Interim CEO
Personal KPIs
Weightings
Comments
Guide the development
of 2022 strategy and
execute the agreed 2021
strategy
25%
Focused on extending mine lives and improving Ore Reserve confidence through development. Completed 465km of brownfield drilling in the first half of the year. Notable successes included the continued growth of the newly discovered Frankie orebody at
Sunrise Dam and additional high-grade intercepts at Geita’s Nyamulilima discovery
Tropicana-Havana Stage 2 progressed and Sunrise Dam’s Golden Delicious open pit was completed
The Geita Hill underground portal development advanced according to plan
Received permits for the Geita Nyamulilima open pit earlier than expected and progressed its development
Obtained the new TSF facility permit for Iduapriem and advanced related plans
The reinvestment strategy experienced delays in the execution of Cut 2 at Iduapriem, a result of community issues, and an unplanned pit-wall failure at Tropicana has led to a three-month production delay for 2022
Kept market informed on Obuasi, and in particular the voluntary suspension of underground activities there following the fatal incident in May 2021, the mine-wide review process and the potential impact on the Ore Reserve. The Obuasi mine suspension led to the revision of market guidance in August 2021
The Corvus business case was progressed and the proposal to acquire the 80% stake was approved by board in July 2021
Supported the launch of the shared consciousness framework on 29 April 2021 to ensure improved visibility, accountability and focus on ESG metrics
Ensured a strong focus on progressing the Company’s Climate Change Strategy
Ensured an appropriate focus and the necessary governance structures to monitor implementation of the Brazilian TSF compliance programme
Disciplined capital
allocation: balance sheet,
reinvestment in the
business and shareholder
returns
25%
Maintained adequate balance sheet liquidity. Balance sheet metrics remained strong with an improved adjusted net debt to adjusted EBITDA ratio of 0.37 times at the end of the second quarter 2021 compared to 0.73 times for June 2020
Maintained focus on capital discipline and ensuring that capital was managed within budget
Ensured substantial completion of Obuasi Phase 2 in June 2021. Phase 3 was established and progressed while underground mining activities were suspended
Effective stakeholder
management
20%
Represented AngloGold Ashanti at all major investor conferences
Led the capital markets day communication in February 2021. This was the first time that AngloGold Ashanti management held this event in 8 years. The strategy and longer-
term guidance issued was well received by the market. Unfortunately, the suspension of underground mining operations at Obuasi and cost pressures led to the revision in the market guidance later in the year
Participated in key stakeholder forums and engaged with joint venture partners, ensuring that AngloGold Ashanti’s position on key sustainability and other relevant matters was advanced
Ensured regular communication with the organisation through briefs and townhall sessions
Organisational culture
and values refresh
10%
Initiated and directed the organisational culture and values refresh journey
Continued to embed the diversity and inclusion framework across the group
Progressed unconscious bias training and played an active role in the Global Women’s
Forum
Ensured review of relevant human resource policies, practices and frameworks
Held regular team cohesion sessions with the executives
Total
100%

AngloGold Ashanti Limited <IR> 2021

SECTION 3: REMUNERATION IMPLEMENTATION REPORT
JANUARY TO DECEMBER 2021 continued
Interim CEO: DSP performance incentive outcome 2021
2021 DSP performance outcome
Weighting
DSP award outcome
Financial performance targets
Relative total shareholder return 10.00% 15.00%
Absolute total shareholder return 10.00% 15.00%
nCroe 15.00% 15.00%
Production 12.50% 0.00%
All-in sustaining costs 15.00% 0.00%
Ore Reserve additions pre-depletion 6.25% 5.91%
Mineral Resource additions pre-depletion 6.25% 0.00%
Safety, health, environment and community 19.50% 18.32%
Core value: people 5.50% 1.50%
Total % for Company performance:
100.00%
70.73%
x
Organisational performance weighting: 80.00%
=
A - Organisational performance weighted outcome:
56.58%
Individual performance results
Actual individual targets and strategic objectives are not disclosed in order to maintain commercial confidentiality in competitive markets.
Individual performance weighting:
20.00%
X
Performance rating award correlation: 125.00%
=
B - DSP opportunity based on individual performance:
25.00%
Total % of DSP pay opportunity (A+B) 81.58%
x
On-target total cash bonus opportunity (as % of base pay) 100.00%
On-target total deferred share award opportunity (as % of base pay) 200.00%
=
Final cash bonus result (as % of base pay)
81.58%
Final deferred share award result (as % of base pay)
163.17%
Base pay for eight months as at December 2021 (all offshore payments converted to ZAR at exchange rate of ZAR14.7842: USD1)
x
8,684,485
=
Annual cash portion of DSP:
7,085,162
Annual deferred share portion of DSP (to vest over five years):
14,170,338
Total 2021 deferred share plan award:
21,255,500

AngloGold Ashanti Limited <IR> 2021

(b) Chief Financial Officer – four months (September – December 2021)
CFO
(Rm)
Actual Earnings
Target
Maximum
Base salary
0
Benefits
DSP cash
5
DSP deferral
10
15
20
Total actual pay for Ms Ramon in 2021, which could result from the remuneration policy stated above, is shown in relation to target and maximum earning potential.
Maximum DSP cash bonus opportunity: 127.5%
Final cash bonus results: 69.35%
Maximum DSP share awards opportunity: 277.5%
Final share award results: 150.93%
Total DSP opportunity: 405% (as % of base pay)
Final DSP result for 2021: 220.28%
CFO: Personal KPIs and performance 2021
CFO Personal KPIs
Weightings
Comments
Leadership and
stakeholder
engagement
15%
Maintained engagement and effective relationships with investors, banks, debt investors, ratings agencies and joint venture partners
Continued providing input at relevant stakeholder forums on financial, tax and regulatory matters
Liquidity, ratings,
balance sheet
management
30%
Delivered on the refinancing of the 2022 bonds through a new issuance in October 2021, setting a new benchmark, for the lowest coupon ever achieved by AngloGold Ashanti
Launched a liability management exercise to redeem the 2022 bonds which was successfully executed in November 2021
Ensured successful refinancing of the Geita $150m RCF in December 2021
Proactively engaged ratings agencies on AngloGold Ashanti’s strategy, cost initiatives,
Obuasi’s mining operations and risk mitigation measures applied during the COVID-19 pandemic. All three agencies reaffirmed AngloGold Ashanti’s credit rating during the second half of 2021
Ensured that we maintained our focus on cash upstreaming while complying with regulatory requirements across our various operating jurisdictions
Kibali repatriated a cash dividend of $231m (attributable) in 2021, a significant positive development
Ensured that our focus remained on cash repatriation in Argentina where we repatriated
$19m in cash (net of withholding tax) in December 2021. The remainder of the cash in-
country was invested at attractive interest rates and mitigated currency devaluation
Ensured tangible progress on the Tanzanian VAT receivable where $54m was offset in 2021 against corporate taxes
The balance sheet and liquidity remained strong, despite operational issues, the suspension of underground mining operations at Obuasi and COVID-19 impacts
9
5
0.5
3
6
3
0.5
3
5
2
0.5
3

AngloGold Ashanti Limited <IR> 2021

SECTION 3: REMUNERATION IMPLEMENTATION REPORT
JANUARY TO DECEMBER 2021 continued
CFO: Personal KPIs and performance 2021 continued
CFO Personal KPIs
Weightings
Comments
Cost discipline and
cash preservation
measures
30%
Compiled revised production and cost guidance in August 2021 – this applied across all metrics for 2021 after taking into consideration COVID-19 impacts (which was explicitly excluded from guidance)
Proactively managed supply chain risks across the business. Despite the inflationary pressures, supply chain savings of $52.3m were achieved for 2021 against a target of $55m
Maintained a strong focus on reducing corporate costs and non-essential expenditure.
Corporate costs were contained well below budget for the year
Governance and
Risk management
20%
Ensured a strong culture of compliance across the group through regular interaction with the business, and quarterly CFO sessions; also ensured consistency in accounting practices and proactive risk mitigation processes throughout the Company
Ensured that cyber security was effectively managed across the business. There were no material breaches in cyber security during the year
The P80 target 2022 budget and P50 stretch budget were delivered timeously for board approval
Supported the external auditor tender process which was successfully executed for consideration by the Audit and Risk Committee in November 2021
People, culture, and
values refresh
5%
Directly involved in initiation of the organisational culture and values refresh, ensuring broader finance team participation
Played an integral part in overseeing the design and implementation of the new Operating
Model changes for the finance and supply functions
Total
100%
CFO: DSP performance incentive outcome 2021
2021 DSP performance year outcome
Weighting
DSP award outcome
Financial performance targets
Relative total shareholder return 10.00% 15.00%
Absolute total shareholder return 10.00% 15.00%
nCroe 15.00% 15.00%
Production 12.50% 0.00%
All-in sustaining costs 15.00% 0.00%
Ore Reserve additions pre-depletion 6.25% 5.91%
Mineral Resource additions pre-depletion 6.25% 0.00%
Safety, health, environment and community 19.50% 18.32%
Core value: people 5.50% 1.50%
Total % for Company performance:
100.00%
70.73%
x
Organisational performance weighting: 80.00%
=
A - Organisational performance weighted outcome:
56.58%
Individual performance results
Actual individual targets and strategic objectives are not disclosed in order to maintain commercial confidentiality in competitive markets.
Individual performance weighting:
20.00%
X
Performance rating award correlation: 125.00%

AngloGold Ashanti Limited <IR> 2021

CFO: DSP performance incentive outcome 2021 continued
2021 DSP performance year outcome
Weighting
DSP award outcome
=
B - DSP opportunity based on individual performance:
25.00%
Total % of DSP pay opportunity (A+B) 81.58%
x
On-target total cash bonus opportunity (as % of base pay) 85.00%
On-target total deferred share award opportunity (as % of base pay) 185.00%
=
Final cash bonus result (as % of base pay) 69.35%
Final deferred share award result (as % of base pay) 150.93%
Base pay for four months as at December 2021
(all offshore payments converted to ZAR at exchange rate of ZAR14.7842: USD1)
x
3,473,818
=
Annual cash portion of DSP:
2,408,953
Annual deferred share portion of DSP (to vest over five years):
5,243,023
Total 2021 deferred share plan award:
7,651,976
Non-executive directors’ fees and allowances
The board received a 2% inflationary increase for 2021. This increase was based on the US inflation rate in 2021, in line with market practice. This is the first increase non-executive directors have received since 2014. During 2021, the board and its committees held a significantly higher number of special meetings in respect of several strategic matters considered by the board and the recruitment of the
CEO and a non-executive, which resulted in an increase in fees paid to non-executive directors.
The table below details the fees and allowances paid to non-executive directors during the year as approved by shareholders.
Director
fees(1)
Committee
fees
Travel
allowance
Total
Total
2021
(USD)
2020
(USD)
2019
(USD)
MDC Ramos (Chairperson)
359,350
92,000
–
451,350
202,375 106,750
R Gasant (Lead independent director)
179,900
116,500
–
296,400
222,500 193,250
KOF Busia
139,300
93,500
7,500
240,300
103,250 –
AM Ferguson
139,300
103,000
12,500
254,800
197,000 216,500
AH Garner
139,300
53,500
8,750
201,550
173,500 195,500
NVB Magubane
139,300
38,500
–
177,800
170,500 –
MC Richter
139,300
103,000
7,500
249,800
208,750 230,250
JE Tilk
139,300
130,500
8,750
278,550
205,875 230,500
Total
1,375,050
730,500
45,000
2,150,550
1,483,750 1,172,750
(1)
Includes the annual base fee paid to NEDs as well as fees paid for special board meetings.

AngloGold Ashanti Limited <IR> 2021
SUPPLEMENTARY INFORMATION
information

AngloGold Ashanti Limited <IR> 2021

FORWARD-LOOKING STATEMENTS
Certain statements contained in this document, other than
statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences
of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking
statements or forecasts involve known and unknown risks,
uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements
expressed or implied in these forward-looking statements. Although
AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including those related to international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents.
For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2021 and the Risk Factors section in AngloGold Ashanti’s Prospectus
Supplement dated 19 October 2021, each filed with the United
States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause
AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold
Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial
measures. AngloGold Ashanti utilises certain Non-GAAP
performance measures and ratios in managing its business. Non-
GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
Materiality disclaimer
Inclusion of information in this report, including any discussion, analysis or assessment of “material”, “significant”, “key” or similarly described information is not an indication that we deem such information to be material to an investment decision related to our securities or important to an understanding of our business more generally. This report also contains certain forward-looking statements, including “forward-looking statements” made within the meaning of the U.S. Private Securities Litigation Reform Act of
1995. In particular, these include, among other statements, forward-looking statements relating to the Company’s future performance, goals and objectives, as well as future regulatory developments, with respect to sustainability and other environmental, social and governance matters. Such statements are often, but not always, made through the use of words or phrases such as “believes,”
“expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks”, “will,” “should,” “could” or “may” or words of similar meaning. They may involve estimates and assumptions that are subject to risks, uncertainties and other factors. These and other statements made in this report may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated, including the risk factors set forth in our Report on Form 20-F filed on 30 March 2022 with the U.S. Securities and
Exchange Commission.

AngloGold Ashanti Limited <IR> 2021
ADMINISTRATION AND CORPORATE INFORMATION
AngloGold Ashanti Limited
Registration No. 1944/017354/06
Incorporated in the Republic of
South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD
JSE Sponsor:
The Standard Bank of South Africa
Limited
Auditors:
Ernst & Young Inc.
Offices
Registered and Corporate
112 Oxford Road, Houghton Estate,
Johannesburg, 2198
(Private Bag X 20, Rosebank 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 10 AMP Building
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155
Directors
Executive
A Calderon †
(Chief Executive Officer)
KC Ramon ^
(Chief Financial Officer)
Non-executive
MDC Ramos ^ (Chairperson)
KOF Busia°
AM Ferguson *
AH Garner
#
R Gasant ^
SP Lawson
#
NVB Magubane ^
MC Richter
#
~
JE Tilk
•
*British
•
Canadian
# American
† Colombian  ~ Panamanian
^ South African ° Ghanaian
Officers
LM Goliath
Group Company Secretary
Investor relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail:
yrchowthee@anglogoldashanti.com
Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
Email: amaxey@anglogoldashanti.com
Share registrars
South Africa
Computershare Investor Services
(Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(Private Bag X900, Saxonwold, 2123)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com
Australia
Computershare Investor Services
Pty Limited
Level 11, 172 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975
ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140
(Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail: shrrelations@
cpushareownerservices.com
Website: www.mybnymdr.com
Global BuyDIRECTSM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

6593/21

www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 30, 2022
By: /s/ LM GOLIATH
Name: LM Goliath
Title: Company Secretary